03019083

John Hancock
FINANCIAL SERVICES
INC

AR/S
P.E.
12-31-02
1-15601

PROCESSED
MAR 31 2003
THOMSON
FINANCIAL

2002 Annual Report to Stockholders

To Our Stockholders

The past year was one of the most challenging in memory for all of us in business. Yet, in a difficult market environment, John Hancock continued to achieve organic growth by focusing on our core businesses and the effective execution of our strategies. During the year, we:

- Continued to grow segment after-tax operating income per share, while further reducing costs;
- Gained market share in retail products, including life insurance, long-term care insurance and annuity products, while maintaining our required hurdle rates;
- Increased our penetration of key distribution channels while concentrating on more economically rational distribution;
- Effectively managed the profitability of our spread-based fixed annuity and institutional products; and
- Developed new and innovative retail and institutional products.

The unusual number of problems affecting the economy and the life insurance marketplace included sharply lower stock prices for the third consecutive year, volatile credit markets, accounting scandals and lagging consumer confidence.

Although we did not escape unscathed, we believe our financial performance was solid in light of these conditions. We achieved a 7.6% increase in segment after-tax operating income per share and a return on equity of 14.6%. Net income per share, which included larger-than-normal losses on our fixed-income portfolio, decreased 15.4%. Segment after-tax operating income and net income were also reduced by an adjustment to the company's deferred acquisition cost (DAC) assets to reflect the impact of weak equity markets on variable annuity and variable life insurance profitability.

Our accomplishments in 2002 speak to our ability to build the company in uncertain times and good times alike. We believe we have the right strategy to outperform our competitors, maximize return on equity and create value for John Hancock stockholders.

Diverse Sources of Earnings Business diversity is a cornerstone of our strategy. We purposely maintain balance and diversity in terms of earnings sources: retail and institutional businesses; and insurance, fee-based and spread-based businesses. Diversity ensures that we are not overly vulnerable to sharp swings in any one market segment, and that we can ride out difficult economic cycles and capitalize on opportunities wherever they may occur.

Our diversity paid off in 2002 when weakness in some product areas was more than offset by exceptional growth in others. While our core variable life sales declined 7%, our core universal life sales more than doubled. As a result, total core life sales increased 17%.

Further, we continued to build our single life business to offset the declines in survivorship sales that occurred as a result of federal estate tax law changes.

Our mutual fund business continued its strategy to acquire existing funds and improve their distribution, in addition to launching new funds. This led to positive net cash flows versus the net redemptions experienced by most of the industry.

In institutional markets, we recorded another year of outstanding profitability in spread-based products by maintaining our pricing discipline at a time of weak market demand. We developed new products, such as *Signature*Notes, that leverage our investment expertise. However, our investment management segment had a difficult year, as earnings fell due to the erosion of assets under management stemming primarily from equity market depreciation. We believe this segment will renew its growth as markets recover.

Outside the U.S., our subsidiary in Canada, The Maritime Life Assurance Company, enjoyed an excellent year, reporting a 44% earnings increase. Our life insurance operations in Southeast Asia continued to progress, and our joint venture in Shanghai, China, successfully completed its second year with great promise for the future.

Financial Highlights*

Year Ended December 31	2002	2001	2000	1999	1998
Segment after-tax operating income (in millions)	$ 826.2	$ 805.7	$ 738.8	$ 613.2	$ 500.8
Segment after-tax operating income per share**	$ 2.82	$ 2.62	$ 2.34	$ 1.95	$ 1.59
Segment after-tax operating return on equity	14.6%	14.5%	14.3%	13.2%	11.5%
Assets under management (in billions)	$ 127.6	$ 124.2	$ 125.2	$ 127.3	$ 124.4

* See Results of Operations by Segment in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 12.

** John Hancock did not have outstanding common stock prior to its IPO on January 27, 2000. For illustration purposes, the number of 314.8 million shares outstanding is assumed for 1998 and 1999. Weighted-averaged shares outstanding in 2000, 2001 and 2002 were 316.2, 307.6 and 293.5 million diluted, respectively.

Increased Penetration of Key Distribution Channels Distribution diversity is another element of our strategy. We are an industry leader in maximizing sales by delivering our products in a cost-effective manner through multiple channels. Successes in 2002 included boosting sales through commercial banks and insurance brokers. Over the past three years, we have increased our life insurance sales through insurance brokers by more than 100%, including deeper penetration with some of the leading producer groups and brokerage organizations in the industry.

Increasingly, distributors and producers are forging relationships with a limited number of broadly based financial service providers that have staying power. We are well positioned for this trend by virtue of our ability to withstand difficult markets, the balance and quality of our product portfolio and the strength of our brand.

Investing in Our Brand Our brand continues to be a valuable corporate asset. Consumer testing shows that John Hancock stands out as a safe haven in today's turbulent times, when wealth preservation and income protection are priorities for many Americans. With its attributes of performance and integrity, our brand offers a competitive advantage in periods of economic uncertainty and helps sell products when the economy is flourishing.

Leveraging Our Investment Expertise Achieving profitable growth in assets under management is another core strategy. We are well known for our fixed-income asset management capabilities. This area was especially hard hit in 2002 by credit losses, a problem experienced by nearly all fixed-income managers.

While credit losses were at historic highs, our portfolio yields and product spreads remained solid thanks largely to our intensive credit analysis and asset-liability management expertise. In the face of recent downgrades, defaults and volatile markets, we have taken a number of steps to improve diversification and provide additional sources of new investments. As one of our key initiatives, we have begun to explore alternative investment strategies, and we will be discussing this more in the months to come.

Managing Our Capital Efficiently We continue to manage our capital efficiently to maintain strong financial ratings and achieve high returns on equity for our stockholders. As were most of the insurance industry's, our debt and claims-paying ratings were downgraded by some rating agencies in 2002 due to their concerns about the impact of the recent poor performance of investment markets on insurance company assets. Despite the downgrade, our claims-paying ratings continue to be among the highest in the life insurance industry.

John Hancock is one of the best-capitalized companies in the industry, with insurance financial strength ratings of Aa3 from Moody's and AA from Standard & Poor's. Our risk-based capital ratio at the end of 2002 was 305% as record investment losses and downgrades on investments incurred during the year were offset in part by extremely strong gains from operations. At 305%, we are still solidly within our target range of 300% to 325%. The sale of our Boston headquarters complex for $910 million, announced March 14, 2003, as well as other planned initiatives, will further strengthen our financial position.

Corporate Governance During the past year, newspaper headlines have trumpeted examples of abuse by corporate managers. Although the number of instances of abuse has been relatively small, they cast a pall over the entire business sector and raised questions about corporate integrity. We wholeheartedly support, as we always have, appropriate initiatives to ensure proper corporate governance. We believe the 2002 Sarbanes-Oxley Act and the New York Stock Exchange's (NYSE) proposed corporate governance rules are important steps towards holding managements to higher standards of accountability, and, most importantly, restoring consumer and investor confidence.

Although not yet required, the Board of Directors has demonstrated its commitment to progressive corporate governance by applying the proposed standards of the NYSE. These actions assure that a majority of the Board are independent as defined by the proposed standards; all members of the Audit, Compensation, and Nominating & Corporate Governance Committees are independent under the proposed standards; and nonmanagement directors meet in regularly scheduled sessions led by an independent presiding director.

Outlook Despite three consecutive years of challenging markets and a difficult economic climate, we have maintained our strategic focus and continued to grow our revenues, gain market share and increase our penetration of key distribution channels.

No one knows for certain when the economy will improve or when markets will stabilize. However, we are not staking our future on near-term improvement. We will manage the company to capitalize on the opportunities and maximize profits regardless of the environment, while maintaining a strong capital base.

All of us at John Hancock thank you, our stockholders, for your continued support. By doing a superior job in meeting the needs of our distributors and customers, and doing so profitably, we remain committed to delivering superior returns on your investment.

David F. D'Alessandro

David F. D'Alessandro, Chairman and Chief Executive Officer
March 26, 2003

Financial Information

Table of Contents

Five-Year Summary of Selected Financial Data	1
Management's Discussion and Analysis	1
Report of Independent Auditors	41
Consolidated Balance Sheets	42
Consolidated Statements of Income	43
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income	44
Consolidated Statements of Cash Flows	45
Notes to Consolidated Financial Statements	47
Board of Directors and Senior Elected Officers	94
Subsidiaries and Affiliates	95

Common Stock and Stockholder Ownership Profile

The common stock of John Hancock Financial Services, Inc., is traded on the New York Stock Exchange under the symbol "JHF." As of the end of business on February 28, 2003, the Company had 700,000 stockholders of record. On the same day, the trading price of the Company's common stock closed at $28.10 per share.

Stockholder Dividend Policy

An annual cash dividend of $.32 per share of common stock was paid on December 11, 2002, to stockholders of record at the close of business on November 18, 2002. Although we intend to pay dividends, the declaration and payment of dividends is subject to the discretion of the Board of Directors. The declaration, payment and amount of dividends will be dependent upon our results of operations, financial condition, cash requirements, future prospects, regulatory and other restrictions on the payment of dividends by our subsidiaries and other factors deemed relevant by our Board of Directors. There can be no assurance that we will declare and pay any dividends.

Note on Segment After-Tax Operating Income

In various portions of this Annual Report, financial performance is referenced on the basis of segment after-tax operating income which is a manner in which the Company evaluates its ongoing operations. For an explanation of segment after-tax operating income and the manner in which it is determined by the Company through adjustments to net income according to generally accepted accounting principles (GAAP), please see the section Results of Operations by Segment, in Management's Discussion and Analysis of Financial Condition.

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
PO Box 43015
Providence, RI, 02940-3015
(800) 333-9231

Investor Relations

Questions regarding John Hancock's financial results may be directed to:

Investor Relations, T-58

John Hancock Financial Services, Inc.
John Hancock Place
PO Box 111
Boston, Massachusetts 02117
phone: (617) 572-0620
fax: (617) 572-9799
email: investor.relations@jhancock.com
web site: www.jhancock.com/investor

Five-Year Summary of Selected Financial Data

Years Ended December 31,	2002	2001	2000	1999	1998
(dollars in millions, except per share data and combined ratios)					
Income Statement Data(1)					
Total revenues	$ 8,455.1	$ 9,109.0	$ 8,937.3	$ 7,807.6	$ 6,902.0
Income before cumulative effect of accounting changes(6)	499.5	611.5	818.7	162.9	448.5
Net income(2,3)	499.5	618.7	818.7	153.2	448.5
Balance Sheet Data (1)					
Total assets	$97,864.1	$ 91,144.2	$ 87,394.9	$ 84,455.7	$ 76,966.7
Long-term debt	1,450.3	1,402.1	534.0	536.9	602.7
Shareholders' equity (4)	$ 6,211.1	5,865.0	5,755.5	4,791.1	4,955.2
Basic earnings per common share(5)					
Income before cumulative effect of accounting changes(6)	$ 1.71	$ 2.01	$ 2.60	$ 0.52	
Cumulative effect of accounting changes(3)	–	0.02	–	(0.03)	
Net income per common share	$ 1.71	$ 2.03	$ 2.60	$ 0.49	
Diluted earnings per common share(5)					
Income before effect of accounting changes(6)	$ 1.70	$ 1.99	$ 2.59	$ 0.52	
Cumulative effect of accounting changes(3)	–	0.02	–	(0.03)	
Net income per common share	$ 1.70	$ 2.01	$ 2.59	$ 0.49	
Cash dividends per share	$ 0.32	$ 0.31	$ 0.30	–	

(1) Certain reclassifications to prior periods have been made to conform to the current period presentation. See Note 1 to consolidated financial statements for descriptions of acquisitions and accounting changes which impact the comparability of this financial data.

(2) Includes demutualization expenses representing costs associated with the Company's demutualization of $(10.6) million, or $(0.03) basic/diluted earnings per share in 2000, $(96.2) million, or $(0.30) basic/diluted earnings per share in 1999, and $(11.7) million in 1998.

(3) The net cumulative effect of accounting changes was $7.2 million, or $0.02 basic/diluted earnings per share in 2001 and $(9.7) million, or $(0.03) basic/diluted earnings per share in 1999.

(4) Balances prior to 2000 are formerly referred to as policyholders' equity.

(5) For 2000 and 1999 this is unaudited pro forma information which gives effect to the Reorganization and Initial Public Offering referred to in Note 1 to our audited consolidated financial statements. Because the Company did not have outstanding common stock prior to its IPO on February 1, 2000, the 1999 per share balances represent earnings per share on a pro forma basis for the period January 1, 1999 through December 31, 1999 using 314.8 million outstanding shares for the basic and diluted calculations. The 2000 per share balances represent earnings per share on a pro forma basis for the period from January 1, 2000 through December 31, 2000 using 314.5 million and 316.2 million outstanding shares for the basic and diluted calculations, respectively. Actual net income per common share for the period from February 1, 2000 through December 31, 2000 was $2.46 and $2.45 for the basic and diluted calculations, respectively. No cumulative effect of accounting change occurred in 2000. Pro forma earnings per common share for periods prior to 1999 are not presented as it would not be meaningful.

(6) The extraordinary item recorded in prior years for demutualization expenses has been reclassified to benefits and expenses for all periods presented in accordance with Statement of Position 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts," issued by the American Institute of Certified Public Accountants in December 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis reviews our consolidated and segment financial condition as of December 31, 2002 and 2001, the consolidated results of operations for the years ended December 31, 2002, 2001 and 2000 and, where appropriate, factors that may affect future financial performance. This discussion should be read in conjunction with the consolidated financial statements and related notes, included elsewhere in this Form 10-K.

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to trends in John Hancock Financial Services, Inc.'s, (the Company's) operations and financial results, the markets for the Company's products, the future development of the Company's business, and the contingencies and uncertainties to which the Company may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the Company. Future events and their effects on the Company may not be those anticipated by management. The Company's actual results may differ materially from the results anticipated in these forward-looking statements.

These forward-looking statements are subject to risks and uncertainties including, *but not limited to, the risks that (1) a significant downgrade in our ratings* for claims-paying ability and financial strength may lead to policy and contract withdrawals and materially harm our ability to market our products; (2) new laws and regulations, including the recently enacted Sarbanes-Oxley Act of 2002, or changes to existing laws or regulations (including, but not limited to, those relating to the Federal Estate Tax Laws and proposed Bush Administration tax and savings initiatives), and the applications and interpretations given to these laws and regulations, may adversely affect the Company's sales of insurance and investment advisory products; (3) as a holding company, we depend on dividends from our subsidiaries; Massachusetts insurance law and similar Canadian laws may restrict the ability of John Hancock Life Insurance Company and The Maritime Life Assurance Company to pay dividends within the consolidated group; (4) we face increasing competition in our retail businesses from mutual fund companies, banks and investment management firms as well as from other insurance companies; (5) a decline or increased volatility in the securities markets, and other economic factors, may adversely affect our business, particularly our variable life insurance, mutual fund, variable annuity and investment business; (6) due to acts of terrorism or other hostilities, there could be business disruption, economic contraction, increased mortality, morbidity and liability risks, generally, or investment losses that could adversely affect our business; (7) our life insurance sales are highly dependent on a third party distribution relationship; (8) customers may not be responsive to new or existing products or distribution channels, (9) interest rate volatility may adversely affect our profitability; (10) our net income and revenues will suffer if customers surrender annuities and variable and universal life insurance policies or redeem shares of our open-end mutual funds; (11) the independent directors of our variable series trusts and of our mutual funds could reduce the compensation paid to us or could terminate our contracts to manage the funds; (12) under our Plan of Reorganization, we were required to establish the closed block, a special arrangement for the benefit of a group of our policyholders. We may have to fund deficiencies in our closed block, and any overfunding of the closed block will benefit only the holders of policies included in the closed block, not our shareholders; (13) there are a number of provisions in our Restated Certificate of Incorporation and by-laws, laws applicable to us, agreements that we have entered into with our senior management, and our shareholder rights plan, that will prevent or discourage takeovers and business combinations that our shareholders might otherwise consider to be in their best interests; (14) we will face losses if the claims on our insurance products, or reductions in rates of mortality on our annuity products, are greater than we projected; (15) we face investment and credit losses relating to our investment portfolio including without limitation, the risks associated with the evaluation and determination by our investment professionals of the fair value of investments as well as whether or not any investments have been impaired on an other than temporary basis; (16) we may experience volatility in net income due to changes in standards for accounting for derivatives and other changes; (17) our United States insurance companies are subject to risk-based capital requirements and possible guaranty fund assessments; (18) the National Association of Insurance Commissioners' codification of statutory accounting practices will adversely affect the statutory surplus of John Hancock Life Insurance Company; (19) future interpretations of NAIC Actuarial Guidelines may require us to establish additional statutory reserves for guaranteed minimum death benefits under variable annuity contracts; (20) we may be unable to retain personnel who are key to our business; (21) we may incur losses from assumed reinsurance business in respect of personal accident insurance and the occupational accident component of workers compensation insurance; (22) litigation and regulatory proceedings may result in financial losses, harm our reputation and divert management resources, and (23) we may incur multiple life insurance claims as a result of a catastrophic event which, because of higher deductibles and lower limits under our reinsurance arrangements, could adversely affect the Company's future net income and financial position.

Readers are also directed to other risks and uncertainties discussed, as well as to further discussion of the risks described above, in other documents filed by the Company with the United States Securities and Exchange Commission. The Company specifically disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future developments, or otherwise.

Non-GAAP Financial Measures

A non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that excludes (includes) amounts that are not normally excluded (included) in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (GAAP) in the United States.

In this report we use a non-GAAP financial measure called "segment after tax operating income" in our discussion of Results of Operations by Segment. Please see "Adjustments to GAAP Reported Net Income" in this report or Note 13 – Segment Information, for a description of segment after tax operating income and a reconciliation of that measure to net income.

We also use a variety of other measures in this report that we do not consider non-GAAP financial measures because they do not have GAAP counterparts and are operational measures rather than measures of performance, financial position, or cash flows in our financial statements. Two examples of these measures are Sales and Assets Under Management. Sales represents a measure, defined by the Life Insurance Marketing Research Association (LIMRA), of the amount of new business we have sold during the period rather than a measure of revenue. Assets Under Management is an industry measure of a base upon which fee revenue is earned, which is composed of both assets owned and assets managed for third parties.

Overview

John Hancock Financial Services (JHFS, or the Company) is a leading financial services company providing a broad range of products and services in two major businesses: (1) the retail business, which offers insurance protection and asset gathering products and services primarily to retail consumers; and (2) the institutional business, which offers guaranteed and structured financial products and investment management products and services primarily to institutional customers. Our retail business is comprised of the Protection Segment and Asset Gathering Segment while our institutional business is comprised of the Guaranteed and Structured Financial Products Segment and the Investment Management Segment. In addition, we have a Corporate and Other Segment.

Our revenues are derived principally from:

- premiums on individual life insurance, individual and group long-term care insurance, annuities with life contingencies, single premium annuity contracts and group life insurance;

- fees from variable and universal life insurance products and annuities;
- asset management fees from mutual fund and investment management products;
- sales charges and commissions derived from sales of investment and insurance products and distribution fees; and
- net investment income and net realized investment and other gains and (losses) on general account assets.

Our expenses consist principally of insurance benefits provided to policyholders, which includes changes in policyholder reserves, interest credited on policyholders' general account balances, dividends to policyholders, other operating costs and expenses, which include commissions and general business expenses, net of expenses deferred, amortization of deferred policy acquisition costs, and premium and income taxes.

Our profitability depends in large part upon: (1) the adequacy of our product pricing, which is primarily a function of competitive conditions, our ability to assess and manage trends in mortality and morbidity experience, our ability to generate investment earnings, and our ability to maintain expenses in accordance with pricing assumptions; (2) the amount of assets under management; and (3) the maintenance of our target spreads between the rate of earnings on our investments and credited rates on policyholders' general account balances.

The Reorganization

The Board of Directors of John Hancock Mutual Life Insurance Company unanimously adopted the Plan of Reorganization on August 31, 1999. Under the terms of the Plan of Reorganization, effective February 1, 2000, John Hancock Mutual Life Insurance Company converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. In connection with the reorganization, John Hancock Mutual Life Insurance Company changed its name to John Hancock Life Insurance Company (the Life Company).

Under the Plan of Reorganization, as of February 1, 2000, John Hancock Life Insurance Company, created a closed block for the benefit of policies included therein. The purpose of the closed block is to protect the policy dividend expectations of the policies included in the closed block after demutualization. Unless the Massachusetts Commissioner of Insurance and, in certain circumstances, the New York Superintendent of Insurance, consent to an earlier termination, the closed block will continue in effect until the date none of such policies is in force. As of February 1, 2000, John Hancock Life Insurance Company segregated closed block assets of $9,343.0 million, an amount that is expected to produce cash flows which, together with anticipated revenues from policies included in the closed block, is expected to be reasonably sufficient to provide for payment of policy benefits, taxes and direct asset acquisition and disposal costs, and for continuation of policy dividend scales payable in 1999, so long as the experience underlying such dividend scales continues. The assets allocated to the closed block and any cash flows provided by these assets will solely benefit the holders of policies included in the closed block. Total closed block liabilities were $12,118.3 million as of February 1, 2000.

For additional information on the creation of the closed block see Note 6 to the consolidated financial statements.

Costs relating to the demutualization, excluding costs relating to the offering, were $129.1 million net of income taxes, of which $17.0 million was recognized in the year ended December 31, 2000. Demutualization expenses include printing and mailing costs and our aggregate cost of engaging independent accounting, actuarial, financial, investment banking, legal and other consultants to advise us. In addition, our costs include the costs of the staff and advisors of the Massachusetts Division of Insurance, the New York Insurance Department as to the demutualization process and related matters.

Critical Accounting Policies

General. We have identified the accounting policies below as critical to our business operations and understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see Note 1 – Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements. Note that the application of these accounting policies in the preparation of this report requires management to use judgments involving assumptions and estimates concerning future results or other developments including the likelihood, timing or amount of one or more future transactions or events. There can be no assurance that actual results will not differ from those estimates. These judgments are reviewed frequently by senior management, and an understanding of them may enhance the reader's understanding of the Company's financial statements. We have discussed the identification, selection and disclosure of critical accounting estimates and policies with the Audit Committee of the Board of Directors.

Consolidation Accounting. In January 2003, the Financial Accounting Standards Board issued Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," (FIN 46) which clarifies the consolidation accounting guidance of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," (ARB No. 51) to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (VIEs). The discussion below describes those entities which the Company has identified as reasonably possible candidates for consolidation under FIN 46, which would require such consolidation as of July 1, 2003.

The Investment Management Segment of the Company manages invested assets for customers under various fee-based arrangements. We use a variety of special purpose entities (SPEs) to hold assets under management for customers under these arrangements. These entities include investment vehicles commonly known as collateralized debt obligations (CDOs). In certain cases various business units of the Company make investments in the equity of these entities to support their insurance liabilities. Results of one of the CDOs are consolidated with the Company's financial results, while the remaining CDOs are not consolidated since the Company's equity interest is minor and the Company does not guarantee payment of the CDOs' liabilities, except for guarantees made to investors as part of separate account contracts which are already included in separate account liabilities in the Company's consolidated balance sheets.

The Company generates income tax benefits by investing in apartment properties (the Properties) that qualify for low income housing and/or historic tax credits. The Company invests in the Properties directly, and also invests indirectly via limited partnership real estate investment funds, which are consolidated into the Company's financial statements. The Properties are organized as limited partnerships or limited liability companies each having a managing general partner or a managing member. The Company is usually the sole limited partner or investor member in each Property; it is not the general partner or managing member in any Property. The Properties typically raise additional capital by qualifying for long term debt, which at times is guaranteed or otherwise subsidized by federal or state agencies. In certain cases, the Company invests in these mortgages of the Properties, which are non-recourse to the general assets of the Company. In the event of default by a mortgagee of a Property, the mortgage is subject to foreclosure.

The Company has a number of relationships with a disparate group of entities, which result from the Company's direct investment in their equity and/or debt. Two of these entities are energy investment partnerships, one is an investment fund organized as a limited partnership, and one is a manufacturing company in whose debt the Company invests, and which subsequently underwent a corporate reorganization and we received preferred stock as part of the restructuring. The Company has made no guarantees to any other parties involved with these entities, and has no further equity or debt commitments to them.

The Company is evaluating whether each of these entities is a VIE, and if so, whether consolidation accounting should be used for each. The Company cannot, at this time, reliably estimate the future potential impact of consolidating any potential VIE in which it is involved. However, additional liabilities recognized as a result of consolidating any of these entities would not represent additional claims on the general assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIEs. Conversely, additional assets recognized as a result of consolidation would not represent additional assets which the Company could use to satisfy claims against its general assets, rather they would be used only to settle additional liabilities recognized as a result of consolidation. The Company's maximum loss in relation to these entities is limited to its investments in them, future equity commitments made, and where the Company is the mortgagor, the outstanding balance of the mortgages originated for the Properties, and outstanding mortgage commitments the Company has made to the Properties. Therefore, the Company believes that these transactions have no impact on the Company's liquidity and capital resources beyond what is already presented in the consolidated financial statements and notes thereto. It is the Company's intent to display any consolidated entities clearly on the face of the balance sheets with appropriate disclosures.

Amortization of Deferred Acquisition Costs. Costs that vary with, and are related primarily to, the production of new business have been deferred to the extent that they are deemed recoverable. Such costs include commissions, certain costs of policy issue and underwriting, and certain agency expenses. Similarly, any amounts assessed as initiation fees or front-end loads are recorded as unearned revenue. The Company tests the recoverability of its deferred policy acquisition costs, or DAC, quarterly with a model that uses data such as market performance, lapse rates and expense levels. We amortize DAC on term life and long-term care insurance ratably with premiums. We amortize DAC on our annuity products and retail life insurance, other than term, based on a percentage of the estimated gross profits over the life of the policies, which are generally twenty years for annuities and thirty years for life policies. Our estimated gross profits are computed based on assumptions related to the underlying policies including mortality, lapse, expenses, and asset growth rates. We amortize DAC and unearned revenue on these policies such that the percentage of gross profits to the amount of DAC and unearned revenue amortized is constant over the life of the policies.

Estimated gross profits, including net realized investment and other gains (losses), are adjusted periodically to take into consideration the actual experience to date and assumed changes in the remaining gross profits. When estimated gross profits are adjusted, we also adjust the amortization of DAC to maintain a constant amortization percentage over the life of the policies. Our current estimated gross profits include certain judgments by our actuaries concerning mortality, lapse and asset growth that are based on a combination of actual Company experience and historical market experience of equity and fixed income returns. Short-term variances of actual results from the judgments made by management can impact quarter to quarter earnings. Our history has shown us that the actual results over time for mortality, lapse and the combination of investment returns and crediting rates (referred in the industry as interest spread) for the life insurance and annuity products have reasonably followed the long-term historical trends. In recent years, actual results for market experience, or asset growth, have fluctuated considerably from historical trends and the long-term assumptions made in calculating expected gross profits. As a result, we changed some of these long-term assumptions in Q3 2002, as further described below.

Q3 2002 Unlockings: As of September 30, 2002, the Company changed several future assumptions with respect to the expected gross profits in its variable life insurance business in the Protection Segment and variable annuity business in the Asset Gathering Segment. First, we lowered the long-term growth rate assumption from 9% to 8% gross of fees (which are approximately 1% to 2%). Second, we lowered the average rates for the next five years from the mid-teens to 13% gross of fees. Finally, we increased certain fee rates on these policies (the variable series trust (VST) fee increase). These three changes are referred to collectively elsewhere in this document as the Q3 2002 Unlocking. The result of these changes in assumptions was a net acceleration of amortization of DAC of $36.1 million in the variable annuity business in the Asset Gathering Segment and $13.1 million (net of $12.3 million of unearned revenue and $2.5 million in policy benefit reserves) in the variable life insurance business in the Protection Segment. The impact on net income of the Q3 2002 Unlockings to Q3 2002 income was a reduction of approximately $27.5 million, or $0.09 diluted earnings per share. The accelerated amortization will reduce the total amortization of DAC in future periods, but will accelerate the amortization in the short term.

Sensitivity of Deferred Policy Acquisition Costs Amortization in 2002. If we made different assumptions, there would be a change in DAC amortization and income before taxes. The table below shows the increased (decreased) DAC amortization for several different scenarios which would have occurred in Q4 2002 if the indicated scenario assumptions had been used in Q4 2002.

	Protection	Asset Gathering	Total
(in millions)			
Long-term and short-term growth rate assumption of 8%, gross of fees	$10.0	$22.5	$32.5
Long-term and short-term growth rate assumption of 9%, gross of fees	3.6	16.7	20.3
Long-term growth rate assumption of 9%, gross of fees, and short-term growth rate of 13%, gross of fees	(7.2)	(1.7)	(8.9)

Sensitivity of Deferred Acquisition Costs Amortization in 2003. The level of DAC amortization in 2003 will vary if separate account growth rates vary from our current assumptions. The table below shows the estimated increased (decreased) quarterly DAC amortization that will result if actual separate account growth rates are different than the rates assumed in our DAC models.

	Protection	Asset Gathering	Total
(in millions)			
18%	$(0.9)	$(5.3)	$(6.2)
13%	–	–	–
8%	1.3	6.7	8.0

Benefits to Policyholders. Reserves for future policy benefits of certain insurance products are calculated using management's judgments of mortality, morbidity, lapse, investment performance and expense levels that are based primarily on the Company's past experience and are therefore reflective of the Company's proven underwriting and investing abilities. Once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy unless the Company recognizes a loss on the entire line of business. The Company periodically reviews its policies for loss recognition and based on management's judgment the Company from time to time may recognize a loss on certain lines of business. Short-term variances of actual results from the judgments made by management are reflected in current period earnings and can impact quarter to quarter earnings.

Investment in Debt and Equity Securities. Impairments on our investment portfolio are recorded as a charge to income in the period when the impairment is judged by management to occur. See the General Account Investments section of this document and "Quantitative and Qualitative Information About Market Risk – Credit Risk" section of this document for a more detailed discussion of the investment officers' professional judgments involved in determining impairments and fair values.

Certain of our fixed income securities classified as held-to-maturity and available-for-sale are not publicly traded, and quoted market prices are not available from brokers or investment bankers on these securities. The change in the fair value of the available-for-sale securities is recorded in other comprehensive income as an unrealized gain or loss. We calculate the fair value of these securities ourselves through the use of pricing models and discounted cash flows calling for a substantial level of professional investment management judgments. Our approach is based on currently available information, including information obtained by reviewing similarly traded securities in the market, and we believe it to be appropriate and fundamentally sound. However, different pricing models or assumptions or changes in relevant current information could produce different valuation results. The Company's pricing model takes into account a number of factors based on current market conditions and trading levels of similar securities. These include current market based factors related to credit quality, country of issue, market sector and average investment life. The resulting prices are then reviewed by the pricing analysts and members of the Controller's Department. Our pricing analysts take appropriate action to reduce valuation of securities where an event occurs which negatively impacts the securities' value. Certain events that could impact the valuation of securities include issuer credit ratings, business climate, management changes, litigation and government actions, among others.

As part of the valuation process we attempt to identify securities which may have experienced an other than temporary decline in value, and thus require the recognition of an impairment. To assist in identifying impairments, at the end of each quarter our Investment Review Committee reviews all securities where market value is less than ninety percent of amortized cost for three months or more to determine whether impairments need to be taken. This committee includes the head of workouts, the head of each industry team, and the head of portfolio management. The analysis focuses on each company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below cost. The results of this analysis are reviewed by the Life Company's Committee of Finance, a subcommittee of the Life Company's Board of Directors, quarterly. To supplement this process, a quarterly review is made of the entire fixed maturity portfolio to assess credit quality, including a review of all impairments with the Life Company's Committee of Finance. See "Management's Discussion and Analysis of Financial Condition and Analysis of Financial Condition and Results of Operations—General Account Investments" section of this document for a more detailed discussion of this process and the judgments used therein.

Benefit Plans. The Company annually reviews its pension and other post-employment benefit plan assumptions for the discount rate, the long-term rate of return on plan assets, and the compensation increase rate. All assumptions are reviewed with the Audit Committee.

The assumed discount rate is set in the range of (a) the rate from the December daily weighted average of long-term corporate bond yields (as published by Moody's Investor Services for rating categories A, Aa, Aaa, and Baa) less a 5% allowance for expenses and default and (b) the rate from the rounded average of the prior year's discount rate and the rate in (a) above. In 2002 the Company set the rate at 6.75%. A 0.25% increase in the discount rate would decrease pension benefits Projected Benefit Obligation (PBO) and 2003 Net Periodic Pension Cost (NPPC) by approximately $65.1 million and $4.9 million respectively. A 0.25% increase in the discount rate would decrease other post-employment benefits Accumulated Postretirement Benefit Obligation (APBO) and 2003 Net Periodic Benefit Cost (NPBC) by approximately $18.1 million and $1.2 million respectively.

The assumed long-term rate of return on plan assets is generally set at the long-term rate expected to be earned (based on the Capital Asset Pricing Model and similar tools) based on the long-term investment policy of the plans and the various classes of the invested funds. For 2003 Net Periodic Pension (and Benefit) cost, it is expected that an 8.75% long term rate of return assumption will be used. A 0.25% increase in the long-term rate of return would decrease 2003 NPPC by approximately $4.6 million and 2003 NPBC by approximately $0.5 million. The expected return on plan assets is based on the fair market value of the plan assets as of December 31, 2002. The target asset mix of the plan is: 50% domestic stock, 15% international stock, 10% private equity, and 25% fixed income.

The compensation rate increase assumption is generally set at a rate consistent with current and expected long-term compensation and salary policy; including inflation. A change in the compensation rate increase assumption can be expected to move in the same direction as a change in the discount rate. A 0.25% decrease in the salary scale would decrease pension benefits PBO and NPPC by approximately $8.3 million and $1.2 million respectively. Post employment benefits are independent of compensation.

The Company uses a 5% corridor for the amortization of actuarial gains/losses. Actuarial gains/losses are amortized over approximately 13 years for pension costs and over approximately 13 years for benefit costs.

Prior service costs are amortized over approximately 9 years for pension costs and over approximately 17 years for benefit costs.

Income Taxes. We establish reserves for possible penalty and interest payments to various taxing authorities with respect to the admissability and timing of tax deductions. Management makes judgments concerning the eventual outcome of these items and reviews those judgments on an ongoing basis.

Economic Trends

Economic trends impact profitability and sales of the Company. The impact of economic trends on the Company's profitability are similar to their impact on the financial markets. The Company estimates that a full year increase (decrease) in interest rates of 1.0% would increase (decrease) segment after tax operating income by approximately $5 million, and that a full year increase (decrease) in equity markets of 5% would increase (decrease) segment after tax operating income by approximately $10 million.

The sales and other financial results of our retail business over the last several years have been affected by general economic and industry trends. Variable products, including variable life insurance and variable annuities, until 2001 had accounted for the majority of recent increases in total premiums and deposits for the insurance industry as a result of the strong equity market growth in recent years and the "baby boom" generation reaching its high-earnings years and seeking tax-advantaged investments to prepare for retirement. This trend has changed due to fluctuations in stock market performance and we have seen investors return to fixed income products. Our diverse distribution network and product offerings will assist in the maintenance of assets and provide for sales growth. Although sales of traditional life insurance products have experienced continued declines, sales of fixed annuity products and corporate owned life insurance have increased. Universal life sales have also increased for the Company and for the industry as a whole, due in part to the market's demand for products of a fixed nature. With respect to our long-term care insurance products, premiums have increased due to the aging of the population and the expected inability of government entitlement programs to meet retirement needs.

Premiums and deposits of our individual annuity products increased 62.2% to $3,438.5 million in 2002 as compared to 2001, driven by an 82.3% increase in the fixed annuity business. Our variable life insurance product deposits in 2002 increased 2.3% to $926.8 million compared to 2001, while premiums and deposits on our long-term care insurance increased 16.6%, to $771.3 million in 2002 due to persistency and strong growth in the business. Continued volatility in the equity markets during 2002 led to a decrease in mutual fund deposits of $628.3 million, or 10.7%, to $5,254.8 million in 2002. However, redemptions decreased $452.8 million, or 8.8%, to $4,670.3 million in 2002 due to conservation initiatives. We have reduced operating expenses to protect profit margins as we work to stabilize and grow assets under management in the mutual funds business. However, our mutual fund operations are impacted by general market trends, and a continued downturn in the mutual fund market may negatively affect our future operating results.

Recent economic and industry trends also have affected the sales and financial results of our institutional business. Sales of fund-type products decreased $782.6 million, or 16.9%, to $3,852.5 million. The decrease was driven by decreasing demand for GICs and increased market competition. Premiums from single premium annuity contracts decreased $600.9 million, or 67.2%, to $292.7 million in 2002, primarily due to the sale of three single premium annuity contracts totaling $794.1 million in 2001 which did not recur. We continue to look for opportunistic sales in the single premium annuity market where our pricing standards are met. Partially offsetting the decrease in sales was the introduction of a new product, *Signature*Notes, which generated $303.4 million in sales in 2002. SignatureNotes is designed to generate sales from the conservative retail investor looking for stable returns. The investment management services we provide to domestic and international institutions include services and products such as investment advisory client portfolios, individually managed and pooled separate accounts, registered investment company funds, bond and mortgage securitizations, collateralized bond obligation funds and mutual fund management capabilities. Assets under management of our Investment Management Segment decreased to $27,491.4 million as of December 31, 2002 from $28,770.6 million as of December 31, 2001.

Transactions Affecting Comparability of Results of Operations

The acquisitions described under the table below were recorded under the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the applicable date of acquisition. Each purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair values, with the excess, if any, of the applicable purchase price over the estimated fair values of the acquired assets and liabilities recorded as goodwill. These businesses and books of business were generally acquired by the Company in execution of its plan to acquire businesses and products that have strategic value, meet its earnings requirements and advance the growth of its current businesses. The following table presents actual and proforma data for comparative purposes, for the periods indicated to demonstrate the proforma effect of the acquisitions as if they occurred on January 1, 2000.

Year Ended December 31,	2002 Proforma (unaudited)	2002	2001 Proforma (unaudited)	2001	2000 Proforma (unaudited)	2000
(in millions, except per-share data)						
Revenue	$8,542.5	$8,455.1	$9,317.8	$9,109.0	$9,369.4	$8,937.3
Net income	$ 512.1	$ 499.5	$ 632.0	$ 618.7	$ 821.5	$ 818.7
Earnings per share (1)	$ 1.74	$ 1.70	$ 2.05	$ 2.01	$ 2.60	$ 2.59

(1) 2000 earnings per share is based on proforma diluted weighted average shares outstanding for the year

On December 31, 2002, the Company agreed to acquire the fixed universal life insurance business of Allmerica Financial Corporation (Allmerica) through a reinsurance agreement for approximately $104.3 million. There was no impact on the Company's results of operations from the acquired insurance business during 2002.

On October 1, 2001, Maritime Life, a majority owned subsidiary of the Company, completed its purchase of all of the shares of Royal & Sun Alliance Life Insurance Company of Canada for an amount of approximately $149.9 million. RSAF's business includes life insurance, guaranteed interest savings and retirement products. The net income relating to the acquired operations included in the Company's results from the date of acquisition through December 31, 2001 was $2.4 million.

On April 2, 2001, a subsidiary of the Company, Signature Fruit Company, LLC (Signature Fruit), purchased certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri Valley Growers, Inc., a cooperative association, for approximately $53.0 million in assumed debt. The net losses related to the acquired operations included in the Company's results from the date of acquisition through December 31, 2001 were $3.4 million.

On March 1, 2000, the Company acquired the individual long-term care insurance business of Fortis, Inc. (Fortis) through a coinsurance agreement for approximately $165.0 million. The net income relating to the acquired operations is included in the Company's results from the date of acquisition through December 31, 2000.

Event Occurring Subsequent to Year End

The 2002 results include a realized loss of $25.7 million related to a claim received on February 24, 2003 in connection with a prior year's disposal of a fixed maturities security. This loss resulted in a reduction of $16.7 million to the GAAP net income for 2002 as previously reported in our fourth quarter earnings release which was filed on form 8-K with the Securities and Exchange Commission on February 7, 2003.

Results of Operations

The table below presents our consolidated results of operations and consolidated financial information for the periods indicated.

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Revenues			
Premiums	$3,377.1	$3,851.3	$3,452.1
Universal life and investment-type product fees	815.2	772.5	749.3
Net investment income	3,934.1	3,944.9	3,864.8
Net realized investment and other gains (losses), net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and the policyholder dividend obligation (1)	(454.7)	(249.1)	88.7
Investment management revenues, commissions, and other fees	527.7	602.9	764.8
Other revenue (expense)	255.7	186.5	17.6
Total revenues	8,455.1	9,109.0	8,937.3
Benefits and expenses			
Benefits to policyholders, excluding amounts related to net realized investment and other gains (losses) credited to participating pension contractholders and the policyholder dividend obligation (2)	5,387.7	5,904.7	5,375.6
Other operating costs and expenses	1,495.6	1,500.1	1,586.4
Amortization of deferred policy acquisition costs, excluding amounts related to net realized investment and other gains (losses) (3)	350.2	306.8	242.0
Dividends to policyholders	585.4	571.3	564.4
Demutualization expenses	–	–	10.6
Total benefits and expenses	7,818.9	8,282.9	7,779.0
Income before income taxes and cumulative effect of accounting changes	636.2	826.1	1,158.3
Income taxes	136.7	214.6	339.6
Income before cumulative effect of accounting changes	499.5	611.5	818.7
Cumulative effect of accounting changes, net of taxes (4)	–	7.2	–
Net income	$ 499.5	$ 618.7	$ 818.7

(1) Net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and the policyholder dividend obligation of $(69.8) million, $(1.1) million, and $11.7 million for the years ended 2002, 2001, and 2000, respectively.

(2) Excluding amounts related to net realized investment and other gains (losses) credited to participating pension contractholders and the policyholder dividend obligation of $(35.2) million, $25.3 million, and $21.0 million for the years ended 2002, 2001, and 2000, respectively.

(3) Excluding amounts related to net realized investment and other gains (losses) of $(34.6) million, $(26.4) million, and $(9.3) million for the years ended 2002, 2001, and 2000, respectively.

(4) Cumulative effect of accounting changes is shown net of taxes of $(4.2) million for 2001. There was no cumulative effect of accounting changes in 2002 and 2000.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following discussion reflects the adoption of Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formation of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts" for all periods subsequent to the adoption of the closed block on February 1, 2000. In addition, the following discussion includes gains and losses, both realized and unrealized, on equity securities classified as trading in benefits to policyholders, a reclassification from net investment income as part of investment returns related to equity indexed universal life insurance policies sold at Maritime Life, otherwise these gains and losses are included in net realized investment and other gains (losses).

Consolidated income before income taxes and cumulative effect of accounting changes decreased 23.0%, or $189.9 million, from the prior year. The decrease in consolidated income before income taxes was driven by $454.7 million in net realized investment and other losses for the year ended December 31, 2002, compared to $249.1 million in net realized investment and other losses in the prior year. The $454.7 million in net realized investment and other losses in 2002 are net of $23.3 million in net realized investment and other losses allocated to the participating pension contractholders and $11.9 million in net realized investment and other losses allocated to the policyholder dividend obligation in 2002. Net realized investment and other losses in the current period were driven by losses recognized on other than temporary declines in value of fixed maturity securities of $620.7 million (including impairment losses of $582.5 million and $38.2 million of previously recognized gains where the bond was part of a hedging relationship). The largest impairments were write-downs on United Airlines of approximately $99 million, US Airways of approximately $42 million, NRG Energy of approximately $46 million, PG&E National Energy Group of approximately $32 million, Wilton Trust of approximately $32 million, Petroleum Geo-Services of approximately $28 million, Power Facilities of approximately $19 million, Corporate Durango of approximately $17 million, WorldCom of approximately $12 million, Autopistas Del Sol of approximately $12 million and Aguas Argentina of approximately $10 million. Additional losses were recorded for other than temporary declines in the equity in collateralized bond obligations of $61.9 million and other equity securities of $30.8 million during 2002. (See General Accounts Investments in this MD&A).

The Company incurred losses on disposal of fixed maturity securities of $119.2 million, losses on the disposal of real estate investments of $39.0 million, losses on the disposal of equity securities of $28.9 million, losses on the disposal of other invested assets of $13.0 million and losses on disposal of mortgage loans on real estate of $1.2 million. Gains were realized on the disposal of fixed maturity securities of $191.4 million, gains on disposal of equity securities of $153.9 million, gains on the sale of interest rate floors of $63.8 million, gains on disposal of mortgage loans on real estate of $55.8 million, gains on disposal of real estate of $13.0 million and gains on disposal of other invested assets of $10.7 million.

The decrease in income before income taxes and cumulative effect of accounting changes was primarily attributable to decreases of $135.1 million in the Guaranteed and Structured Financial Products (G&SFP) Segment, a decrease of $70.5 million in the Corporate and Other Segment, and a decrease of $12.0 million in the Investment Management Segment. These decreases in income before income taxes and cumulative effect of accounting changes were partially offset by an increase of $17.4 million in the Protection Segment, and a $10.3 million increase in the Asset Gathering Segment. The decrease in the G&SFP Segment was primarily due to net realized investment and other losses, which increased $196.6 million, and lower net investment income, which decreased $120.5 million driven by floating interest rates. These decreases in income were partially offset by lower reserves. The decrease in the Corporate and Other Segment was primarily due to a $54.5 million increase in net realized investment and other losses. The decrease in the Investment Management Segment is driven by a $13.5 million decrease in net investment income and a $3.1 million decrease in management advisory fees due to lower assets under management, partially offset by a decrease in operating expenses driven by lower interest expense. The Protection Segment experienced an increase in income before income taxes and cumulative effect of accounting changes primarily driven by an increase of $17.9 million in universal life product fees, primarily due to growth in non-traditional life insurance products.

In addition, the Asset Gathering Segment's income before income taxes and cumulative effect of accounting changes increased due to a decrease in operating costs and expenses, driven by cost savings in the mutual fund business and company wide cost reduction programs.

Premium revenue decreased 12.3%, or $474.2 million, from the prior year. The decrease was primarily due to a $603.9 million decrease in premiums in the G&SFP Segment, driven by a decrease in the single premium annuity business with a corresponding decrease in benefits to policyholders. Premiums decreased on lower sales of single premium annuities, which fell 92.7%, or $750.7 million, from the prior year due to the sale of three large single premium annuity contracts totaling $794.1 million in 2001 which did not recur in 2002. We continue to look for opportunistic sales in the single premium annuity market where our pricing standards are met. The decrease in premiums in the G&SFP Segment was partially offset by premium growth in the Protection Segment of $137.9 million driven primarily by long-term care insurance premiums, which increased 16.1%, or $109.0 million, and traditional life insurance premiums which increased 2.9%, or $29.0 million.

Universal life and investment-type product fees increased 5.5%, or $42.7 million, from the prior year. These product fees consist primarily of cost of insurance fees on our variable life insurance and universal life insurance products and mortality and expense fees on our variable annuity products. The increase was primarily due to growth in average account values in universal life insurance products and variable life insurance product fee increases.

Net investment income decreased $10.8 million from the prior year. The decrease was primarily the result of lower yields, partially offset by asset growth and lower investment expenses. Overall, the 2002 yield, net of investment expenses, on the general account portfolio decreased to 6.24% from 7.09% in the prior year. The lower portfolio yield was driven primarily by the sharp drop in short-term interest rates during the year, which impacts floating rate investments, and lowers yields on investment acquisitions. The change in yields were impacted by the following drivers:

- As of December 31, 2002, the Company's asset portfolio had approximately $12 billion of floating-rate exposure (primarily LIBOR). This compares to $8.9 billion of exposure as of December 31, 2001. This exposure was created mostly through interest rate swaps designed to match our floating-rate liability portfolio. As of December 31, 2002, approximately 90% of this exposure, excluding cash and short-term investments, was directly offset by exposure to floating-rate liabilities. Most of the remaining 10% of exposure is in floating-rate assets acquired for their relative value and is accounted for in the portfolio's interest rate risk management plan. As a result of the drop in short term rates over the year, as well as the increase in exposure, this floating-rate exposure reduced the portfolio yield by 60 basis points in 2002 compared to the prior year.

- Certain of our tax-preferenced investments (lease residual management and affordable housing limited partnerships) dilute the Company's net portfolio yield on a pre-tax basis. In 2002, this dilutive effect was 10 basis points, compared to 8 basis points in 2001. However, adjusting for taxes, these investments increased the Company's after-tax earnings by $7.9 million in 2002 relative to 2001.

- Due to the late timing of the transaction, the previously described acquisition of the Allmerica fixed universal life insurance business in December 2002, resulted in an increase of $0.5 billion in invested assets, which reduced 2002 net investment income yields by 3 basis points. The assets related to the transaction were recorded on the last day of the year. Consequently, the Company earned no investment income on these assets in 2002.

- The inflow of new cash for the year ending December 31, 2002 was invested at market rates that were below the portfolio rate. In addition, maturing assets rolling over into new investments at market rates less favorable than those available in 2001 also contributed to the decline in yields.

Partially offsetting the effects of these decreases to yields on investments was an increase in invested assets and a reduction in investment expenses. In 2002, weighted-average invested assets grew $7,453.2 million, or 13.4%, from the prior year. In addition, investment expenses were reduced $14.4 million in 2002 compared to the prior year. Also included are reductions in corporate operating expenses and in depreciation expenses associated with the planned sale of the Company's home office real estate.

Net realized investment and other losses increased 82.5%, or $205.6 million, from the prior year. The increase was driven by other than temporary declines in value of fixed maturity securities of $620.7 million (including impairment losses of $582.5 million and $38.2 million of previously recognized gains where the bond was part of a hedging relationship), the largest of which were on securities issued by United Airlines, US Airways, Enron and affiliates, NRG Energy Group, among others'; additional detail is provided previously and in General Account Investments in this MD&A. The Company also incurred losses on the other than temporary declines in value of the equity in collateralized bond obligations of $61.9 million and other equity securities of $30.8 million. For additional analysis regarding net realized investment and other losses, see General Account Investments in this MD&A.

Investment management revenues, commissions, and other fees decreased 12.5%, or $75.2 million, from the prior year. The decrease in fee revenue was the result of lower average assets under management. Average assets under management decreased 4.9%, or $2,094.7 million, compared to the prior year. Underwriting and distribution fees decreased 12.0%, or $27.8 million, primarily due to the decrease in front-end load mutual fund sales, and accordingly, commission revenue and distribution fees. Mutual fund advisory fees declined 14.2%, or $25.3 million, in 2002, primarily due to lower average assets under management.

Other revenue increased 37.1%, or $69.2 million, from the prior year. The increase in other revenue is due to the Signature Fruit transaction in 2001, and is offset by Signature Fruit's expenses in other operating costs and expenses. The increase in revenues is due to the inclusion of the results of Signature Fruit for the nine months subsequent to the transaction in 2001. Signature Fruit is included in other revenue for all of 2002. Signature Fruit, a subsidiary of the Company as of April 2, 2001, acquired certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri Valley Growers, Inc., a cooperative association. The revenues and expenses of Signature Fruit are included in the Company's income statement in other revenue and other operating costs and expenses, respectively. Signature Fruit generated $235.9 million and $177.8 million in revenue in the years ended December 31, 2002 and 2001, respectively.

Benefits to policyholders decreased 8.8%, or $517.0 million, from the prior year. The decrease in benefits to policyholders was driven by a decrease in the G&SFP Segment of 34.4%, or $800.9 million. Benefits to policyholders in G&SFP Segment spread-based products decreased 36.5%, or $773.3 million, from the prior year, due to lower sales of single premium annuity contracts, combined with lower interest credited on account balances. Interest credited decreased 12.8%, or $158.7 million from the prior year. The decrease in interest credited was due to a decline in the average interest credited rate on account balances for spread-based products, due to the reset of approximately $10 billion of liabilities with floating rates and new business added at current market rates. The average crediting rate fell to 4.93% from 6.35% in the prior year. Partially offsetting the decrease in benefits to policyholders in the G&SFP Segment was an increase in the Protection Segment of 11.1%, or $208.8 million, primarily due to growth in the long-term care insurance business where the Company increased reserves for premium growth and higher claim volume. In addition, benefits to policyholders increased in the non-traditional life insurance business due to growth in the in-force. The non-traditional life insurance business had an increase in benefits to policyholders of 23.1%, or $55.8 million, primarily due to a $33.5 million increase in interest credited on higher current year account balances, and also driven by a $15.3 million increase in death claims, net of reserves released.

Other operating costs and expenses decreased $4.5 million from the prior year, despite an increase of $58.2 million in other operating costs and expenses related to Signature Fruit and an increase of $28.3 million in interest expense on debt, both of which were included in only part of the prior year's results. The decrease in expenses was primarily due to cost containment measures. The Asset Gathering Segment other operating costs and expenses decreased $75.6 million driven by lower salary and commission expense in the mutual fund business. In addition, other operating costs and expenses decreased $5.9 million in the Investment Management Segment driven by lower interest expense from lower average levels of warehoused commercial mortgages held for sale and lower average interest rates during 2002. Included in other operating costs and expenses was $241.3 million in operating costs of Signature Fruit in 2002. The increase in Signature Fruit other operating costs and expenses is due to their inclusion in the 2002 results for the full year while included only for nine months in 2001 after its formation.

Amortization of deferred policy acquisition costs increased 14.1%, or $43.4 million, from the prior year. The increase in amortization of deferred policy acquisition costs was primarily due to the $64.0 million Q3 2002 Unlocking of the Company's deferred policy acquisition costs (DAC) asset, which increased amortization of the DAC asset. Amortization of deferred policy acquisition costs increased due to the Q3 2002 Unlocking of the DAC asset based on changes in the future investment return assumptions and lowering the long-term growth rate assumption from 9% to 8%, gross of fees (which are approximately 1% to 2%). In addition, we lowered the average rates for the next five years from the mid-teens to 13%, gross of fees. We also increased certain fee rates on these policies (the VST fee increase). These changes in assumptions resulted in the Q3 2002 Unlocking of the DAC asset, which impacted the Asset Gathering and Protection Segments (See Note 1 – Summary of Significant Accounting Policies in the notes to consolidated financial statements and Critical Accounting Policies in this MD&A).

Dividends to policyholders increased 2.5%, or $14.1 million from the prior year. The increase in dividends to policyholders was driven by the Protection Segment, which increased 2.3%, or $11.6 million. This increase was due to the lowering of the dividend scale during the year partially offset by growth in reserves and aging of the in-force business on traditional life insurance products. Traditional life insurance products average reserves increased approximately 4.2% from the prior period.

Income taxes were $136.7 million in 2002, compared to $214.6 million for 2001. Our effective tax rate was 21.5% in 2002, compared to 26.0% in 2001. The lower effective tax rate was primarily due to beneficial impact of additional option contracts under the lease residual management strategy, a decrease in the provision for prior year federal income tax audit issues, and increased affordable housing tax credits.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. The following discussion reflects the adoption of Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formation of Mutual Insurance Holding Companies and Certain Long-Duration Participating

Contracts" for all periods subsequent to the adoption of the closed block on February 1, 2000. In addition, the following discussion includes gains and losses, both realized and unrealized, on equity securities classified as trading in benefits to policyholders, a reclassification from net investment income as part of investment returns related to equity indexed universal life insurance policies sold at Maritime Life, otherwise these gains and losses are included in net realized investment and other gains (losses). Consolidated income before income taxes and cumulative effect of accounting changes of $826.1 million for the year ended December 31, 2001 decreased by $332.2 million, or 28.7%, as compared to consolidated income before income taxes and cumulative effect of accounting changes of $1,158.3 million for the year ended December 31, 2000. The decrease in consolidated income before income taxes was driven by $249.1 million in net realized investment and other losses for the year ended December 31, 2001, compared to $88.7 million in net realized investment and other gains for the year ended December 31, 2000. The $249.1 million in net realized investment and other losses in 2001 are net of $42.3 million in net realized investment and other gains allocated to the participating pension contractholders and $17.0 million in net realized investment and other losses allocated to the policyholder dividend obligation in 2001. The change in net realized investment and other gains (losses) is the result of debt and equity write-downs of approximately $381.0 million driven by write-downs on securities of issuers affiliated with Enron Corporation, the Argentina government and other investments in that country, K-Mart Corporation and equity interests in certain collateralized debt obligations (CDO). The Company's Enron Corporation related debt write-downs were mitigated by approximately $77.3 million in net realized investment and other gains in credit swap protection. In addition, partially offsetting the debt write-down were $223.7 million in net realized investment and other gains on common stock sold during the year.

The decrease in income before income taxes and cumulative effect of accounting changes was primarily attributable to decreases of $235.5 million in the Corporate and Other Segment, $72.5 million in the Asset Gathering Segment, $41.5 million in the Investment Management Segment, and $15.3 million in the Guaranteed and Structured Financial Products Segment. These decreases in income before income taxes and cumulative effect of accounting changes were partially offset by a $32.6 million increase in the Protection Segment. The decrease in the Corporate and Other Segment was primarily due to lower net realized investment and other gains (losses), which decreased $131.0 million, and lower net investment income, which decreased $132.0 million. The decrease in the Asset Gathering Segment was primarily due to a $70.2 million increase in net realized investment and other losses primarily related to the annuity business and an increase in expenses in the mutual funds business which are one-time in nature related primarily to the sale of the full service retirement business. The decrease in the Investment Management Segment is driven by a $74.8 million decrease in management advisory fees due to lower assets under management, partially offset by a decrease in operating expenses primarily due to non-recurring prior year amounts related to timber management contracts and performance fees paid for the management of the mezzanine fund and lower compensation expense in the current period. The decrease in the Guaranteed and Structured Financial Products Segment is primarily due to decreases in the fee businesses on lower average reserves driven by customer withdrawals and an increase in net realized investment and other losses of $56.3 million. The Protection Segment experienced an increase in income before income taxes and cumulative effect of accounting changes partially offset by an increase in net realized investment and other losses of $73.0 million, primarily due to fee revenues on growth in non-traditional life insurance products.

Premium revenue was $3,851.3 million for 2001, an increase of $399.2 million, or 11.6%, from $3,452.1 million in 2000. The increase was primarily due to a $138.9 million increase in premiums in the Protection Segment, driven by renewal premium growth in the long-term care business of $116.1 million. Renewal premiums are growing due to the acquisition of the Fortis long-term care business in the prior year. Another significant driver was the Guaranteed and Structured Financial Products Segment which increased $136.5 million primarily due to growth in the single premium annuity business. Premiums in the Corporate and Other segment increased $112.5 million primarily due to the acquisition of Royal & Sun Alliance Financial during 2001.

Universal life and investment-type product fees were $772.5 million for 2001, an increase of $23.2 million, or 3.1%, from $749.3 million in 2000. These product fees consist primarily of cost of insurance fees on our variable life insurance and universal life insurance products and mortality and expense fees on our variable annuity products. The increase was primarily due to growth in the average account values in universal life insurance products, partially offset by lower average account balances in variable annuities and surrender fees.

Net investment income was $3,944.9 million for 2001, an increase of $80.1 million, or 2.1%, from $3,864.8 million in 2000. The increase was primarily the result of higher average invested assets, which increased $4,659.2 million, or 9.3%, to $54,623.7 million in 2001, as compared to $49,964.5 million in 2000, partially offset by a lower net yield on average invested assets which decreased to 7.23% in 2001. The decrease in yield from the prior year is consistent with the average market rates in 2001 compared to 2000. The average 10-year U.S. Treasury rate in 2001 was 101 basis points lower than in 2000.

Net realized investment and other losses were $249.1 million for 2001, a decrease of $337.8 million from net realized investment and other gains of $88.7 million in 2000. The decrease was driven by the result of debt write-downs on securities of issuers affiliated with Enron Corporation, the Argentina government and other investments in that country, K-Mart Corporation and equity in CDO's. Partially offsetting debt losses were net realized investment and other gains on common stock of $223.7 million and approximately $77.3 million in net realized investment and other gains on credit swap protection investment strategy.

Investment management revenues, commissions, and other fees were $602.9 million, a decrease of $161.9 million, or 21.2%, from $764.8 million in 2000. The decrease in fee revenue was the result of a lower assets under management. Assets under management decreased $983.1 million compared to the prior year period. Underwriting and distribution fees decreased $72.1 million, or 23.7%, to $232.5 million in 2001 primarily due to the decrease in front-end load mutual fund sales, and accordingly, commission revenue. Mutual fund advisory fees declined $16.3 million in 2001, primarily due to lower average assets under management.

Other revenue was $186.5 million in 2001, an increase of $168.9 million, or 959.7%, from $17.6 million reported in 2000. The increase in other revenue is due to the Signature Fruit transaction in 2001. Signature Fruit, a subsidiary of the Company as of April 2, 2001, acquired certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri Valley Growers, Inc., a cooperative association. The revenues and expenses of Signature Fruit are included in the Company's income statement in other revenue and other operating costs and expenses, respectively. Signature Fruit generated $177.8 million in revenue in the year ended December 31, 2001.

Benefits to policyholders were $5,904.7 million for 2001, an increase of $529.1 million, or 9.8%, from $5,375.6 million in 2000. The increase in benefits to policyholders was driven by growth in the long-term care insurance business primarily due to the acquisition of the long-term care insurance business of Fortis, Inc., the growth in the single premium annuities business in the G&SFP Segment and growth in the Corporate and Other Segment driven by the international operations, primarily Maritime Life who acquired an insurance operation in Canada in the fourth quarter of 2001 and an additional $30.0 million pre-tax charge in connection with the class action settlement involving individual life insurance policies sold from 1979 through 1996.

Other operating costs and expenses were $1,500.1 million for 2001, a decrease of $86.3 million, or 5.4%, from $1,586.4 million for 2000. The decrease was primarily due to cost containment measures and lower commission expense in the mutual fund business on lower front-end load charge mutual fund sales and lowered deferred sales charges due to lower redemptions. In addition, lower compensation costs in our Investment Management Segment resulted from lower assets under management. Partially offsetting the decreases in other operating costs, was the inclusion of $183.0 million in operating costs of Signature Fruit in other operating costs and expenses in 2001.

Amortization of deferred policy acquisition costs was $306.8 million for 2001, an increase of $64.8 million, or 26.8%, from $242.0 million for 2000. The increase was primarily due to higher amortization expense on non-traditional life insurance products resulting from higher current net investment income which increased margins in the business during 2001.

Dividends to policyholders were $571.3 million in 2001, an increase of $6.9 million, or 1.2%, from $564.4 million in 2000. The increase primarily resulted from normal growth in dividends on traditional life insurance products where average reserves have increased approximately 3.9% from the prior period.

No demutualization costs were incurred during the year ended December 31, 2001. Demutualization expenses were $10.6 million for 2000. These expenses include printing and mailing fees, fees of the regulators' advisors and our financial, legal, actuarial and accounting advisors. This balance does not include approximately $16.1 million of other demutualization related costs. Other demutualization related cost are included in other operating costs and expenses. While demutualization expenses were previously classified as an extraordinary item in our financial results, recent accounting literature now requires demutualization expenses to be classified as a single line item within income from continuing operations.

Income taxes were $214.6 million in 2001, compared to $339.6 million for 2000. Our effective tax rate was 26.0% in 2001, as compared to 29.3% in 2000. The lower effective tax rate was primarily due to a decrease in the deferred tax liability associated with the lease residual management strategy, enacted tax rate reduction in Canada applicable to Maritime Life, lower state taxes associated with conversions of Independence Investment Associates and our non life subsidiary holding company to limited liability corporations, and increased affordable housing tax credits. Increased tax benefits associated with dividends received deductions and employee stock ownership plan interest exclusions also contributed to the overall effective tax rate decrease.

Results of Operations by Segment

We evaluate segment performance and base management's incentives on segment after-tax operating income, which excludes the effect of net realized investment and other gains and losses and unusual or non-recurring events and transactions. In addition, we believe most investors and analysts that follow our industry also measure results on the same basis. Segment after-tax operating income is a non-GAAP measure which is determined by adjusting GAAP net income for net realized investment and other gains and losses, and certain other items which we believe are not indicative of overall operating trends. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of segment after-tax operating income enhances the understanding of our results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, segment after-tax operating income is not a substitute for net income determined in accordance with GAAP.

A discussion of the adjustments to GAAP reported income, many of which affect each operating segment, follows. A reconciliation of segment after-tax operating income, as adjusted, to GAAP reported net income precedes each segment discussion.

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Segment Data: (1)			
Segment after-tax operating income:			
Protection Segment	$ 307.6	$ 298.7	$248.6
Asset Gathering Segment	130.7	148.3	128.8
Total Retail Segments	438.3	447.0	377.4
Guaranteed and Structured Financial Products Segment	285.4	244.2	212.1
Investment Management Segment	21.2	29.8	46.8
Total Institutional Segments	306.6	274.0	258.9
Corporate and Other Segment	81.3	84.7	102.5
Total segment after-tax operating income	826.2	805.7	738.8
After-tax adjustments: (1)			
Net realized investment and other gains (losses), net (1)	(296.7)	(160.7)	57.2
Class action lawsuit	(19.5)	(19.5)	–
Restructuring charges	(10.5)	(27.4)	(12.0)
Group pension dividend transfer	–	–	5.7
Demutualization expenses	–	–	(7.0)
Other demutualization related costs	–	–	(10.0)
Surplus tax	–	13.4	46.0
Total after-tax adjustments	(326.7)	(194.2)	79.9
GAAP Reported:			
Income before cumulative effect of accounting changes	499.5	611.5	818.7
Cumulative effect of accounting changes, net of tax	–	7.2	–
Net income	$ 499.5	$ 618.7	$818.7

(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

Adjustments to GAAP Reported Net Income

Our GAAP reported net income was significantly affected by net realized investment and other gains and losses and unusual or non-recurring events and transactions presented above as after-tax adjustments. A description of these adjustments follows.

In all periods, net realized investment and other gains (losses), except for gains and losses from mortgage securitizations have been excluded from segment after-tax operating income because such data are often excluded by analysts and investors when evaluating the overall financial performance of insurers. Net realized investment and other gains and losses from mortgage securitizations were not excluded from segment after-tax operating income because we view the related gains and losses as an integral part of the core business of those operations.

Net realized investment and other gains have been reduced by: (1) amortization of deferred policy acquisition costs to the extent that such amortization results from net realized investment and other gains (losses), (2) the portion of net realized investment and other gains (losses) credited to certain participating contractholder accounts and (3) the portion of net realized investment and other gains (losses) credited to the policyholder dividend obligation. We believe presenting net realized investment and other gains (losses) in this format provides information useful in evaluating our operating performance. This presentation may not be comparable to presentations made by other insurers. Summarized below is a reconciliation of (a) net realized investment and other gains (losses) per the consolidated financial statements and (b) the adjustment made for net realized investment and other gains (losses) to calculate segment after-tax operating income for the years ended December 31, 2002, 2001 and 2000.

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Net realized investment and other gains (losses)	$(524.5)	$(250.2)	$100.4
Add amortization of deferred policy acquisition costs related to net realized investment and other gains (losses)	34.6	26.4	9.3
Add amounts credited to participating pension contractholder accounts	23.3	(42.3)	(6.9)
Add amounts credited to the closed block policyholder dividend obligation	11.9	17.0	(14.1)
Net realized investment and other gains (losses), net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and amounts credited to the closed block policyholder dividend obligation per consolidated financial statements	(454.7)	(249.1)	88.7
Add net realized investment and other gains (losses) attributable to mortgage securitizations	(0.9)	(3.2)	(3.2)
Net realized investment and other gains (losses), net – pre-tax adjustment to calculate segment operating income	(455.6)	(252.3)	85.5
Less income tax effect	158.9	91.6	(28.3)
Net realized investment and other gains (losses), net – After-tax adjustment to calculate segment operating income	$(296.7)	$(160.7)	$ 57.2

During 2002, the Company incurred a $19.5 million after-tax charge related to the settlement of the Modal Premium class action lawsuit. The settlement agreement involves policyholders who paid premiums on a monthly, quarterly, or semi-annual basis rather than annually. The settlement costs are intended to provide for relief to class members and for legal and administrative costs associated with the settlement. In entering into the settlement, the Company specifically denied any wrongdoing. Although some uncertainty remains as to the entire cost of claims, it is expected that the final cost of the settlement will not differ materially from the amounts presently provided by the Company.

During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The total reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $11.9 million and $52.7 million at December 31, 2002 and 2001, respectively. Costs incurred related to the settlement were $19.5 million, after-tax, in 2001. No such costs were incurred in 2002, or 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

During 2002, 2001 and 2000, we incurred restructuring charges as part of a plan to reduce costs and increase future operating efficiency by consolidating portions of our operations. The plan consists primarily of reducing staff in the home office.

During 2001 and 2000, we recorded amounts related to the transfer of certain assets from the Guaranteed and Structured Financial Products Segment to the corporate account. These assets included investments in certain subsidiaries and the home office real estate complex (collectively, corporate purpose assets). Certain group contracts have participating features, under which crediting rates and dividends are affected directly by portfolio earnings. Certain participating contractholders participate in contract experience related to net investment income and net realized investment and other gains (losses) in the general account. These participating contractholders were compensated for transferred assets based on the fair value of the assets transferred. The difference between the fair value and carrying value of the assets transferred were credited to affected participating contractholders through the crediting rates and dividends on their contracts.

In December 2000, the American Institute of Certified Public Accountants (AICPA) issued SOP 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts." The SOP, which was adopted with respect to accounting for demutualization expenses by the Company on December 31, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. The adoption of SOP 00-3 resulted in the reclassification of demutualization expenses previously recorded as an extraordinary item in 1999 of $93.6 million after-tax. In addition, the Company recognized $7.0 million, after-tax, of demutualization expenses for the year ended December 31, 2000. The Company considers demutualization expenses to be an adjustment to GAAP recorded net income.

During 2000, we incurred other demutualization related costs to improve our financial analysis and financial reporting abilities. These charges primarily included consulting fees and planning and expense management costs. The Company considers these other demutualization related costs to be an adjustment to GAAP recorded net income.

We had been subject to the surplus tax imposed on mutual life insurance companies which disallows a portion of mutual life insurance company's policyholder dividends as a deduction from taxable income. As a stock company, we are no longer subject to surplus tax and have excluded the surplus tax from segment after-tax operating income in all periods.

Amortization of Goodwill

The excess of cost over the fair value of the net assets of businesses acquired was $254.6 million and $280.0 million at December 31, 2002 and 2001, respectively. Prior to 2002, goodwill was amortized, (with the exception of Royal & Sun Alliance Financial which was acquired on October 1, 2001), pursuant to Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" (SFAS 142), on a systematic basis over periods not exceeding 40 years, which periods corresponded with the benefits estimated to be derived from the acquisitions. Accumulated amortization and other changes was $79.5 million and $81.4 million at December 31, 2002 and 2001, respectively. The differences between the years is attributable to foreign exchange fluctions effecting goodwill associated with Maritime Life. Amortization expense included in other operating costs and expenses was $16.4 million, and $19.9 million in 2001 and 2000, respectively. No amortization of goodwill occurred in 2002 pursuant to current accounting guidance. The Company evaluates goodwill for impairment using valuations of reporting units and book value multiples and by reference to similar multiples of publicly traded peers annually, and also whenever significant events or changes indicate an impairment may exist. If the fair value analysis does not support the goodwill recorded, an impairment would be recognized resulting in a charge to current operations to reduce the carrying value of the goodwill to its fair value based on the valuation of the related reporting units.

The following table shows the amount of goodwill amortization by applicable segment:

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Amortization of Goodwill:			
Protection Segment	—	$ 4.0	$ 3.8
Asset Gathering Segment	—	6.8	6.8
Total Retail Segments	—	10.8	10.6
Guaranteed and Structured Financial Products Segment	—	—	—
Investment Management Segment	—	0.5	1.1
Total Institutional Segments	—	0.5	1.1
Corporate and Other Segment	—	5.1	8.2
Total goodwill amortization expense	—	$16.4	$19.9

Goodwill was not amortized for acquisitions completed subsequent to June 30, 2001, pursuant to the adoption of SFAS No. 141, "Business Combinations." See Note 1 – Summary of Significant Accounting Policies and Note 16 – Goodwill and Other Intangible Assets to the consolidated financial statements.

Segment Allocations

We allocate surplus to the segments in amounts sufficient to support the associated liabilities of each segment and to maintain capital levels consistent with the overall business segment and corporate strategies. Allocations of net investment income are based on the assets owned by each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocation utilizing time studies, and other allocation methodologies.

Protection Segment. The following table presents certain summary financial data relating to the Protection Segment for the periods indicated.

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Operating Results:			
Revenues			
Premiums	$1,826.0	$1,688.1	$1,549.2
Universal life and investment-type product fees	441.8	423.9	388.3
Net investment income	1,326.6	1,264.7	1,203.6
Other revenue	0.7	8.4	7.1
Total revenues	3,595.1	3,385.1	3,148.2
Benefits and expenses			
Benefits to policyholders (3)	$2,076.8	$1,882.2	$1,752.7
Other operating costs and expenses	344.4	357.6	433.2
Amortization of deferred policy acquisition costs, excluding amounts related to net realized investment and other gains (losses) (3)	185.7	182.2	113.8
Dividends to policyholders	511.5	499.9	475.6
Total benefits and expenses	3,118.4	2,921.9	2,775.3
Segment pre-tax operating income (1) (3)	476.7	463.2	372.9
Income taxes (3)	169.1	164.5	124.3
Segment after-tax operating income (1)(3)	307.6	298.7	248.6
After-tax adjustments: (1)			
Net realized investment and other (losses) gains, net (3)	(41.0)	(62.2)	(18.8)
Class action lawsuit	(18.7)	—	—
Restructuring charges	(5.7)	(4.4)	(6.7)
Demutualization expenses	—	—	1.6
Other demutualization related costs	—	—	(6.8)
Surplus tax	—	9.6	20.8
Total after-tax adjustments (3)	(65.4)	(57.0)	(9.9)
GAAP Reported:			
Income before cumulative effect of accounting changes (3)	242.2	241.7	238.7
Cumulative effect of accounting changes, net of tax	—	11.7	—
Net income (3)	$ 242.2	$ 253.4	$ 238.7
Amortization of goodwill, net of tax	—	2.7	2.1
Net income before amortization of goodwill (3)	$ 242.2	$ 256.1	$ 240.8

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Other Data:			
Segment after-tax operating income (loss)			
Non-traditional life (variable life and universal life)	$ 120.5	$121.0	$ 97.0
Traditional life (3)	110.7	107.8	97.1
Long-term care	80.7	73.0	56.4
Other	(4.3)	(3.1)	(1.9)
Statutory premiums (2)			
Variable life	926.8	948.5	922.0
Universal life	1,130.9	456.1	173.5
Traditional life	1,035.9	997.3	965.5
Long-term care	771.3	661.5	545.1

(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.
(2) Statutory data have been derived from the annual statements of John Hancock Life Insurance Company (formerly John Hancock Mutual Life Insurance Company), John Hancock Variable Life Insurance Company, Investors Partner Life Insurance Company (formerly John Hancock Life Insurance Company of America), and John Hancock Reassurance Company Ltd. as filed with insurance regulatory authorities and prepared in accordance with statutory accounting practices. Universal life statutory premiums includes a $639.7 million deposit related to the acquisition of Allmerica's fixed universal life insurance business.
(3) Certain 2000 amounts were adjusted for the adoption of the provisions of SOP 00-3, "Accounting by Insurance Enterprises for Demutualization and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts" as outlined in Note 1 to the consolidated financial statements.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Segment after-tax operating income increased 3.0%, or $8.9 million, from the prior year. Traditional life insurance business after-tax operating income increased 2.6%, or $2.9 million, primarily due to increased premiums and lower amortization of deferred acquisition costs offset by increased benefits to policyholders and lower net investment income. Long-term care insurance segment after-tax operating income increased 10.5%, or $7.7 million, resulting from growth in the business and improved unit expenses. Non-traditional life insurance segment after-tax operating income decreased 0.4%, or $0.5 million, primarily due to higher amortization of deferred policy acquisition costs driven by the Q3 2002 Unlocking of the deferred policy acquisition costs (DAC) asset and higher benefits to policyholders, partially offset by increased universal life and product-type fee income and lower operating costs and expenses. Increased net investment income more than offset increased interest credited, resulting in higher universal life spread on the growing block of business.

Revenues increased 6.2%, or $210.0 million. Premiums increased 8.2%, or $137.9 million, primarily due to long-term care insurance premiums, which increased 16.1%, or $109.0 million, driven by continued growth in the business. In addition, traditional life insurance premiums increased 2.9%, or $29.0 million, primarily due to the return of renewal premiums in the prior year of $34.4 million as part of the resolution of the class action lawsuit, offset by a corresponding change in the benefit reserves. Universal life and investment-type product fees increased 4.2%, or $17.9 million due primarily to increased expense charges of $11.8 million. Segment net investment income increased 4.9%, or $61.9 million, primarily due to a 10.8% increase in average account balances, partially offset by a 41 basis point decrease in yields.

Benefits and expenses increased 6.7%, or $196.5 million. Benefits to policyholders increased 10.3%, or $194.6 million, primarily due to growth in the long-term care insurance business and non-traditional life insurance business in force. Long-term care insurance benefits and expenses increased 19.1%, or $137.2 million, primarily due to additions to reserves for premium growth and higher claim volume driven by business growth. Long-term care insurance business average policies have increased to 604.2 thousand from 538.7 thousand in the prior year and open claims increased to 5,449 from 4,483 in the prior year. The non-traditional life insurance business had an increase in benefits to policyholders of 21.4%, or $51.7 million, primarily due to a $33.5 million increase in interest credited on higher current year account balances, and also driven by a $15.3 million increase in death claims, net of reserves released. Other operating costs and expenses decreased 3.7%, or $13.2 million primarily due to a decrease of $8.3 million in operating expenses primarily due to expense reductions. Amortization of deferred policy acquisition costs increased 1.9%, or $3.5 million, primarily due to the non-traditional life insurance business driven by the $27.9 million Q3 2002 Unlocking of DAC asset (See Note 1 – Summary of Significant Accounting Policies in the notes to the unaudited financial statements and the Critical Accounting Policies in this MD&A). This was offset by a decrease in amortization of deferred policy acquisition costs in the traditional life insurance business of $19.7 million, due to improved persistency of term insurance, and lower margins. Dividends to policyholders increased 2.3%, or $11.6 million, due to a higher dividend scale and aging of the in-force business on traditional life insurance products. The Segment's effective tax rate on operating income was 35.5% for both 2002 and 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Segment after-tax operating income was $298.7 million in 2001, an increase of $50.1 million, or 20.1%, from $248.6 million in 2000. Non-traditional life insurance segment after-tax operating income increased $24.0 million, or 24.7%, primarily due to higher fee income and an increase in net investment income offset by increased amortization of deferred policy acquisition costs. Traditional life insurance segment after-tax operating income increased $10.7 million, or 11.0%, primarily resulting from lower operating expenses offset by increased benefits to policyholders. Long-term care insurance segment after-tax operating income increased $16.6 million, or 29.4%, resulting from lower expenses, higher investment income and positive morbidity gains.

Total revenues were $3,385.1 million in 2001, an increase of $236.9 million, or 7.5%, from $3,148.2 million in 2000. Premiums increased $138.9 million, or 9.0%, primarily due to an increase in long-term care insurance premiums, which increased $116.1 million, or 20.6%, driven by continued growth in the business. Universal life and investment-type product fees consist primarily of cost of insurance fees and separate account fees and were $423.9 million in 2001, an increase of $35.6 million, or 9.2%, from $388.3 million in 2000. The increase was primarily due to growth in average account values and variable life product fee increases. Net investment income increased $61.1 million, or 5.1%, primarily due to increased asset balances.

Total benefits and expenses were $2,921.9 million in 2001, an increase of $146.6 million, or 5.3%, from $2,775.3 million in 2000. Benefits to policyholders increased $129.5 million, or 7.4%, due to growth in the long-term care insurance business. Long-term care insurance benefits increased $126.3 million primarily due to additions to reserves for premium growth and to higher claim volume from the expansion of the business. Other operating costs and expenses decreased $75.6 million, or 17.5%, to $357.6 million in 2001 from $433.2 million in 2000, primarily due to a decrease of $72.0 million in operating expenses on traditional life insurance products mainly attributable to ongoing operating cost reduction programs. Amortization of deferred policy acquisition costs of $182.2 million in 2001 increased $68.4 million, or 60.1%, from $113.8 million in 2000 primarily due to higher gross profits on non-traditional life products. Dividends to policyholders increased $24.3 million, or 5.1%, due to a higher dividend scale and aging of the in-force business on traditional life insurance products. The segment's effective tax rate on operating income increased to 35.5% in 2001 from 33.4% in 2000, primarily due to a tax charge in 2001 associated with the closed block policyholder dividend obligation.

Amortization of goodwill in 2001 and 2000 relates to the acquisition of the individual long-term care insurance business from Fortis during 2000.

Asset Gathering Segment. The following table presents certain summary financial data relating to the Asset Gathering Segment for the periods indicated.

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Operating Results:			
Revenues			
Premiums	$ 29.2	$ 74.8	$ 63.4
Investment-type product fees	118.6	125.6	138.3
Net investment income	575.7	498.5	445.8
Investment management revenues, commissions, and other fees	$ 400.2	$ 456.4	$ 547.1
Other revenue (expense)	1.1	(0.3)	1.3
Total revenues	1,124.8	1,155.0	1,195.9
Benefits and expenses			
Benefits to policyholders	446.7	441.6	371.3
Other operating costs and expenses	343.6	424.4	552.9
Amortization of deferred policy acquisition costs, excluding amounts related to net realized investment and other gains (losses)	140.5	75.0	78.8
Dividends to policyholders	0.1	0.1	0.1
Total benefits and expenses	930.9	941.1	1,003.1
Segment pre-tax operating income (1)	193.9	213.9	192.8
Income taxes	63.2	65.6	64.0
Segment after-tax operating income (1)	130.7	148.3	128.8
After-tax adjustments (1):			
Net realized investment and other (losses) gains, net	(25.7)	(34.7)	18.6
Restructuring charges	(6.1)	(17.6)	(1.4)
Demutualization expenses	–	–	0.4
Other demutualization related costs	–	–	(1.3)
Surplus tax	–	0.2	0.6
Total after-tax adjustments	(31.8)	(52.1)	16.9

For the Years Ended December 31,	2002	2001	2000
(in millions)			
GAAP Reported:			
Income before cumulative effect of accounting changes	98.9	96.2	145.7
Cumulative effect of accounting changes, net of tax	–	(0.5)	–
Net income	$ 98.9	$ 95.7	$ 145.7
Amortization of goodwill, net of tax	–	4.5	4.5
Net income before amortization of goodwill	$ 98.9	$ 100.2	$ 150.2
Other Data:			
Segment after-tax operating income Annuity	$ 73.4	$ 90.3	$ 87.5
Mutual funds	52.1	55.5	46.3
Other	5.2	2.5	(5.0)
Annuity premiums and deposits (2)			
Fixed	2,668.0	1,463.5	854.3
Variable (3)	746.1	639.6	1,120.8
Mutual fund assets under management, end of year	25,810.3	29,285.8	31,725.8

(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

(2) Statutory data have been derived from the annual statements of John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, as filed with insurance regulatory authorities and prepared in accordance with statutory accounting practices.

(3) Variable annuity deposits exclude internal exchanges as part of the safe harbor internal exchange program of $92.0 million, $1,910.5 million and $25.0 million, respectively, for the years ending December 31, 2002, 2001 and 2000.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Segment after-tax operating income decreased 11.9%, or $17.6 million from the prior year. The decrease in segment after-tax operating income was driven by a $31.1 million decrease in the variable annuity business. The variable annuity business suffered due to significant declines in the equity markets leading to increased amortization of deferred policy acquisition costs driven by the Q3 Unlocking (See Note 1 – Summary of Significant Accounting Policies in the notes to the consolidated financial statements and Critical Accounting Policies in this MD&A). Partially offsetting the losses in the variable annuity business was growth of 20.7%, or $14.3 million, in after-tax operating income in the fixed annuity business driven by higher net investment income, partially offset by higher interest credited on account balance growth. Mutual fund segment after-tax operating income was $52.1 million, declining 6.1% or $3.4 million primarily due to a 15.2%, or $55.1 million decrease in management advisory fees, partially offset by an 18.0%, or $50.2 million decrease in operating expenses. After-tax operating income for Essex, a distribution subsidiary primarily serving the financial institution channel, decreased $2.3 million from $2.6 million, during the same period in 2001. First Signature Bank after-tax operating income decreased $0.6 million. Signature Services after-tax operating income increased $1.7 million, driven by an increase in management advisory fees from the same period in 2001 and continued expense management. Signator Investors after-tax operating income increased $3.8 million.

Revenues decreased 2.6%, or $30.2 million, from the prior year. The decrease in revenue was due to a $56.2 million decline in investment management revenues driven by the mutual fund business, a $45.5 million decline in premiums in the fixed annuity business on lower life-contingent fixed annuity sales and a $6.9 million decrease in investment-type product fees, primarily in the variable annuity business on lower average fund values. These declines in revenue were partially offset by an increase of 15.5%, or $77.2 million in net investment income. The increase in net investment income was primarily due to increases in invested assets backing fixed annuity products, partially offset by lower earned yields in the portfolio. Average invested assets backing fixed annuity products increased 29.1% to $7,719.2 million while the average investment yield decreased 77 basis points. Investment-type product fees decreased 5.5%, or $6.9 million, mostly due to a decline in the average variable annuity fund values of 13.9%, or $940.2 million, to $5,812.8 million from the prior year. Both market depreciation of $778.4 million and net outflows of $242.2 drove this decrease in average variable annuity fund values for the current year. For variable annuities the mortality and expense fees as a percentage of average account balances were 1.29% and 1.22% for the current and prior year periods.

Investment management revenues, commissions, and other fees decreased 12.3%, or $56.2 million from the prior year. Average mutual fund assets under management were $26,803.3, a decrease of $2,757.9 million, or 9.3% from the prior year. The decrease in average mutual fund assets under management is primarily due to market depreciation of $3,548.0 million since December 31, 2001. The mutual fund business experienced net deposits of $379.1 million during 2002, compared to net deposits of $554.5 million in the prior year, a decline of $175.4 million. This change was primarily due to a decrease in deposits of $628.3 million driven by a decrease in retail open-end funds sales and institutional advisory account deposits in the current year compared to the prior year. The decrease was partially offset by $1,391.1 million in sales of the John Hancock Preferred Income series of closed-end funds, the acquisition of the U.S. Global Leaders Growth Fund, which had $238.5 million in sales and a $62.7 million increase in private managed account sales. In addition, the sale of the full service retirement plan business during 2001 contributed to the decrease in deposits in the current period. Investment advisory fees decreased 14.3%, or $25.4 million, to $152.3 million, from the prior period and were 0.57% and 0.60% of average mutual fund assets under management for the years ended December 31, 2002 and 2001. Underwriting and distribution fees decreased 12.0%, or $27.8 million, to $204.7 million compared to the prior period, primarily due to a decrease in front end load mutual fund sales, resulting in a decrease of $23.3 million in fees and accordingly, commission revenue. The decrease also included a $4.5 million decrease in distribution and other fees. Shareholder service and other fees were $66.3 million compared to $46.4 million in the prior year.

Benefits and expenses decreased 1.1%, or $10.2 million from the prior year. Driving the decrease was a decline in other operating costs and expenses of 19.0%, or $80.8 million, from the prior year, primarily due to cost savings in the mutual fund business as well as company wide cost reduction programs, which drove the decline in expenses in the other Asset Gathering Segment businesses. Benefits to policyholders increased 1.2%, or $5.1 million, primarily due to a $50.4 million increase in interest credited on fixed annuity account balances due to higher average account balances and $5.2 million in higher guaranteed minimum death benefit claims, partially offset by $49.6 million lower reserve provisions for life-contingent immediate fixed annuity fund values on lower sales of these contract types. Amortization of deferred policy acquisition costs increased 87.3%, or $65.5 million, primarily due to the variable annuity business driven by the $36.1 million Q3 Unlocking of the DAC asset mentioned previously. The Segment's effective tax rate on operating income was 32.6% compared to 30.6% for the prior year. The increase in the rate is due to lower dividends received deductions in the current period associated with lower dividends received on stocks in the variable annuity separate account investment funds.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Segment after-tax operating income was $148.3 million in 2001, an increase of $19.5 million, or 15.1%, from $128.8 million in 2000. Mutual fund segment after-tax operating income increased $9.2 million, or 19.9%, primarily due to a decrease in operating expenses, partially offset by a decrease in management advisory fees. Segment after-tax operating income increased $7.5 million in other Asset Gathering businesses, driven by John Hancock Signature Services. Annuity segment after-tax operating income increased $2.8 million, or 3.2%, primarily due to decreased operating expense related to distribution in variable annuities. The fixed annuity business remained stable despite decreasing investment spread, due to growth in invested assets. Spreads on fixed annuities decreased 42 basis points for the year ended December 31, 2001.

Total revenues decreased $40.9 million, or 3.4%, to $1,155.0 million in 2001 from $1,195.9 million in 2000, primarily driven by lower investment management revenues. The decrease in investment management revenues was partially offset by growth in net investment income of $52.7 million, or 11.8%, and premiums of $11.4 million, or 18.0%. Net investment income increased primarily due to a higher level of invested assets backing fixed annuity products. The average investment yield on invested assets backing fixed annuity products decreased 23 basis points in 2001, reflecting lower market interest rates on new fixed income investments. Premiums increased due to continued growth in the single premium immediate annuity business. Investment-type product fees decreased $12.7 million, or 9.2%, due to a decrease in average variable fund values, which decreased 9.1% from 2000. Mortality and expense fees as a percentage of average account balances decreased 16 basis points in 2001, while the advisory fees increased 12 basis points.

Investment management revenues, commissions, and other fees decreased $90.7 million, or 16.6%, to $456.4 million in 2001 from $547.1 million in 2000. Average mutual fund assets under management decreased $3,044.0 million, or 9.3%, to $29,561.2 million in 2001 from $32,605.2 million in 2000, primarily due to market depreciation of $2,633.0 million in 2001. During 2001, redemptions decreased $842.1 million compared to the prior year. The result was net deposits of $554.5 million for the year ended December 31, 2001 compared to net redemptions of $45.5 million for the year ended December 31, 2000, an improvement of $600.0 million. Redemptions improved despite $538.0 million in redemptions for the year ended December 31, 2001, related to the sale of the full service retirement plan business. Absent the impact on assets under management of the sale of the full service retirement plan business, the mutual fund business experienced net deposits of $1,092.5 million for the same period. The improvement in net deposits is primarily due to the marketing of both retail investment management services and increased sales of institutional separate accounts and private managed accounts. Investment advisory fees decreased $16.3 million, or 8.4%, to $177.6 million in 2001 and were 0.60% and 0.59% of average mutual fund assets under management for the years ended December 31, 2001 and 2000, respectively. Underwriting and distribution fees decreased $72.1 million, or 23.7%, to $232.5 million in 2001 primarily due to the decrease in front-end load mutual fund sales and, accordingly, commission revenue. Shareholder service and other fees were $46.4 million in 2001 compared to $48.6 million in 2000, primarily reflecting lower assets under management.

Total benefits and expenses decreased $62.0 million, or 6.2%, to $941.1 million in 2001 from $1,003.1 million in 2000. Benefits to policyholders increased $70.3 million, or 18.9%, primarily due to an increase in interest credited on fixed annuity account balances of $50.2 million. In addition, benefits to policyholders increased due to growth in immediate annuities. Premiums on immediate annuities increased $11.3 million, or 19.1%, for the year ended December 31, 2001. Interest credited on fixed annuity account balances increased primarily due to higher average fixed annuity account balances in 2001. In addition to the increase in average fixed annuity account balances, the average interest credited rate on fixed annuity account balances increased 19 basis points in 2001. The average interest credited rate pattern is dependent upon the general trend of market interest rates, frequency of credited rate resets, bonus interest on new sales and business mix. Other operating costs and expenses decreased $128.5 million, or 23.2%, to $424.4 million in 2001 from $552.9 million in 2000. The decrease was primarily due to a decrease in operating expenses. Cost savings in the mutual fund business were driven by company wide cost reduction programs and the sale of the full service retirement plan business. The commission expenses incurred in the mutual funds business decreased primarily due to lower front-end load charge mutual fund sales and lower deferred sales charges due to lower redemptions. Amortization of deferred policy acquisition costs decreased $3.8 million, or 4.8%, to $75.0 million in 2001 from $78.8 million in 2000, largely due to favorable lapse and separate account experience in the variable annuity product line. The segment's effective tax rate on operating income was 30.6% and 33.2% in 2001 and 2000, respectively. The decrease in the effective tax rate is primarily due to increased dividend received deductions in variable annuity separate accounts and a one-time tax charge in 2000 associated with the repatriation of the mutual fund business' United Kingdom subsidiary.

Amortization of goodwill did not change from the prior year. No new acquisitions were entered into by the Asset Gathering Segment in 2001.

Guaranteed and Structured Financial Products Segment. The following table presents certain summary financial data relating to the Guaranteed and Structured Financial Products Segment for the periods indicated.

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Operating Results:			
Revenues			
Premiums	$ 295.9	$ 899.9	$ 763.4
Investment-type product fees	56.0	57.3	67.3
Net investment income	1,715.1	1,835.6	1,743.2
Other revenue	0.9	0.3	0.4
Total revenues	2,067.9	2,793.1	2,574.3
Benefits and expenses:			
Benefits to policyholders, excluding amounts related to net realized investment and other gains (losses) credited to participating pension contractholders	1,527.7	2,328.7	2,134.4
Other operating costs and expenses	65.0	60.1	73.0
Amortization of deferred policy acquisition costs	2.2	2.4	2.6
Dividends to policyholders	46.5	36.1	43.5
Total benefits and expenses	1,641.4	2,427.3	2,253.5
Segment pre-tax operating income (1)	426.5	365.8	320.8
Income taxes	141.1	121.6	108.7
Segment after-tax operating income (1)	285.4	244.2	212.1
After-tax adjustments: (1)			
Net realized investment and other gains (losses), net	(202.0)	(76.9)	(40.5)
Restructuring charges	(0.6)	(1.2)	(2.6)
Group pension dividend transfer	–	–	5.7
Demutualization expenses	–	–	0.4
Other demutualization related costs	–	–	(1.7)
Surplus tax	–	2.6	6.5
Total after-tax adjustments	(202.6)	(75.5)	(32.2)
GAAP Reported:			
Income before cumulative effect of accounting changes	82.8	168.7	179.9
Cumulative effect of accounting changes, net of tax	–	(1.2)	–
Net income	$ 82.8	$ 167.5	$ 179.9
Amortization of goodwill, net of tax	–	–	–
Net income before amortization of goodwill	$ 82.8	$ 167.5	$ 179.9
Other Data:			
Segment after-tax operating income			
Spread-based products			
GIC's and funding agreements	$ 190.7	$ 163.7	$ 133.1
Single premium annuities	72.6	57.0	45.5
*Signature*Notes	(0.7)	–	–
Fee-based products	22.8	23.5	33.5
Premiums and deposits			
Spread-based products			
Fund-type products	4,067.7	4,718.8	4,457.3
Single premium annuities	292.7	893.6	741.6
*Signature*Notes	290.2	–	–
Fee-based products			
Participating contracts and conversion annuity contracts	529.3	468.9	467.0
Structured Separate Accounts	483.9	77.4	50.3
Other separate account contracts	53.9	139.3	242.6

(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Segment after-tax operating income increased 16.9%, or $41.2 million from the prior year. Spread-based products after-tax operating income increased 19.0%, or $41.9 million from the prior year. The increase in the spread-based business is primarily due to the increase in investment spreads of 17.2%, or $59.1 million from the prior year. The increase in investment spreads was a result of a higher average invested asset base, which increased 13.3%, or $2.7 billion from the prior year, combined with an 8 basis point increase in the interest rate margin. The increase in interest rate margin is a result of income earned on limited partnership and mortgage investments in the current period. GICs and funding agreements accounted for 66.8% of segment after-tax operating income compared to 67.0% in the prior year. On a total company basis, GICs and funding agreements accounted for 23.1% of after-tax operating income compared to 20.3% in the prior year. Fee-based products after-tax operating income decreased $0.7 million from the prior year, primarily due to lower risk based capital and lower separate account risk charges.

Revenues decreased 26.0%, or $725.2 million from the prior year, largely due to a decrease in premiums of 67.1%, or $604.0 million, driven by a $743.4 million decrease in single premium annuities premiums from the prior year. Premiums decreased on lower sales of single premium annuities, which fell 92.7%, or $750.7 million from the prior year. We continue to look for opportunistic sales in the single premium annuity market where our pricing standards are met. Partially offsetting the decrease in premiums on single premium annuities was an increase of 221.5%, or $138.0 million in premiums on structured settlement products from the prior year. Net investment income decreased 6.6%, or $120.5 million from the prior year, despite growth of 13.3%, or $2.7 billion in the spread-based average invested assets. Net investment income declined due to a lower average investment yield, which fell to 6.41% from the prior year, reflecting the lower interest rate environment in the current period. Net investment income varies with market interest rates because the return on approximately $10 billion, or 43.5% of the asset portfolio, floats with market rates. In addition, new sales generate cash flows, which are invested at the current market interest rates, which have decreased from the prior year. Matching the interest rate exposure on our asset portfolio to the exposure on our liabilities is a central feature of our asset/liability management process. Investment-type product fees decreased $1.3 million from the prior year due to lower asset-based fees on separate accounts, which was partially offset by higher fees on structured settlement contracts.

Benefits and expenses decreased 32.4%, or $785.9 from the prior year. The decrease was primarily due to lower benefits to policyholders as a result of lower sales of single premium annuities. Benefits to policyholders for spread-based products decreased 36.5%, or $773.3 million from the prior year, due to lower sales of single premium annuity contracts, combined with lower interest credited on account balances. Interest credited decreased 12.8%, or $158.7 million from the prior year. The decrease in interest credited was due to a decline in the average interest credited rate on account balances for spread-based products, due to the reset of approximately $10 billion of liabilities with floating rates and new business added at current market rates. The average crediting rate fell to 4.93% from 6.35% in the prior year. Other operating costs and expenses increased 8.2%, or $4.9 million from the prior year. This increase was driven by higher product development costs, commissions on structured settlement sales, state taxes, licenses, and fees; and corporate communications costs. Dividends to policyholders increased 28.8%, or $10.4 million from the prior year. The segment's effective tax rate on operating income was 33.1% compared to 33.3% in the prior year.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Segment after-tax operating income was $244.2 million in 2001, an increase of $32.1 million, or 15.1% from $212.1 million in 2000. Spread-based products' segment after-tax operating income increased $42.1 million, or 23.6%, to $220.7 million primarily due to higher investment spreads as a result of growth in the average invested assets backing spread-based products, partially offset by a 15 basis point decline in the interest rate margin. Fee-based products' segment after tax operating income decreased $10.0 million, or 29.9%, to $23.5 million in 2001 from $33.5 million in 2000. The decrease was primarily due to a decline in average reserves of $1,710.0 million to $9,274.3 million in 2001 from $10,984.3 million in 2000, resulting from the withdrawal of several contracts from the Structured Separate Accounts and the transfer of non-participating annuities from the fee-based business to the spread-based business during 2000.

Total revenues increased $218.8 million, or 8.5%, to $2,793.1 million in 2001 from $2,574.3 million in 2000, largely driven by growth in premiums and net investment income. Premiums increased $136.5 million, or 17.9% to $899.9 million in 2001 from $763.4 million in 2000, driven by higher single premium annuity sales. Investment-type product fees for fee-based products declined to $47.7 million for 2001, a decrease of $13.6 million, or 22.2%, from $61.3 million in 2000 due to lower expense charges on participating contracts. Investment-type product fees were 0.51% and 0.56% of average fee-based policy reserves in 2001 and 2000, respectively. Net investment income increased $92.4 million, or 5.3%, to $1,835.6 million in 2001 compared to $1,743.2 million in 2000, mainly due to an increase of interest earned on higher asset balances on spread-based products. Average invested assets backing spread-based products increased $3,848.3 million, or 22.8%, to $20,728.1 million in 2001 from $16,879.8 million in 2000 as a result of increased sales of spread-based products. The average investment yield on these invested assets decreased to 7.66% in 2001 compared to 8.64% in 2000, as a result of declining interest rates.

Total benefits and expenses increased $173.8 million, or 7.7%, to $2,427.3 million in 2001 from $2,253.5 million in 2000. The increase was primarily due to increased sales of single premium annuity contracts. Benefits to policyholders also increased due to interest credited on account balances for spread-based products, which increased $77.9 million, or 6.7%, to $1,243.1 million in 2001, from $1,165.2 million in 2000. The change was driven by higher average account balances for spread-based products of $3,382.1 million, or 20.9%, to $19,567.3 million in 2001 from $16,185.2 million in 2000. Average account balances increased, despite a decrease in the average interest credited rate on account balances for spread-based products, which was 6.35% in 2001 compared to 7.18% in 2000. In addition, the benefits to policyholders of $2,328.7 million increased $194.3 million, or 9.1%, from $2,134.4 million in 2000 as the result of increased single premium annuity sales. Other operating costs and expenses were $60.1 million in 2001, a decrease of $12.9 million, or 17.7%, from $73.0 million in 2000, primarily due to lower management fee expenses and lower systems expenses related to projects completed during 2000. Dividends of $36.1 million in 2001 decreased $7.4 million, or 17.0%, from $43.5 million in 2000, reflecting lower earnings on participating contractholders' accounts. The segment's effective tax rate on operating income was 33.3% in 2001, as compared to 33.9% in 2000.

Investment Management Segment. The following table presents certain summary financial data relating to the Investment Management Segment for the periods indicated.

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Operating Results:			
Revenues			
Net investment income	$ 15.1	$ 28.7	$ 22.7
Net realized investment and other gains (losses), net [1]	1.2	3.2	3.2
Investment management revenues, commissions, and other fees	108.2	111.3	186.1
Other revenue	0.1	–	–
Total revenues	124.6	143.2	212.0
Benefits and expenses			
Other operating costs and expenses	90.9	96.4	132.7
Total benefits and expenses	90.9	96.4	132.7
Segment pre-tax operating income [1]	33.7	46.8	79.3
Income taxes	12.5	17.0	32.5
Segment after-tax operating income [1]	21.2	29.8	46.8
After-tax adjustments: [1]			
Net realized investment and other gains (losses)	0.4	(0.2)	4.4
Restructuring charges	(0.8)	(0.9)	–
Surplus tax	–	0.1	–
Total after-tax adjustments	(0.4)	(1.0)	4.4
GAAP Reported:			
Income before cumulative effect of accounting changes	$ 20.8	$ 28.8	$ 51.2
Cumulative effect of accounting changes, net of tax	–	(0.2)	–
Net income	$ 20.8	$ 28.6	$ 51.2
Amortization of goodwill, net of tax	–	0.5	0.8
Net income before amortization of goodwill	$ 20.8	$ 29.1	$ 52.0
Other Data:			
Assets under management, end of year [2]	$27,874.7	$28,921.8	$32,651.6

[1] See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

[2] Includes general account cash and invested assets of $383.1 million, $151.3 million, and $106.9 million as of December 31, 2002, 2001 and 2000, respectively.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Segment after-tax operating income decreased $8.6 million, or 28.9%, from the prior year. The decline was primarily due to a drop of $13.6 million, or 47.4%, in net investment income, offset by a decrease of $5.5 million, or 5.7%, in benefits and expenses. The decrease in net investment income resulted primarily from non-recurring prior year income on the sale of investments at John Hancock Energy Resources Management and from a lower level of commercial mortgages held for sale this year at John Hancock Real Estate Finance. The decrease in expenses was primarily due to lower interest expense at John Hancock Real Estate Finance and operating expense savings at Hancock Natural Resources Group, offset by increased operating expenses at Independence Investments LLC due to higher compensation this year.

Revenues decreased $18.6 million, or 13.0%, from the prior year. Net investment income declined $13.6 million, or 47.4%, to $15.1 million. Net investment income was down $6.6 million, or 95.7%, at John Hancock Energy Resources Management due to prior year income recognized from investment partnerships on the liquidation of underlying investments and down $5.4 million, or 37.8%, at John Hancock Real Estate Finance due to a lower average level of warehoused commercial mortgages. Investment management revenues, commissions, and other fees decreased $3.1 million, or 2.8% from the prior year. Advisory fees at Independence Investment LLC were down $8.6 million, or 13.6% based on declines in average assets under management which resulted from market depreciation of $3.0 billion offset by $1.1 billion of net sales. John Hancock Realty Advisors saw an increase of $3.5 million, or 61.4%, in higher portfolio acquisition fees based on higher acquisition activity compared to the prior year. Hancock Natural Resources Group saw an increase of $2.4 million, or 11.4% over the prior year, primarily based on higher management fees earned from higher assets under management. Mortgage origination and servicing fees at John Hancock Real Estate Finance were $6.6 million for both 2002 and 2001. Investment management revenues, commissions and other fees were 0.39% and 0.38% of average advisory assets under management in 2002 and 2001, respectively, for the segment. Net realized gains were down $2.0 million, or 62.5% at John Hancock Real Estate Finance, primarily due to a lower level of commercial mortgage securitizations.

Other operating costs and expenses declined $5.5 million, or 5.7% from the prior year. John Hancock Real Estate Finance had $5.7 million of lower interest expense compared to 2001, based on lower average levels of borrowings to support lower average levels of warehoused commercial mortgages, and lower prevailing interest rates. Operating expenses were down $4.9 million at Hancock Natural Resources Group based on ongoing cost reduction efforts partially offset by higher incentive compensation expense this year. Independence Investment LLC operating expenses were up $5.2 million due to compensation increases over the prior year. The segment's effective tax rate on operating income was 37.1% compared to 36.2% in the prior year. The underlying effective tax rate for the Investment Management Segment remains higher than for our other business segments due to state taxes on certain investment management subsidiaries, and fewer tax benefits from portfolio holdings in this segment.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Segment after-tax operating income was $29.8 million in 2001, a decrease of $17.0 million, or 36.3%, from $46.8 million in 2000. The decrease was primarily due to lower investment advisory fees, resulting from the non-recurrence of prior-year one-time events and from lower average assets under management in 2001, partially offset by lower operating expenses in 2001.

Total revenues decreased $68.8 million, or 32.6%, to $143.2 million in 2001 from $212.0 million in 2000. Net investment income was $28.7 million in 2001, an increase of $6.0 million from $22.7 million in 2000. Investment management revenues, commissions, and other fees decreased $74.8 million, or 40.2% in 2001, due primarily to a decrease in investment advisory fees, which decreased $75.9 million to $104.7 million compared to $180.6 million reported in 2000. The decrease in investment advisory fees was primarily due to $60.6 million of non-recurring prior year items; $45.3 million in incentive fees received in connection with the restructuring of timber management contracts, and $15.3 million in performance fees earned by the mezzanine fund manager. Also, asset-based advisory fees decreased $17.2 million at Independence Investment LLC on lower average assets under management resulting from net redemptions and market declines during the year. Investment management revenues, commissions and other fees were .38% and .50% of average advisory assets under management in 2001 and 2000, respectively, for the segment. Mortgage origination and servicing fees were $6.6 million compared to $5.4 million in 2000. Net realized investment and other gains (losses) were flat at $3.2 million for both 2001 and 2000.

Other operating costs and expenses were $96.4 million in 2001, a decrease of $36.3 million, or 27.4%, from $132.7 million in 2000. The decrease was primarily due to two non-recurring prior year amounts; $15.7 million in incentive compensation payments related to the receipt of incentive fees on timber management contracts and $9.1 million in performance fees paid for the management of the mezzanine fund. Operating expenses were down $14.7 million at Independence Investment LLC, based on lower compensation levels and the results of an overall expense management program. Operating expenses were down $5.2 million at John Hancock Real Estate Finance, primarily from lower borrowing costs due to lower lending activity and lower interest rates, and also from savings from on-going expense management efforts. The segment's effective tax rate on operating income was 36.2% and 41.0% in 2001 and 2000, respectively. The decrease in the effective tax rate is primarily due to lower state taxes associated with the conversion of Independence Investment Associates to a limited liability corporation.

Corporate and Other Segment. The following table presents certain summary financial data relating to the Corporate and Other Segment for the periods indicated.

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Operating Results:			
Segment after-tax operating income (1)			
International operations	$75.1	$51.8	$ 32.2
Corporate operations	2.5	23.7	62.7
Non-core businesses	3.7	9.2	7.6
Total	81.3	84.7	102.5
After-tax adjustments (1):			
Net realized investment and other gains (losses), net	(28.4)	13.3	93.5
Class action lawsuit	(0.8)	(19.5)	–
Restructuring charges	2.7	(3.3)	(1.3)
Demutualization expenses	–	–	(9.4)
Other demutualization related costs	–	–	(0.2)
Surplus tax	–	0.9	18.1
Total after-tax adjustments	(26.5)	(8.6)	100.7
GAAP Reported:			
Income before cumulative effect of accounting changes	$ 54.8	$ 76.1	$203.2
Cumulative effect of accounting changes, net of tax	–	(2.6)	–
Net income	$ 54.8	$ 73.5	$203.2
Amortization of goodwill, net of tax	–	5.1	8.1
Net income before amortization of goodwill	$ 54.8	$ 78.6	$211.3

(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. After-tax operating income from international operations increased $23.3 million or 45.0% from the prior year. The increase was primarily due to a $21.1 million or 44.1% improvement in the earnings of Maritime Life. The effective tax rate on operating income rose to 37.0% in 2002 compared to 28.3% in the prior year. Maritime Life's change in effective tax rates was related to changes in Canadian tax laws that reduced rates in future years and thus reduced the future tax liability in 2001. On a "same tax rate" basis, operating income would have increased by about $28.6 million, rather than the year over year increase of $21.1 million. The acquisition of Royal & Sun Alliance Life Insurance Company of Canada, concluded late in 2001, contributed $3.1 million to 2002 results. Refinements to estimated gross profits for Life products resulted in a DAC unlocking and revisions to reserves that contributed $3.2 million more to after-tax income than in 2001. A provision was also made for a $3.2 million loss resulting from a decision to delay repricing of a critical illnesses product following a change in reinsurance terms. Favorable margin increases in investment products in 2002 were $2.9 million. In addition, a review of the valuation of deferrable acquisition costs on segregated funds products (separate accounts) was completed, resulting in a $3.2 million after-tax reduction of DAC amortization. Changes in the expected future claim levels for long term disability products contributed $8.9 million, partially offset by recognition of $1.3 million for uncollectible receivables. The impact of no longer amortizing goodwill of $5.1 million, and completion of Aetna integration and Royal & Sun Alliance Life Insurance Company of Canada, transition costs of $1.9 million were offset by increased interest expense of $2.6 million on debt used in part to finance the Royal & Sun Alliance Life Insurance Company of Canada, acquisition.

After-tax operating income from corporate operations decreased $21.2 million, or 89.5% from the prior year. The decrease was due to a decrease in net periodic pension credits of $21.1 million, a decrease in other post-employment benefit credits of $1.7 million, and increased interest expense of $16.1 million. Partially offsetting these decreases was the impact of our corporate-owned life insurance program. The corporate-owned life insurance program's results were $20.8 million favorable due to an increase in the asset base and improved performance of the underlying assets.

After-tax operating income from non-core businesses decreased $5.5 million, or 59.8% from the prior year. We continue with the orderly run-off of business in this segment.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Segment after-tax operating income from international operations was $51.8 million for 2001, an increase of $19.6 million from $32.2 million reported in 2000. The primary driver of the increase was Maritime Life with an increase in after-tax operating income of $20.7 million. Favorable mortality, morbidity, expense and asset margins improved earnings by $15.1 million. On October 1, 2001, Maritime Life purchased Royal & Sun Alliance Life Insurance Company of Canada. Accordingly, Maritime Life's results include Royal & Sun Alliance Financial's fourth quarter results of $2.4 million. Maritime Life also benefited $12.5 million from a reduction in the Canadian statutory tax rate in 2001.

Segment after-tax operating income from corporate operations was $23.7 million for 2001, a decrease of $39.0 million from $62.7 million reported in 2000. The decrease was primarily due to nonrecurring investment income on the proceeds from the IPO in 2000, lower investment income on corporate surplus due to greater surplus requirements in our other business lines and the negative impact to net investment income associated with both the stock buyback program and dividends paid to shareholders. Partially offsetting these negative items was a significant improvement in the performance of our corporate owned life insurance plans as we transferred the asset backing the plans out of equity securities and into fixed maturities.

Segment after-tax operating income from non-core businesses was $9.2 million in 2001, an increase of $1.6 million from $7.6 million in 2000.

General Account Investments

We manage our general account assets in investment segments that support specific classes of product liabilities. These investment segments permit us to implement investment policies that both support the financial characteristics of the underlying liabilities, and also provide returns on our invested capital. The investment segments also enable us to gauge the performance and profitability of our various businesses.

Asset/Liability Risk Management

Our primary investment objective is to maximize after-tax returns within acceptable risk parameters. We are exposed to two primary types of investment risk:

- Interest rate risk, meaning changes in the market value of fixed maturity securities as interest rates change over time, and
- Credit risk, meaning uncertainties associated with the continued ability of an obligor to make timely payments of principal and interest

We use a variety of techniques to control interest rate risk in our portfolio of assets and liabilities. In general, our risk management philosophy is to limit the net impact of interest rate changes on our assets and liabilities. Assets are invested predominantly in fixed income securities, and the asset portfolio is matched with the liabilities so as to eliminate the Company's exposure to changes in the overall level of interest rates. Each investment segment holds bonds, mortgages, and other asset types that will satisfy the projected cash needs of its underlying liabilities. Another important aspect of our asset-liability management efforts is the use of interest rate derivatives. We selectively apply derivative instruments, such as interest rate swaps and futures, to reduce the interest rate risk inherent in combined portfolios of assets and liabilities. For a more complete discussion of our interest rate risk management practices, please see the *Interest Rate Risk* section in the *Quantitative and Qualitative Disclosures about Market Risk* section of this document.

Management of credit risk is central to our business and we devote considerable resources to the credit analysis underlying each investment acquisition. Our corporate bond management group employs a staff of highly specialized, experienced, and well-trained credit analysts. We rely on these analysts' ability to analyze complex private financing transactions and to acquire the investments needed to profitably fund our liability requirements. In addition, when investing in private fixed maturity securities, we rely upon broad access to proprietary management information, negotiated protective covenants, call protection features and collateral protection.

Our bond portfolio is reviewed on a continuous basis to assess the integrity of current quality ratings. As circumstances warrant, specific investments are "re-rated" with the adjusted quality ratings reflected in our investment system. All bonds are evaluated regularly against the following criteria:

- material declines in the issuer's revenues or margins;
- significant management or organizational changes;
- significant uncertainty regarding the issuer's industry;
- debt service coverage or cash flow ratios that fall below industry-specific thresholds;
- violation of financial covenants; and
- other business factors that relate to the issuer.

Insurance product prices are impacted by investment results. Accordingly, incorporated into insurance product prices is assumptions of expected default losses over the long term. Actual losses may therefore vary above and below this average, and the market value of the portfolio as a whole also changes as market credit spreads move up and down during an economic cycle.

John Hancock is able to hold to this investment strategy over the long term, both because of its strong capital position, the fixed nature of its liabilities and the matching of those liabilities with assets, and because of the experience gained through many decades of a consistent investment philosophy. We generally intend to hold all of our fixed maturity investments to maturity to meet liability payments, and to ride out any unrealized gains and losses over the long term.

Overall Composition of the General Account. Invested assets, excluding separate accounts, totaled $67.1 billion and $59.0 billion as of December 31, 2002 and December 31, 2001, respectively. Although the portfolio composition has not significantly changed at December 31, 2002 as compared to December 31, 2001, invested assets have grown 13.8% over the year. Included in this amount are $0.5 billion of invested assets from the previously discussed acquisition of the fixed universal life insurance business. Due to the timing of this transaction no income was earned on these assets in 2002. The following table shows the composition of investments in the general account portfolio.

	Carrying Value	% of Total	Carrying Value	% of Total
As of December 31,	2002		2001	
(in millions)				
Fixed maturity securities (1)	$47,598.4	70.9%	$41,106.8	69.8%
Mortgage loans (2)	11,805.7	17.6	10,993.2	18.6
Real estate	318.6	0.5	442.4	0.7
Policy loans (3)	2,097.2	3.1	2,008.2	3.4
Equity securities	968.6	1.4	1,190.9	2.0
Other invested assets (4)	2,937.8	4.4	1,786.1	3.0
Short-term investments	211.2	0.3	153.5	0.3
Cash and cash equivalents (5)	1,190.6	1.8	1,313.7	2.2
Total invested assets	$67,128.1	100.0%	$58,994.8	100.0%

(1) In addition to bonds, the fixed maturity security portfolio contains redeemable preferred stock with a carrying value of $593.3 million and $695.0 million as of December 31, 2002 and December 31, 2001, respectively. The total fair value of the fixed maturity security portfolio was $47,648.0 million and $41,090.9 million, at December 31, 2002 and December 31, 2001, respectively.

(2) The fair value for the mortgage loan portfolio was $12,726.1 million and $11,574.4 million as of December 31, 2002 and December 31, 2001, respectively.

(3) Policy loans are secured by the cash value of the underlying life insurance policies and do not mature in a conventional sense, but expire in conjunction with the related policy liabilities. Policy loan amounts include $75.6 million from the acquisition of Allmerica Financial Corporation's fixed universal life insurance business.

(4) Other invested assets as of December 31, 2002 contains a receivable of $471.1 million from Allmerica Financial Corporation (Allmerica) pursuant to the Company's agreement to reinsure Allmerica's fixed universal life insurance business. Additional detail about the credit quality of the investments underlying the premium receivable is provided at the end of this investments discussion.

(5) Cash and cash equivalents are included in total invested assets in the table above for the purposes of calculating yields on the income producing assets for the Company.

Consistent with the nature of the Company's product liabilities, assets are heavily oriented toward fixed maturity securities. The Company determines the allocation of assets primarily on the basis of cash flow and return requirements of its products and by the level of investment risk.

Fixed Maturity Securities. The fixed maturity securities portfolio is predominantly comprised of low risk, investment grade, publicly and privately traded corporate bonds and senior tranches of asset-backed securities (ABS) and mortgage-backed securities (MBS). The fixed maturity securities portfolio also includes redeemable preferred stock. As of December 31, 2002, fixed maturity securities represented 70.9% of general account invested assets with a carrying value of $47.6 billion, comprised of 58.0% public securities and 42.0% private securities. Each year, the Company directs the majority of net cash inflows into investment grade fixed maturity securities. Typically, between 5% and 15% of funds allocated to fixed maturity securities are invested in below-investment-grade bonds while maintaining a policy to target the overall level of these bonds to no more than 10% of invested assets and to target the majority of that balance in the BB category. Allocations are based on an assessment of relative value and the likelihood of enhancing risk-adjusted portfolio returns. While the Company has profited from the below-investment-grade asset class in the past, care is taken to manage its growth strategically by limiting its size relative to the Company's total assets.

The Securities Valuation Office (SVO) of the National Association of Insurance Commissioners evaluates all public and private bonds purchased as investments by insurance companies. The SVO assigns one of six investment categories to each security it reviews. Category 1 is the highest quality rating, and Category 6 is the lowest. Categories 1 and 2 are the equivalent of investment grade debt as defined by rating agencies such as S&P and Moody's (i.e., BBB-/Baa3 or higher), while Categories 3-6 are the equivalent of below-investment grade securities. SVO ratings are reviewed and may be revised at least once a year.

Fixed Maturity Securities – By Credit Quality

SVO Rating (1)	S&P Equivalent Designation (2)	Carrying Value (3)(4)	% of Total	Carrying Value (3)	% of Total
As of December 31,		2002		2001	
(in millions)					
1	AAA/AA/A	$20,635.7	43.9%	$16,876.8	41.8%
2	BBB	21,107.5	44.9	18,800.2	46.5
3	BB	2,626.7	5.6	2,796.5	6.9
4	B	1,223.5	2.6	1,102.4	2.7
5	CCC and lower	776.4	1.7	442.8	1.1
6	In or near default	635.3	1.3	393.1	1.0
		$47,005.1	100.0%	$40,411.8	100.0%
Redeemable preferred stock		593.3		695.0	
Total		$47,598.4		$41,106.8	

(1) For securities that are awaiting an SVO rating, the Company has assigned a rating based on an analysis that it believes is equivalent to that used by the SVO.

(2) Comparisons between SVO and S&P ratings are published by the National Association of Insurance Commissioners.

(3) Includes 394 securities that are awaiting an SVO rating, with a carrying value of $5,232.8 million as of December 31, 2002. Due to lags between the funding of an investment, the processing of final legal documents, the filing with the SVO, and the rating by the SVO, there will always be a number of unrated securities at each statement date.

(4) Includes the effect of $55 million invested in our credit-linked note program, $10.0 million in credit default swaps on fixed maturity securities in the AAA/AA/A category and $45.0 million of credit default swaps on fixed maturity securities in the BBB category. We had no credit derivatives as of December 31, 2001.

The table above sets forth the SVO ratings for the bond portfolio along with an equivalent S&P rating agency designation. The majority of the fixed maturity investments are investment grade, with 88.8% and 88.3% of fixed maturity investments invested in Category 1 and 2 securities as of December 31, 2002 and 2001, respectively. Below investment grade bonds were 11.2% and 11.7% of fixed maturity investments and 7.8% and 8.0% of total invested assets as of December 31, 2002 and 2001, respectively. This allocation reflects the Company strategy of avoiding the unpredictability of interest rate risk in favor of relying on the Company's bond analysts' ability to better predict credit or default risk. The bond analysts operate in an industry-based, team-oriented structure that permits the evaluation of a wide range of below investment grade offerings in a variety of industries resulting in a well-diversified high yield portfolio.

Valuation techniques for the bond portfolio vary by security type and the availability of market data. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. External pricing services are used where available, broker dealer quotes are used for thinly traded securities, and a spread pricing matrix is used when price quotes are not available, which typically is the case for our private placement securities. The spread pricing matrix is based on credit quality, country of issue, market sector and average investment life and is created for these dimensions through brokers' estimates of public spreads derived from their respective publications. When utilizing the spread pricing matrix, securities are valued by utilizing a discounted cash flow method where each bond is assigned a spread, that is added to the current U.S. Treasury rates to discount the cash flows of the security. The spread assigned to each security is changed from month to month based on changes in the market. Certain market events that could impact the valuation of securities include issuer credit ratings, business climate, management changes, litigation, and government actions among others. The resulting prices are then reviewed by the pricing analysts and members of the Controller's Department. The Company's pricing analysts take appropriate actions to reduce valuations of securities where such an event occurs which negatively impacts the securities' value. Although the Company believes its estimates reasonably reflect the fair value of those securities, the key assumptions about risk premiums, performance of underlying collateral (if any), and other factors involve significant assumptions and may not reflect those of an active market. To the extent that bonds have longer maturity dates, management's estimate of fair value may involve greater subjectivity since they involve judgment about events well into the future. Then, every quarter, there is a comprehensive review of all impaired securities and problem loans by a group consisting of the Chief Investment Officer and the Bond Investment Committee. The valuation of impaired bonds for which there is no quoted price is typically based on the total value of the company relative to the amount of debt and other obligations out standing. If the company is likely to continue operations, the valuation is typically based on a market multiple of expected cash flow. If the company is likely to liquidate, the valuation centers on the liquidation value of its assets.

49.9% of our below investment grade bonds are in Category 3, the highest quality below investment grade. Category 6 bonds, those in or near default, represent securities that were originally acquired as long-term investments, but subsequently became distressed. The carrying value of bonds in or near default was $635.3 million and $393.1 million as of December 31, 2002 and 2001, respectively. For the years ended December 31, 2002 and 2001, $10.7 million and $2.5 million of interest on bonds near default was included in accrued investment income. Unless the Company reasonably expects to collect investment income on bonds in or near default, the accrual will be ceased and any accrued income reversed. Management judgment is used and the actual results could be materially different.

In keeping with the investment philosophy of tightly managing interest rate risk, the Company's MBS & ABS holdings are heavily concentrated in commercial MBS where the underlying loans are largely call protected, which means they are not pre-payable without penalty prior to maturity at the option of the issuer. By investing in MBS and ABS securities with relatively predictable repayments, the Company adds high quality, liquid assets to its portfolios without incurring the risk of cash flow variability. The Company believes the portion of its MBS/ABS portfolio subject to prepayment risk as of December 31, 2002 and December 31, 2001 was limited to 12.9% and 10.1% of our total MBS/ABS portfolio and 2.1% and 1.6% of our total fixed maturity securities holdings, respectively.

The following table shows the composition by our internal industry classification of the fixed maturity securities portfolio and the unrealized gains and losses contained therein.

Fixed Maturity Securities – By Industry Classification

As of December 31, 2002	Total Carrying Value	Net Unrealized Gain (Loss)	Carrying Value of Securities with Gross Unrealized Gains	Gross Unrealized Gains	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
(in millions)						
Corporate securities:						
Banking and finance	$ 6,036.6	$ 234.8	$ 4,872.9	$ 286.8	$ 1,163.7	$ (52.0)
Communications	2,317.5	87.7	1,867.3	140.0	450.2	(52.3)
Government	2,596.5	121.3	1,825.7	140.3	770.8	(19.0)
Manufacturing	7,410.3	209.2	5,672.5	396.7	1,737.8	(187.5)
Oil & gas	4,457.3	90.4	3,416.9	280.5	1,040.4	(190.1)
Services / trade	2,553.0	132.2	2,196.8	149.2	356.2	(17.0)
Transportation	2,900.9	37.8	2,194.0	167.7	706.9	(129.9)
Utilities	9,087.5	(137.5)	5,937.5	400.8	3,150.0	(538.3)
Other	158.7	9.8	148.5	11.2	10.2	(1.4)
Total Corporate Securities	37,518.3	785.7	28,132.1	1,973.2	9,386.2	(1,187.5)
Asset-backed and mortgage-backed securities	7,853.8	145.6	6,133.1	424.1	1,720.7	(278.5)
U.S. Treasury securities and obligations of U.S. government agencies	221.7	10.7	205.9	10.9	15.8	(0.2)
Debt securities issued by foreign governments (1)	1,663.4	175.5	1,643.0	178.4	20.4	(2.9)
Obligations of states and political subdivisions	341.2	24.4	337.8	24.5	3.4	(0.1)
Total	$47,598.4	$1,141.9	$36,451.9	$2,611.1	$11,146.5	$(1,469.2)

(1) Includes $1,298.1 million in debt securities held in Maritime Life, our Canadian insurance subsidiary, and issued and fully supported by the Canadian federal, provincial and municipal governments.

Fixed Maturity Securities – By Industry Classification

As of December 31, 2001	Total Carrying Value	Net Unrealized Gain (Loss)	Carrying Value of Securities with Gross Unrealized Gains	Gross Unrealized Gains	Carrying Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses
(in millions)						
Corporate securities:						
Banking and finance	$ 4,648.6	$ 76.3	$ 2,928.8	$ 178.0	$ 1,719.8	$ (101.7)
Communications	1,988.5	64.6	1,607.0	107.6	381.5	(43.0)
Government	1,070.4	64.2	729.9	70.3	340.5	(6.1)
Manufacturing	7,613.2	6.2	4,331.0	307.8	3,282.2	(301.6)
Oil & gas	4,079.9	12.2	2,437.3	148.9	1,642.6	(136.7)
Services / trade	2,415.0	62.0	1,770.5	100.9	644.5	(38.9)
Transportation	3,015.9	(57.3)	1,530.2	106.9	1,485.7	(164.2)
Utilities	7,797.0	81.6	4,433.5	308.0	3,363.5	(226.4)
Total Corporate Securities	32,628.5	309.8	19,768.2	1,328.4	12,860.3	(1,018.6)
Asset-backed and mortgage-backed securities	6,326.9	3.3	4,030.7	145.2	2,296.2	(141.9)
U.S. Treasury securities and obligations of U.S. government agencies	299.9	(2.8)	87.2	3.7	212.7	(6.5)
Debt securities issued by foreign Governments (1)	1,729.9	86.6	1,345.1	98.5	384.8	(11.9)
Obligations of states and political subdivisions	121.6	5.5	114.7	5.7	6.9	(0.2)
Total	$41,106.8	$402.4	$25,345.9	$1,581.5	$15,760.9	$(1,179.1)

(2) Includes $1,212.2 million in debt securities held in Maritime Life, our Canadian insurance subsidiary, and issued and fully supported by the Canadian federal, provincial and municipal governments.

As of December 31, 2002 and December 31, 2001, there are $2,611.1 million and $1,581.5 million of gross unrealized gains and $1,469.2 million and $1,179.1 million of gross unrealized losses on the fixed maturities portfolio. The tables above show gross losses before amounts that are allocated to the closed block policyholders or participating pension contractholders. The 2002 gross unrealized losses of $1,469.2 million include $1,324.3 million, or 90.1%, of unrealized losses concentrated in the utilities, manufacturing, oil and gas, transportation and asset-backed and mortgage-backed securities. Only the utilities sector has net unrealized losses. The 2001 gross unrealized losses of $1,179.1 million include $970.8 million, or 82.3%, of unrealized losses concentrated in the utilities, manufacturing, oil and gas, transportation, asset-backed and mortgage-backed securities. Only the transportation sector had net unrealized losses. Of the $1,469.2 million of gross unrealized losses in the portfolio at December 31, 2002, $191.0 is in the closed block and $62.6 million has been allocated to participating pension contractholders, leaving $1,215.6 of unrealized losses after such allocations. Of the $1,179.1 million of gross unrealized losses in the portfolio at December 31, 2001, $122.1 million is in the closed block and $44.2 million has been allocated to participating pension contractholders, leaving $1,012.8 million of unrealized losses after such allocations.

Manufacturing: Manufacturing is a large, diverse sector encompassing cyclical industries. Low commodity prices continue to pressure the subsectors of mining, chemicals, metals, and forest products. When the economy recovers, these cyclical subsectors should recover and the bonds of companies in these subsectors should recover as well. We have financed these subsectors though several economic cycles and will typically hold our investments until they recover in value or mature. Our portfolio also benefits from our underwriting process where we stress test each company's financial performance through a recession scenario.

Oil & Gas: In the Oil & Gas industry much of our unrealized loss arises from companies in emerging markets, primarily Latin America and particularly in Venezuela. Our philosophy in emerging markets is to generally lend to those companies with dollar based export products such as oil companies. Emerging markets continue to experience significant stress and bond prices across most emerging market countries are down. However, our oil & gas investments are faring well as these companies have dollar based revenues to pay their debts and have continued to do so. In many cases, deals are structured so that all export revenues first pass through an offshore trust and our debt service is paid before any dollars are released back to the company. This type of transaction is known as an export receivables deal. All of our Venezuelan transactions are structured in this manner. The strike in Venezuela raised the risk profile of our oil transactions in this country, because the investments we have in Venezuela require oil production in order for these deals to produce payments. The gross unrealized loss on our Venezuelan oil & gas holdings was $107.7 million as of December 31, 2002. The structure of the Venezuelan investment deals contemplate temporary disruptions in the oil flow, and hence have six month debt service reserves to handle the interruption. Furthermore, the debt service coverages, at full production, are very high so debt service can typically be paid at levels well below full production. We believe these debt service reserves and strong debt service coverages will see us through the current turmoil in Venezuela and expect our Venezuelan oil and gas based investments to recover.

Transportation: The Transportation sector consists largely of air, rail, and automotive manufacturers and service companies. All of these subsectors are experiencing cyclical downturns, particularly the airline industry, having been hit both by the recession and the fallout from September 11, 2001. While most airlines are losing money, we lend to this industry almost exclusively on a secured basis (approximately 99% of our loans are secured). These secured airline financings are of two types: Equipment Trust Certificates (ETC's) and Enhanced Equipment Trust Certificates (EETC's). The ETC's initially have an 80% loan-to-value ratio and the EETC senior tranches initially have a 40-50% loan-to-value and include a provision for a third party to pay interest for eighteen months from a default. For us to lose money on an ETC, three things must happen: the airline must default, the airline must decide it does not want to fly our aircraft, and the aircraft must be worth less than our loan. When lending to this industry, we underwrite both the airline and the aircraft. We've been lending to this industry in this fashion for 25 years through several economic cycles and have seen values on our secured airline bonds fall and recover through these cycles. EETC's are classified as asset-backed securities and account for $181.1 million of the $278.5 million gross unrealized loss in the asset-backed and mortgage-backed securities category.

Utilities: The Utility sector has faced a number of challenges over the past few years including the California Power Crisis, the Enron bankruptcy and the recession which slowed the growth in demand. More recently, there have been issues around energy trading activities and the financial liquidity of some large merchant industry players. These events caused a general widening in utility and project finance bond spreads over the course of the year. We expect continued stress in this sector as owners of merchant plants work through their liquidity issues with the banks. Investors are likely to see continued restructurings and/or bankruptcy filings from those companies unable to reach agreement with the banks. Longer term we believe the reduction in power supply from reduced capital expenditures and the shutting of inefficient plants will support a gradual rise in power prices that will help this sector recover.

Asset-backed and mortgage-backed securities: As described above, the main driver of the unrealized loss in this category is $181.1 million of gross unrealized loss on EETC's with a GAAP book value of $754.0 million. This $181.1 million of gross unrealized loss represents 65% of the total gross unrealized loss in this category. EETC's are financings secured by a pool of aircraft. The vast majority of our EETC holdings ($721.3 million of the $754.0 million) are the most senior tranches in the EETC structure. The most senior tranches are generally structured to have an initial loan-to-value of 40-50%. Given the drop in airline passenger traffic and the financial difficulties of most of the major carriers, aircraft values have dropped significantly and hence EETC's have declined in price. We still expect, however, that most of the senior tranche EETC have enough subordination and asset coverage to ensure full and timely repayment. The major risk to this portfolio is a further decline in passenger traffic due to an extended war or increased terrorist activity, further depressing aircraft values. Thus far, we have never lost money on a senior tranche EETC even though some of aircraft backing our transactions have been leased to airlines that have gone out of business. As airlines emerge from bankruptcy and it becomes clear that most senior tranche EETC's have ample asset coverage, we expect these bonds' prices will recover.

The following table shows the composition by credit quality of the securities with gross unrealized losses in our fixed maturity securities portfolio.

Unrealized Losses on Fixed Maturity Securities – By Quality

SVO Rating [1]	S&P Equivalent Designation [2]	Carrying Value of Securities with Gross Unrealized Losses [3]	% of Total	Gross Unrealized Losses [3]	% of Total
As of December 31, 2002					
(in millions)					
1	AAA/AA/A	$ 3,375.3	31.0%	$ (156.3)	10.7%
2	BBB	4,267.9	39.2	(387.3)	26.6
3	BB	1,634.5	15.0	(414.4)	28.4
4	B	691.5	6.4	(222.6)	15.3
5	CCC and lower	541.8	5.0	(195.0)	13.4
6	In or near default	369.3	3.4	(82.1)	5.6
Total		10,880.3	100.0%	(1,457.7)	100.0%
Redeemable Preferred		266.2		(11.5)	
Total		$11,146.5		$(1,469.2)	

(1) With respect to securities that are awaiting an SVO rating, the Company has assigned a rating based on an analysis that it believes is equivalent to that used by the SVO. Recent experience has shown that our ratings are generally comparable to those of the SVO.

(2) Comparisons between SVO and S&P ratings are published by the National Association of Insurance Commissioners.

(3) Includes 71 securities that are awaiting an SVO rating with a carrying value of $1,677.0 million and unrealized losses of $63.4 million. Due to lags between the funding of an investment, the processing of final legal documents, the filing with the SVO, and the rating by the SVO, there will always be a number of unrated securities at each statement date. Unrated securities comprised 15.0% and 4.3% of the total carrying value and total gross unrealized losses of securities in a loss position, including redeemable preferred stock, respectively.

Unrealized Losses on Fixed Maturity Securities – By Investment Grade and Age

As of December 31, 2002	Investment Grade			Below Investment Grade		
		Gross Unrealized Loss Resulting from			Gross Unrealized Loss Resulting from	
	Carrying Value of Securities with Gross Unrealized Loss	Hedging Adjustments	Market Depreciation	Carrying Value of Securities with Gross Unrealized Loss	Hedging Adjustments	Market Depreciation
Three months or less	$2,255.2	$ (19.2)	$ (48.7)	$ 276.3	$ (2.2)	$ (13.0)
Greater than three months to six months	952.4	(16.0)	(34.1)	406.2	(7.6)	(113.8)
Greater than six months to nine months	909.1	(35.0)	(24.8)	566.4	(14.4)	(78.1)
Greater than nine months to twelve months	423.9	(12.6)	(27.7)	393.4	(5.3)	(61.4)
Greater than twelve months	3,102.6	(70.1)	(255.4)	1,594.8	(74.9)	(543.4)
	7,643.2	(152.9)	(390.7)	3,237.1	(104.4)	(809.7)
Redeemable preferred stock	266.2	–	(11.5)	–	–	–
Total fixed maturities	$7,909.4	$(152.9)	$(402.2)	$3,237.1	$(104.4)	$(809.7)

The table above shows the Company's investment grade and below investment grade securities that were in a loss position at December 31, 2002 by the amount of time the security has been in a loss position. Gross unrealized losses from hedging adjustments represents the amount of the unrealized loss that results from the security being designated as a hedged item in a fair value hedge. When a security is so designated, its cost basis is adjusted in response to movements in interest rates. These adjustments, which are non-cash and reverse over time as the asset and derivative mature, impact the amount of unrealized loss on a security. The remaining portion of the gross unrealized loss represents the impact of interest rates on the non-hedged portion of the portfolio and unrealized losses due to creditworthiness on the total fixed maturity portfolio.

At December 31, 2002, the fixed maturity securities had a total gross unrealized loss of $1,211.9 million, excluding basis adjustments related to hedging relationships. Of this total, $887.9 million is due to securities that have had various amounts of unrealized loss for more than nine months. Of this, $283.1 million comes from securities rated investment grade. Unrealized losses on investment grade securities principally relate to changes in interest rates or changes in credit spreads since the securities were acquired. Credit rating agencies' statistics indicate that investment grade securities have been found to be less likely to develop credit concerns.

As of December 31, 2002, $604.8 million of the $1,211.9 million resides in below investment grade securities with various amounts of unrealized loss for over nine months. All of these securities are current as to the payments of principal and interest with the exception of 11 securities with a carrying value of $56.9 million and an unrealized loss of $0.3 million. Of the total $604.8 million, $68.6 million traded above 80% of amortized cost at December 31, 2002 and an additional $355.6 million traded above 80% of amortized cost within the last nine months, for a total of $424.2 million. Of the total $424.2 million in this category, utility related bonds make up over half, $214.2 million. As described earlier, the utility sector suffered from oversupply and slower than expected demand last year. This led to many credit quality downgrades in the sector and corresponding price declines. We have seen evidence of improvement in the utility sector recently as companies have curtailed expansion plans and sold assets to conserve cash flow and strengthen their balance sheets. On the other hand, $122.2 million of this $424.2 million total comes from airline related bonds and this sector has continued to deteriorate thus far in 2003. While, as described earlier, we expect the secured nature of our positions to protect our value, the increased stress in this industry is of concern.

The remaining portion of the unrealized loss, $180.6 million, arises from below investment grade securities that have traded below 80 percent of amortized cost for over nine months. All of these bonds are current on payments of principal and interest and we believe, based on currently available information, that it is probable that these securities will continue to pay based on their original terms. We carefully track these investments to ensure our continued belief that their prices will recover. More detail on the most significant securities is contained below:

- Two securities that have contracts with PDVSA, the Venezuelan national oil company accounted for $40.4 million. The increasing turbulence in Venezuela combined with a national strike that shut down oil production at the end of the year heightened credit concerns on these securities and caused their prices to decline. Since the end of the year, Venezuelan oil production has started up again, albeit at lower levels. The production levels have slowly increased and are expected to continue due to the importance of the oil sales to the Venezuelan economy. As this happens, we expect these prices to recover. $27.0 million relates to a holding that has an additional credit issue beyond its contracts with PDVSA. It is a fertilizer plant that has experienced operating problems. Its equity sponsors, however, have supported the project with additional contributions of equity and based on our review of this credit we expect their continued support. While there is risk the equity sponsors could drop their support, their past actions, strong capital positions, their large investment and the low cost nature of this project due to its inexpensive gas supply give us comfort in their continued support. $13.4 million is a loan to a refinery that purchases its crude supply from PDVSA. The refinery sells its output to a major US oil company. Those proceeds flow through an offshore trust, with our debt service paid first and the balance remitted to Venezuela. This financing has a six month debt service reserve and only requires production at about 60% of pre-strike levels for adequate debt service coverage. The production at this refinery is currently back to 100%.

- Four structured transactions based in Argentina account for $43.4 million. While the Argentine crisis has depressed the pricing level on these bonds, their payment flows continue as the flows are based on dollar priced commodities. Companies or structures with dollar based products should continue to generate sufficient revenues to service their debts, unlike companies with peso denominated revenues that have seen their revenues decline precipitously in dollar terms due to the depreciation of the peso.

  - $28.6 million arises from another structured investment based on oil and gas payments to another Argentine province. This transaction benefits from (1) rights to 80% of the royalty payments received by the province, (2) a six month debt service reserve located in the U.S., and (3) a political risk insurance policy from a major reinsurer that will take over payments in the event the government imposes transfer or currency conversion limitations. Currently, the major risk is that the local oil and gas companies are making payments to the province based on a fixed exchange rate rather than the market exchange rate. While the province is working to correct this, if it does not change we will need to dip into the debt service reserve account for a portion of the debt service payments this year and we will ultimately need to restructure our rights to royalty payments to extend beyond the maturity of our notes, so a restructuring would likely extend the term of our note with interest.

  - $10.0 million of unrealized loss is on a loan to an Argentine oil company not in the form of a structured receivables transaction. This company, however, derives its revenue from dollar based energy products and hence it has the ability to service its dollar denominated debt. It is current on all its debt obligations and we expect it to remain so. The value of this company was validated in the fourth quarter when a company outside of Argentina purchased a controlling share of the company for $1.1 billion.

  - $4.4 million arises from a structured receivables transaction based on the export of soybeans from a major soybean producer in Argentina. The international buyers of the soybeans make payment to an offshore trust with our debt service paid before any dollars flow back to the Argentine company. We expect this structure to continue to protect our debt service payments.

  - The remaining $0.4 million arises from a holding collateralized by royalty payments made by oil and gas companies to an Argentine province. This deal matures in 2003 and we fully expect to be paid as scheduled.

- $32.3 million on a large, national farmer-owned dairy cooperative. Margins have been squeezed as demand for their products has softened and thus prices have declined. The depressed price of our notes is a function of this cyclical downturn, the subordinated nature of our position, and a lack of trading in these bonds. We expect the price to recover as the company's margins improve due to a combination of lowered costs from restructuring efforts and increasing demand for its products as the economy improves.

- $11.8 million on a franchise loan-backed structured transaction, with the franchise loans primarily in the gas/convenience sector. Delinquencies are higher than anticipated primarily due to the stress in the gas/convenience sector due to pressure from the large discounters. Still, at the current level of delinquencies we expect to receive our debt service as originally anticipated and thus, no impairment is appropriate. While there is some risk the delinquencies could rise, we would expect a gradual decline in the delinquency rate as the weakest loans have already defaulted.

- $12.9 million on a producer of manufactured homes. Overcapacity has hurt this industry and much of the production and retailing capacity has been removed over the past several years. This company is a leader in this industry and thus has been able to weather the downturn. As the industry recovers due to the reduction of capacity, so should the value of these bonds.

- $11.3 million on a large copper producer based in Mexico. This company has suffered from the cyclical downturn in copper prices over the past two years and due to insufficient capital expenditures to keep its costs competitive. The company's owners have addressed the latter issue by recently injecting fresh capital into the company to improve the efficiency of its operations. The expected improvement in copper prices due to the improving US economy will also help the company and hence the bond price.
- $11.7 million on a North American chemical producer that has suffered through the cyclical downturn in chemical prices and thus has violated financial covenants. The lenders have worked with the company to restructure these covenants. The company has sufficient liquidity to weather this downturn and return to profitability as prices recover. A recent comprehensive business assessment of the company performed by an outside consultant valued the company at twice its outstanding debt.
- $3.5 million on a producer of coke, an input to the steel making process. This company produces coke almost exclusively for one plant of a steel company that filed for bankruptcy in 2002 and the resulting uncertainty drove down the bond's price. The plant this company supplies, however, is a top quartile producer and hence has continued to operate. Therefore our borrower has continued to be paid. Based on its contract with this low cost steel plant, we expect our borrower to continue to perform and our bonds to recover as the owner of the plant restructures its debts and emerges from bankruptcy.

The Company believes that after its comprehensive review of each borrower's ability to meet the obligations of the notes, and based on information available at this time, these securities will continue to pay as scheduled, and the Company has the ability and the intent to hold these securities until they recover in value or mature. The scheduled maturity dates for securities in an unrealized loss position at December 31, 2002 is shown below.

Unrealized Losses on Fixed Maturity Securities – By Maturity

December 31, 2002	Carrying Value of Securities with Gross Unrealized Loss	Gross Unrealized Loss
(in millions)		
Due in one year or less	$ 586.8	$ (37.9)
Due after one year through five years	2,574.9	(273.2)
Due after five years through ten years	2,573.1	(429.9)
Due after ten years	3,691.0	(449.7)
	9,425.8	(1,190.7)
Asset-backed and mortgage-backed securities	1,720.7	(278.5)
Total	$11,146.5	$(1,469.2)

As of December 31, 2002 we had 86 securities representing 40 credit exposures that had an unrealized loss of $10 million or more. They include:

Description of Issuer	Amortized Cost	Unrealized Loss
(in millions)		
Large US Based merchant energy generator	$ 99.6	$ (47.3)
Unregulated energy generator and supplier	128.3	(47.2)
Notes secured by leases on a pool of aircraft	79.4	(43.9)
US power generator with multiple plants	113.3	(38.5)
Venezuelan oil company with US dollar based flows	158.3	(37.5)
US based agricultural cooperative	58.0	(32.7)
Lease financing with US fossil fuel power generator	71.6	(29.4)
Argentinean trust holding rights to oil and gas royalty	44.0	(28.6)
US merchant energy generator	72.0	(27.8)
Joint venture with a Venezuelan oil company	41.3	(27.4)
US natural gas fired power generator	84.8	(26.2)
Notes secured by leases on a pool of aircraft	77.6	(25.5)
Notes secured by leases on a pool of aircraft	35.2	(22.7)
Joint venture with a Venezuelan oil company and two large US oil companies	56.7	(21.5)
Joint venture with a large Venezuelan oil company and a US oil company	62.3	(21.2)
Large US electric utility holding company	60.1	(20.5)
Franchise loan backed transaction	43.3	(19.7)
Joint venture in three US gas fired cogeneration power plants	50.9	(19.4)
Large integrated energy company	91.5	(18.8)
Holding company of large US integrated power generator	81.0	(17.1)
Secured financings with a large US airline	66.9	(16.6)
Private toll road and bridge operator in US	43.6	(16.6)
US integrated producer of petrochemicals and related products	65.9	(15.3)
Major independent power and merchant energy generator	30.5	(14.7)
Financing of a restructured power contract with a major US utility	39.5	(14.4)
Norwegian subsidiary of US oil field service company	28.8	(13.1)
US telecommunications company	45.6	(12.8)
Financing of multiple offshore power projects by US power/energy Company	57.3	(12.7)
Large chemical related producer of synthetic products	64.7	(12.6)
Major US homebuilder	23.3	(12.5)
Notes secured by leases on a pool of aircraft	45.7	(12.4)
Large US regulated utility	147.7	(12.4)
Large Mexican copper producer	36.4	(11.7)
Secured financings to large US airline	24.9	(11.6)
Joint venture of two large US chemical companies	66.8	(11.2)
Mid size US multi-line insurance company	21.2	(10.8)
US regulated energy and communications holding company	35.3	(10.7)
Finance subsidiary of US paper/wood products manufacturer	207.1	(10.4
U.K. pump storage facility	69.2	(10.[illegible]
Argentinean oil company with US based flows	30.4	(10.[illegible]
Total	$2,660.0	$(825[illegible]

A major driver in the valuation of the fixed income portfolio at December 31, 2002 is the recent reduction in traded or quoted bond prices across most industries, especially in the below investment grade categories where, in the current environment, bond market investors are very risk averse and have severely penalized issues where there is any uncertainty. This effect was most pronounced in the reduction in the traded or quoted prices of the bonds of many energy companies with merchant exposure. In the third quarter, the rating agencies downgraded a number of companies that have exposure to the merchant energy sector. These downgrades in turn created liquidity issues for a few companies and uncertainty at many others. This market sentiment, which we believe to be temporary, has led to significant reductions in the prices of virtually every energy company that has any merchant exposure, including some in our portfolio and 15 on the list above. We believe many of these issuers are taking the right steps to strengthen their balance sheets through a combination of actions such as reducing capital expenditures, scaling back trading operations, reducing dividends, and issuing equity. All of the above securities have undergone thorough analysis by our investment professionals, and at this time we believe that the borrowers have the financial capacity to make all req contractual payments on the notes when due, and we intend to hold tl securities until they either mature or recover in value.

Mortgage Loans. As of December 31, 2002 and 2001, the Company h mortgage loans with a carrying value of $11.8 billion and $11.0 billion, inclu ing $2.6 billion and $2.5 billion respectively, of agricultural loans at each perio end and $9.2 billion and $8.5 billion, respectively, of commercial loans Impaired loans comprised 1.2% of the mortgage portfolio at December 31, 2002. The Company's average historical impaired loan percentage during the period of 1997 through 2002 is 1.4%. This historical percentage is higher than the current 1.2% because the historical percentage includes some remaining problem assets of the 1990's real estate downturn, some of which are still held. Maritime Life managed $1.5 billion and $1.3 billion, respectively, of which $0.7 billion and $0.6 billion, respectively, were government-insured by the Canada Mortgage and Housing Corporation.

The following table shows the Company's agricultural mortgage loan portfolio by its three major sectors: agri-business, timber and production agriculture.

As of December 31,	2002			2001		
	Amortized Cost	Carrying Value	% of Total Carrying Value	Amortized Cost	Carrying Value	% of Total Carrying Value
(in millions)						
Agri-business	$1,528.0	$1,522.0	57.8%	$1,480.6	$1,429.4	57.8%
Timber	1,091.5	1,087.8	41.3%	1,017.5	1,009.5	40.8
Production agriculture	25.3	25.2	0.9%	34.1	33.8	1.4
Total	$2,644.8	$2,635.0	100.0%	$2,532.2	$2,472.7	100.0%

The following table shows the distribution of our mortgage loan portfolio by property type as of the dates indicated. Our commercial mortgage loan portfolio consists primarily of non-recourse fixed-rate mortgages on existing, well-leased commercial properties.

As of December 31,	Carrying Value 2002	% of Total	Carrying Value 2001	% of Total
(in millions)				
Apartment	$ 2,063.4	17.5%	$ 2,308.2	21.0%
Office Buildings	2,974.6	25.2	2,744.9	25.0
Retail	1,986.1	16.8	1,621.0	14.6
Agricultural	2,635.0	22.3	2,472.7	22.5
Industrial	1,085.8	9.2	962.0	8.8
Hotels	481.1	4.1	464.0	4.2
Multi-Family	40.4	0.3	60.8	0.6
Mixed Use	155.2	1.3	107.2	1.0
Other	384.1	3.3	252.4	2.3
Total	$11,805.7	100.0%	$10,993.2	100.0%

The following table shows the distribution of our mortgage loan portfolio by geographical region, as defined by the American Council of Life Insurers (ACLI).

Mortgage Loans – By ACLI Region

As of December 31,	Number of Loans 2002	Carrying Value 2002	% of Total	Carrying Value 2001	% of Total
(in millions)					
East North Central	141	$ 1,102.0	9.3%	$ 1,061.7	9.7%
East South Central	38	430.9	3.6	457.7	4.2
Middle Atlantic	112	1,447.4	12.3	1,478.2	13.4
Mountain	94	492.2	4.2	414.3	3.8
New England	104	795.2	6.7	884.8	8.0
Pacific	259	2,139.2	18.1	1,799.5	16.4
South Atlantic	193	2,230.2	18.9	2,082.3	18.9
West North Central	70	450.5	3.8	382.0	3.5
West South Central	133	954.3	8.1	900.2	8.2
Canada	918	1,763.8	15.0	1,532.5	13.9
Total	2,062	$11,805.7	100.0%	$10,993.2	100.0%

removed over the past several years. This company is a leader in this industry and thus has been able to weather the downturn. As the industry recovers due to the reduction of capacity, so should the value of these bonds.

- $11.3 million on a large copper producer based in Mexico. This company has suffered from the cyclical downturn in copper prices over the past two years and due to insufficient capital expenditures to keep its costs competitive. The company's owners have addressed the latter issue by recently injecting fresh capital into the company to improve the efficiency of its operations. The expected improvement in copper prices due to the improving US economy will also help the company and hence the bond price.

- $11.7 million on a North American chemical producer that has suffered through the cyclical downturn in chemical prices and thus has violated financial covenants. The lenders have worked with the company to restructure these covenants. The company has sufficient liquidity to weather this downturn and return to profitability as prices recover. A recent comprehensive business assessment of the company performed by an outside consultant valued the company at twice its outstanding debt.

- $3.5 million on a producer of coke, an input to the steel making process. This company produces coke almost exclusively for one plant of a steel company that filed for bankruptcy in 2002 and the resulting uncertainty drove down the bond's price. The plant this company supplies, however, is a top quartile producer and hence has continued to operate. Therefore our borrower has continued to be paid. Based on its contract with this low cost steel plant, we expect our borrower to continue to perform and our bonds to recover as the owner of the plant restructures its debts and emerges from bankruptcy.

The Company believes that after its comprehensive review of each borrower's ability to meet the obligations of the notes, and based on information available at this time, these securities will continue to pay as scheduled, and the Company has the ability and the intent to hold these securities until they recover in value or mature. The scheduled maturity dates for securities in an unrealized loss position at December 31, 2002 is shown below.

Unrealized Losses on Fixed Maturity Securities – By Maturity

December 31, 2002	Carrying Value of Securities with Gross Unrealized Loss	Gross Unrealized Loss
(in millions)		
Due in one year or less	$ 586.8	$ (37.9)
Due after one year through five years	2,574.9	(273.2)
Due after five years through ten years	2,573.1	(429.9)
Due after ten years	3,691.0	(449.7)
	9,425.8	(1,190.7)
Asset-backed and mortgage-backed securities	1,720.7	(278.5)
Total	$11,146.5	$(1,469.2)

As of December 31, 2002 we had 86 securities representing 40 credit exposures that had an unrealized loss of $10 million or more. They include:

Description of Issuer	Amortized Cost	Unrealized Loss
(in millions)		
Large US Based merchant energy generator	$ 99.6	$ (47.3)
Unregulated energy generator and supplier	128.3	(47.2)
Notes secured by leases on a pool of aircraft	79.4	(43.9)
US power generator with multiple plants	113.3	(38.5)
Venezuelan oil company with US dollar based flows	158.3	(37.5)
US based agricultural cooperative	58.0	(32.7)
Lease financing with US fossil fuel power generator	71.6	(29.4)
Argentinean trust holding rights to oil and gas royalty	44.0	(28.6)
US merchant energy generator	72.0	(27.8)
Joint venture with a Venezuelan oil company	41.3	(27.4)
US natural gas fired power generator	84.8	(26.2)
Notes secured by leases on a pool of aircraft	77.6	(25.5)
Notes secured by leases on a pool of aircraft	35.2	(22.7)
Joint venture with a Venezuelan oil company and two large US oil companies	56.7	(21.5)
Joint venture with a large Venezuelan oil company and a US oil company	62.3	(21.2)
Large US electric utility holding company	60.1	(20.5)
Franchise loan backed transaction	43.3	(19.7)
Joint venture in three US gas fired cogeneration power plants	50.9	(19.4)
Large integrated energy company	91.5	(18.8)
Holding company of large US integrated power generator	81.0	(17.1)
Secured financings with a large US airline	66.9	(16.6)
Private toll road and bridge operator in US	43.6	(16.6)
US integrated producer of petrochemicals and related products	65.9	(15.3)
Major independent power and merchant energy generator	30.5	(14.7)
Financing of a restructured power contract with a major US utility	39.5	(14.4)
Norwegian subsidiary of US oil field service company	28.8	(13.1)
US telecommunications company	45.6	(12.8)
Financing of multiple offshore power projects by US power/energy Company	57.3	(12.7)
Large chemical related producer of synthetic products	64.7	(12.6)
Major US homebuilder	23.3	(12.5)
Notes secured by leases on a pool of aircraft	45.7	(12.4)
Large US regulated utility	147.7	(12.4)
Large Mexican copper producer	36.4	(11.7)
Secured financings to large US airline	24.9	(11.6)
Joint venture of two large US chemical companies	66.8	(11.2)
Mid size US multi-line insurance company	21.2	(10.8)
US regulated energy and communications holding company	35.3	(10.7)
Finance subsidiary of US paper/wood products manufacturer	207.1	(10.4)
U.K. pump storage facility	69.2	(10.2)
Argentinean oil company with US based flows	30.4	(10.1)
Total	$2,660.0	$(825.7)

A major driver in the valuation of the fixed income portfolio at December 31, 2002 is the recent reduction in traded or quoted bond prices across most industries, especially in the below investment grade categories where, in the current environment, bond market investors are very risk averse and have severely penalized issues where there is any uncertainty. This effect was most pronounced in the reduction in the traded or quoted prices of the bonds of many energy companies with merchant exposure. In the third quarter, the rating agencies downgraded a number of companies that have exposure to the merchant energy sector. These downgrades in turn created liquidity issues for a few companies and uncertainty at many others. This market sentiment, which we believe to be temporary, has led to significant reductions in the prices of virtually every energy company that has any merchant exposure, including some in our portfolio and 15 on the list above. We believe many of these issuers are taking the right steps to strengthen their balance sheets through a combination of actions such as reducing capital expenditures, scaling back trading operations, reducing dividends, and issuing equity. All of the above securities have undergone thorough analysis by our investment professionals, and at this time we believe that the borrowers have the financial capacity to make all required contractual payments on the notes when due, and we intend to hold these securities until they either mature or recover in value.

Mortgage Loans. As of December 31, 2002 and 2001, the Company held mortgage loans with a carrying value of $11.8 billion and $11.0 billion, including $2.6 billion and $2.5 billion respectively, of agricultural loans at each period end and $9.2 billion and $8.5 billion, respectively, of commercial loans. Impaired loans comprised 1.2% of the mortgage portfolio at December 31, 2002. The Company's average historical impaired loan percentage during the period of 1997 through 2002 is 1.4%. This historical percentage is higher than the current 1.2% because the historical percentage includes some remaining problem assets of the 1990's real estate downturn, some of which are still held. Maritime Life managed $1.5 billion and $1.3 billion, respectively, of which $0.7 billion and $0.6 billion, respectively, were government-insured by the Canada Mortgage and Housing Corporation.

The following table shows the Company's agricultural mortgage loan portfolio by its three major sectors: agri-business, timber and production agriculture.

As of December 31,	2002			2001		
	Amortized Cost	Carrying Value	% of Total Carrying Value	Amortized Cost	Carrying Value	% of Total Carrying Value
(in millions)						
Agri-business	$1,528.0	$1,522.0	57.8%	$1,480.6	$1,429.4	57.8%
Timber	1,091.5	1,087.8	41.3%	1,017.5	1,009.5	40.8
Production agriculture	25.3	25.2	0.9%	34.1	33.8	1.4
Total	$2,644.8	$2,635.0	100.0%	$2,532.2	$2,472.7	100.0%

The following table shows the distribution of our mortgage loan portfolio by property type as of the dates indicated. Our commercial mortgage loan portfolio consists primarily of non-recourse fixed-rate mortgages on existing, well-leased commercial properties.

	Carrying Value	% of Total	Carrying Value	% of Total
As of December 31,	2002		2001	
(in millions)				
Apartment	$ 2,063.4	17.5%	$ 2,308.2	21.0%
Office Buildings	2,974.6	25.2	2,744.9	25.0
Retail	1,986.1	16.8	1,621.0	14.6
Agricultural	2,635.0	22.3	2,472.7	22.5
Industrial	1,085.8	9.2	962.0	8.8
Hotels	481.1	4.1	464.0	4.2
Multi-Family	40.4	0.3	60.8	0.6
Mixed Use	155.2	1.3	107.2	1.0
Other	384.1	3.3	252.4	2.3
Total	$11,805.7	100.0%	$10,993.2	100.0%

The following table shows the distribution of our mortgage loan portfolio by geographical region, as defined by the American Council of Life Insurers (ACLI).

Mortgage Loans – By ACLI Region

	Number of Loans	Carrying Value	% of Total	Carrying Value	% of Total
As of December 31,	2002			2001	
(in millions)					
East North Central	141	$ 1,102.0	9.3%	$ 1,061.7	9.7%
East South Central	38	430.9	3.6	457.7	4.2
Middle Atlantic	112	1,447.4	12.3	1,478.2	13.4
Mountain	94	492.2	4.2	414.3	3.8
New England	104	795.2	6.7	884.8	8.0
Pacific	259	2,139.2	18.1	1,799.5	16.4
South Atlantic	193	2,230.2	18.9	2,082.3	18.9
West North Central	70	450.5	3.8	382.0	3.5
West South Central	133	954.3	8.1	900.2	8.2
Canada	918	1,763.8	15.0	1,532.5	13.9
Total	2,062	$11,805.7	100.0%	$10,993.2	100.0%

Mortgage Loan Comparisons

	Carrying Value	% of Total Mortgage Loans [1]	Carrying Value	% of Total Mortgage Loans [1]
	As of December 31, 2002		As of December 31, 2001	
(in millions)				
Delinquent, not in foreclosure	$ 8.1	0.1%	$ 34.4	0.3%
Delinquent, in foreclosure	44.4	0.4	14.2	0.1
Restructured	54.8	0.5	285.4	2.6
Subtotal	107.3	1.0	334.0	3.0
Loans foreclosed during period	26.0	0.2	5.0	0.1
Total	$133.3	1.2%	$339.0	3.1%

(1) As of December 31, 2002 and December 31, 2001 the Company held mortgage loans with a carrying value of $11.8 billion and $11.0 billion, respectively.

The table above shows the carrying values of our mortgage loan portfolio that are delinquent but not in foreclosure, delinquent and in foreclosure, restructured and foreclosed. The table also shows the respective ratios of these items to the total carrying value of our mortgage loan portfolio. Mortgage loans are classified as delinquent when they are 60 days or more past due as to the payment of interest or principal. Mortgage loans are classified as restructured when they are in good standing, but the basic terms, such as interest rate or maturity date, have been modified as a result of a prior actual delinquency or an imminent delinquency. All foreclosure decisions are based on a thorough assessment of the property's quality and location and market conditions. The decision may also reflect a plan to invest additional capital in a property to make tenant improvements or renovations to secure a higher resale value at a later date. Following foreclosure, we rely on our real estate investment group's ability to manage foreclosed real estate for eventual return to investment real estate status or outright sale.

The allowance for losses on mortgage loans on real estate and real estate to be disposed of is maintained at a level that is adequate enough to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on past experience, known and inherent risks, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying security, the general composition of the portfolio, current economic conditions and other factors. This evaluation is inherently subjective and is susceptible to significant changes and no assurance can be given that the allowances taken will in fact be adequate to cover all losses or that additional valuation allowances or asset write-downs will not be required in the future. The balance of the valuation allowance for mortgages and real estate as of December 31, 2002 is $64.8 million.

Investment Results.

Net Investment Income. The following table summarizes the Company's investment results for the periods indicated:

For the Years Ended December 31	2002		2001		2000 [1]	
	Yield	Amount	Yield	Amount	Yield	Amount
(in millions)						
General account assets – excluding policy loans						
Gross income	6.63%	$ 4,043.0	7.60%	$ 4,069.4	8.27%	$ 4,013.7
Ending invested assets [2] – excluding policy loans		65,030.9		56,986.6		50,252.4
Policy loans						
Gross income	6.09%	125.1	6.23%	123.9	6.07%	118.6
Ending assets		2,097.2		2,008.2		1,969.2
Total gross income	6.61%	4,168.1	7.55%	4,193.3	8.19%	4,132.3
Less: investment expenses		(234.0)		(248.4)		(267.5)
Net investment income	6.24%	$ 3,934.1	7.09%	$ 3,944.9	7.66%	$ 3,864.8

(1) 2000's results have been reclassified to conform with 2002 and 2001's presentation due to a reclassification of investment returns related to equity indexed universal life insurance policies sold through Maritime Life, from net investment income to benefits to policyholders.

(2) Cash and cash equivalents are included in invested assets in the table above for the purposes of calculating yields on income producing assets for the Company.

Net investment income decreased $10.8 million from the prior year. The decrease was primarily the result of lower yields, partially offset by asset growth and lower investment expenses. Overall, the 2002 yield, net of investment expenses, on the general account portfolio decreased to 6.24% from 7.09% in the prior year. The lower portfolio yield was driven primarily by the sharp drop in short-term interest rates during the year, which impacts floating rate investments, and lower yields on investment acquisitions. The change in yields was impacted by the following drivers:

- As of December 31, 2002, the Company's asset portfolio had approximately $12 billion of floating-rate exposure (primarily LIBOR). This compares to $8.9 billion of exposure as of December 31, 2001. This exposure was created mostly through interest rate swaps designed to match our floating-rate liability portfolio. As of December 31, 2002, approximately 90% of this exposure, excluding cash and short-term investments, was directly offset by exposure to floating-rate liabilities. Most of the remaining 10% of exposure is in floating rate assets acquired for their relative value and is accounted for in the portfolio's interest rate risk management plan. As a result of the drop in short term rates over the year, as well as the increase in exposure, this floating-rate exposure reduced the portfolio yield by 60 basis points in 2002 compared to the prior year.

- Certain of our tax-preferenced investments (lease residual management and affordable housing limited partnerships) dilute the Company's net portfolio yield on a pre-tax basis. In 2002, this dilutive effect was 10 basis points, compared to 8 basis points in 2001. However, adjusting for taxes, these investments increased the Company's net income by $7.9 million in 2002 relative to 2001.
- Due to the late timing of the transaction, the previously described acquisition of the Allmerica fixed universal life insurance business in December 2002, resulted in a $0.5 billion invested asset increase, which reduced 2002 net investment income yields by 3 basis points. The assets related to the transaction were recorded on the last day of the year. Consequently, no investment income was earned by the Company in 2002 on these assets.
- The inflow of new cash for the twelve-month period ending December 31, 2002 was invested at rates that were below the portfolio rate. In addition, maturing assets rolling over into new investments at rates less favorable than those available in 2001 also contributed to the decline in yields.

Partially offsetting the effects of these decreases to yields on investments was an increase in invested assets and a reduction in investment expenses. In 2002, weighted-average invested assets grew $7,453.2 million, or 13.4%, from the prior year. In addition, investment expenses were reduced $14.4 million in 2002 compared to the prior year. Also included are reductions in corporate complex expenses and in depreciation expenses associated with the planned sale of the Company's home office real estate.

Net Realized Investment and Other Gain/(Loss). The following table shows the Company's net realized investment and other gains (losses) by asset class for the periods presented:

For the Year Ended December 31, 2002	Impairment	Gross Gain on Disposal	Gross Loss on Disposal	Hedging Adjustments	Net Realized Investment and Other Gain/(Loss)
(in millions)					
Fixed maturity securities	$(582.5)	$191.4	$(119.2)	$(142.6)	$(652.9)
Equity securities	(30.8)	153.9	(28.9)	—	94.2
Mortgage loans on real estate	—	55.8	(1.2)	(35.9)	18.7
Real estate	—	13.0	(39.0)	—	(26.0)
Other invested assets	(61.9)	10.7	(13.0)	—	(64.2)
Derivatives	—	63.8	—	41.9	105.7
Subtotal	$(675.2)	$488.6	$(201.3)	$(136.6)	$(524.5)
Amortization adjustment for deferred policy acquisition costs					34.6
Amounts credited to participating pension contractholders					23.3
Amounts credited to the policyholder dividend obligation					11.9
Total					$(454.7)

For the Year Ended December 31, 2001	Impairment	Gross Gain on Disposal	Gross Loss on Disposal	Hedging Adjustments	Net Realized Investment and Other Gain/(Loss)
Fixed maturity securities	$(399.0)	$186.7	$(110.9)	$ (70.4)	$(393.6)
Equity securities	(59.3)	276.9	(53.0)	—	164.6
Mortgage loans on real estate	—	32.7	(48.6)	(6.4)	(22.3)
Real estate	—	8.1	(56.3)	—	(48.2)
Other invested assets	(58.0)	23.8	(53.3)	—	(87.5)
Derivatives	—	—	—	136.8	136.8
Subtotal	$(516.3)	$528.2	$(322.1)	$ 60.0	$(250.2)
Amortization adjustment for deferred policy acquisition costs					26.4
Amounts credited to participating pension contractholders					(42.3)
Amounts credited to the policyholder dividend obligation					17.0
Total					$(249.1)

The hedging adjustments in the fixed maturities and mortgage loans asset classes are non-cash adjustments representing the amortization or reversal of prior fair value adjustments on assets in those classes that were or are designated as hedged items in fair value hedging relationships. The hedging adjustments on the derivatives represent non-cash adjustments on derivative instruments and on assets and liabilities designated as hedged items reflecting the change in fair value of those items. The hedging adjustments of all asset classes represent temporary gains or losses caused primarily by interest rate movements that will reverse over time as the derivatives or assets mature.

In 2002 we realized $156.8 million of losses upon disposal of bonds. $37.6 million of this is due to the write-off of hedging adjustments on these bonds and the remaining $119.2 million from the actual loss on the sale. These hedging adjustments are solely related to changes in interest rates. We generally intend to hold securities in unrealized loss positions until they recover. However, we do sell bonds to manage the portfolio for a variety of reasons, including managing interest rate risk, managing maximum credit exposures by rating, and in order to maximize our risk adjusted returns. Sales generate both gains and losses. Gross gains in 2002 exceeded gross losses. Excluding the aforementioned hedging adjustments, we realized $191.4 million of gains in 2002.

Of the $119.2 million of realized losses, $85.1 million arose from the sale of securities with $1 million or more of realized loss. $25.7 million was related to a claim received on February 24, 2003 related to a prior year disposal and $21.7 million came from a bond that defaulted rather abruptly due to specific issues related to classification of expense and possible fraud, going from investment grade to default. Had the bond not been immediately sold, it would have been impaired. The next largest realized loss, $7.5 million, was on US Treasury sales. We use Treasuries to hedge interest rate risk and this loss was simply due to changes in interest rates. We realized a $5.5 million loss on the sale of a utility bond after a rating downgrade caused our position in the utility sector to exceed our maximum guidelines. $4.2 million and $1.5 million of losses on 2 bonds resulted from the sale of holding company bonds and purchase of operating company bonds in the same credit family. These "swaps" were done to maximize relative value as we improved our credit standing for a modest yield give-up.

The Company has a process in place to identify securities that could potentially have an impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

At the end of each quarter, our Investment Review Committee reviews all securities where market value is less than ninety percent of amortized cost for three months or more to determine whether impairments need to be taken. This committee includes the head of workouts, the head of each industry team, the head of portfolio management, and the chief investment officer. The analysis focuses on each company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below cost. The results of this analysis are reviewed by both our external auditors and the Life Company's Committee of Finance, a subcommittee of the Life Company's Board of Directors, quarterly. This quarterly process includes a fresh assessment of the credit quality of each investment in the entire fixed maturities portfolio.

The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value would be charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other than temporary. These risks and uncertainties include (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) information, or fraudulent financial statements, could be provided to our investment professionals who determine the fair value estimates and other than temporary impairments, and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

As disclosed in our discussion of the Results of Operations in this MD&A, the Company recorded losses due to other than temporary impairments of fixed maturity securities for the year ended December 31, 2002 of $620.7 million (including impairment losses of $582.5 million and $38.2 million of previously recognized gains where the bond was part of a hedging relationship). The following list shows the largest losses recognized during the year, the related circumstances giving rise to the loss and a discussion of how those circumstances impacted other material investments held. Unless noted otherwise, all of the items shown are impairments of securities held at December 31, 2002.

- $113.2 million (including an impairment loss of $99.4 million and $13.8 million in previously recognized gains where the bonds were part of a hedging relationship) on fixed maturity securities relating to a national airline that faced heavy operating losses due to the economic downturn, a high cost structure, and competition from low-cost carriers. This national airline filed for Chapter 11 bankruptcy protection. We also have $88.9 million in Enhanced Equipment Trust Certificates (EETC) investments with this national airline on which we do not anticipate a loss due to very low initial loan-to-values and the attractiveness of the underlying aircraft.
- $56.1 million on a large energy company that filed for Chapter 11 bankruptcy protection in late 2001. $47.6 million is on redeemable preferred stock secured by equity investments in energy storage and transportation assets in Latin America, predominantly Argentina. Continued economic weakness and devaluation of the Argentina Peso suggested the value of the investments securing the Company's redeemable preferred stock has dropped significantly. Consequently, we impaired the redeemable preferred stock investments and have now assigned no value to these assets. The remaining $8.5 million is for a bond issuer affiliated with this large energy company.
- $33.5 million (including an impairment loss of $31.7 million and $1.8 million in previously recognized gains where the bonds were part of a hedging relationship) on fixed maturity securities for a unregulated power and pipeline energy company. The unregulated power and pipeline energy company's problems stem from a decline in profits in its merchant energy business plus the high debt leverage from a plant construction program. We also took a $5.1 million impairment loss on a secured loan to a subsidiary of this company. The oversupply of power in the market is generally hurting all utilities as previously described in our investment sector analysis.
- $31.6 million of fixed maturity investments of U.K. based projects providing power and other essential services to an industrial complex. The projects suffered from a combination of high leverage and excess capacity in the U.K. power market. We have two other loans with a total carrying value of $99.2 million to companies participating in the U.K. power market. $59.0 million is

backed by a U.K. pump storage facility investment where debt service coverages have been reduced by the weak environment for power in the U.K., but we continue to anticipate positive debt service coverages for this investment. $40.2 million is a loan to the owner of a U.K. regional electric company. Regional electric companies have monopolies to distribute and supply power to their regions and hence are less affected by the over supply of power.

- $48.0 million (including an impairment loss of $41.6 million and $6.4 million in previously recognized gains where the fixed maturities were part of a hedging relationship) on secured financings backed by an airline, or its subsidiaries that filed for Chapter 11 bankruptcy protection during the third quarter. With the bankruptcy filing, the airline had the right to affirm or reject certain leases on aircraft, which underlie these collaterized structured financing investments. We have resolved most of the lease terms, including rates, but continue to negotiate new lease rates on any aircraft leases that were rejected and have written down these loans to fair value based on the appraised value of the underlying aircraft. We have $85.9 million of other secured investments with this airline that are guaranteed by AA or higher rated guarantors and $33.5 million rated investment grade that are not guaranteed. Finally, we have $22 million in equity leveraged leases that were affirmed. Hence, we expect no payment defaults and no loss on these investments.
- $45.5 million on securities issued by the holding company of a large domestic power producer that was downgraded to below investment grade status in July due to liquidity concerns. We also hold senior debt of $61.0 million at various projects of subsidiaries of this holding company that is supported by the cash flows of those projects and does not depend on the financial support of the parent. The oversupply of power in the market is generally hurting all utilities as previously described in our investment sector analysis.
- $35.3 million on issuers affiliated with the Argentina government and other investments in that country, due to the continued political and economic difficulties of that country. We hold a number of other investments in Argentina that we expect to collect according to the original terms of the agreements. They consist of mainly oil and gas investments dependent upon U.S. dollar based cash flows. We intend to hold these until they recover or mature.
- $33.8 million on securities issued by a large telecommunications company that filed for bankruptcy in July. $22.0 million of this amount was the loss on sale of holdings that were sold in response to the issuer losing its investment grade rating. While the issuer had specific issues related to classification of expenses and possible fraud, the telecommunications industry in general is under extreme pressure. Our exposure in this sector has typically been limited to large investment grade names with solid assets backing the investments. We continue to carefully monitor developments within the sector.
- $28.3 million on fixed maturity securities relating to an oil field service company. This oil field service company's problems stem from a combination of excess industry capacity and high leverage. We do hold another $33.5 million investment in this Company which is secured and, based on that security, is expected to continue its scheduled payments.
- $19.2 million on redeemable preferred stock of a technology based manufacturer of engineering products with a tight liquidity position. The circumstances of this impairment has no impact on other investments.
- $19.0 million on securities of an Australian power project that failed to produce the benefits expected from the deregulation of that country's power industry. The circumstances of this impairment has no impact on other investments.
- $24.8 million on redeemable preferred stock of a large domestic farm cooperative due to the cyclical nature of the business and a heavy debt load. The circumstances of this impairment has no impact on other investments.
- $13.6 million on securities of a diversified producer of single-use, specialty medical products. This diversified producer of single-use, specialty medical products' cash flow deteriorated significantly due to increased competition and the loss of a major customer. The circumstances of this impaired investment has no impact on other investments.
- $9.9 million on subordinated private placement securities funding a toll road between the US and Mexico. We also hold $27.0 million of senior securities in this project. The regulatory authorities are working on the sale of this toll road which we expect to result in the full recovery of these senior bonds.
- $16.9 million on securities issued by a Mexican producer of corrugated boxes and newsprint. During the 1990's this company grew by acquisitions financed with debt. Today this company suffers from high leverage and low prices for newsprint and containerboard. The circumstances of this impairment has no impact on other investments.

The Company recorded losses due to other than temporary impairments of CDO equity investments of $61.9 million. Default rates on high yield bonds (as reported by Moody's) in 2002 were well above the average of the prior 20 years of 2.9%. Equity in these CDOs take the first loss risk in a pool of high yield debt and hence underperform in a high yield default environment. These impairments were recognized using the guidance in EITF 99-20. We have a total remaining carrying value of $48.7 million of CDO equity as of December 31, 2002, which is currently supported by expected cash flows.

The Company also recognized losses on other than temporary impairments of common stock of $30.8 million as the result of market values falling below cost for more than six months, and loss on disposal of $39.0 million on real estate as the declining real estate market impacts some of our foreclosed properties held for sale. Offsetting these losses were $191.4 million of gains on disposal of fixed maturities resulting primarily from gains on sale and fee income from the early repayment by the borrower of private placement securities, gains of $153.9 million on the sale of equity securities as part of our overall investment strategy of using equity gains to minimize credit losses in the long term and gains of $55.8 million on the disposal of mortgage loans resulting primarily from prepayments.

Receivable from Allmerica Financial Corporation

As of December 31, 2002 the Company acquired the fixed universal life insurance business of Allmerica Financial Corporation (Allmerica). The result of this reinsurance agreement was the obligation of Allmerica to transfer $471.1 million in financial assets and the rights and obligations to approximately 48,000 fixed universal life insurance policies to the Company. The obligation to transfer these assets was created at the signing of the agreement on December 31, 2002 therefore the receivable was recorded at an estimated balance. The $471.1 million premium receivable at December 31, 2002 has been offset by fixed maturity securities at a carrying value of $470.3 million and $0.8 million in cash and cash equivalents and $75.6 million in policy loans have also been recorded as of December 31, 2002.

Fixed Maturity Securities – By Industry Classification Included In Allmerica Receivable

	As of December 31, 2002 Total Carrying Value
(in millions)	
Corporate securities:	
Banking and finance	$ 23.1
Communications	57.4
Manufacturing	55.7
Oil & gas	23.0
Services / trade	75.0
Transportation	11.1
Total Corporate Securities	245.3
Asset-backed and mortgage-backed securities	225.0
Total	$470.3

Fixed Maturity Securities – By Credit Quality Included In Allmerica Receivable

SVO Rating	S&P Equivalent Designation	Carrying Value	% of Total
As of December 31,		2002	
(in millions)			
1	AAA/AA/A	$300.9	64.0%
2	BBB	169.4	36.0
3	BB	–	–
4	B	–	–
5	CCC and lower	–	–
6	In or near default	–	–
Total		$470.3	100.0%

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the immediate needs to facilitate business operations. John Hancock Financial Services, Inc. (the Company) is an insurance holding company. The assets of the Company consist primarily of the outstanding capital stock of the Life Company, John Hancock Canadian Holdings Limited (Maritime Life's parent) and investments in other international subsidiaries. The Company's cash flow primarily consists of dividends from its operating subsidiaries and proceeds from the Company's debt offerings (see Note 7 – Debt and Line of Credit) offset by expenses, shareholder dividends and stock repurchases. As a holding company, the Company's ability to meet its cash requirements, including, but not limited to, paying interest on any debt, paying expenses related to its affairs, paying dividends on its common stock and repurchasing the Company's common stock pursuant to the board of director's approved plan, substantially depends upon dividends from its operating subsidiaries.

State insurance laws generally restrict the ability of insurance companies to pay cash dividends in excess of prescribed limitations without prior approval. The Life Company's limit is the greater of 10% of the statutory surplus or the prior calendar year's statutory net gain from operations of the Life Company. The ability of the Life Company, JHFS' primary operating subsidiary, to pay shareholder dividends is and will continue to be subject to restrictions set forth in the insurance laws and regulations of Massachusetts, its domiciliary state. The Massachusetts insurance law limits how and when the Life Company can pay shareholder dividends. The Life Company, in the future, could also be viewed as being commercially domiciled in New York. If so, dividend payments may also be subject to New York's holding company act as well as Massachusetts law. JHFS currently does not expect such regulatory requirements to impair its ability to meet its liquidity and capital needs. However, JHFS can give no assurance it will declare or pay dividends on a regular basis.

In February and May 2002, the Commissioner of Insurance for the Commonwealth of Massachusetts approved, and the Life Company paid, dividends to JHFS in the amount of $11.0 million and $100.0 million, respectively. None of these dividends was classified as extraordinary by state regulators. Both dividend payments were cash transfers. The funds from the dividends, together with the net proceeds of the Company's 2000 stock offering, were principally used to repurchase JHFS common stock and pay $92.2 million in dividends to JHFS common shareholders. JHFS paid a dividend on its common stock of $0.32 per share on December 11, 2002 to shareholders of record as of November 18, 2002.

Sources of cash for the Company's insurance subsidiaries are from premiums, deposits and charges on policies and contracts, investment income, maturing investments, and proceeds from sales of investment assets. Our liquidity requirements relate principally to the liabilities associated with various insurance, annuity, and structured investment products, and to the funding of investments in new products, processes, and technology and general operating expenses. Product liabilities include the payment of benefits under insurance, annuity and structured investment products and the payment of policy surrenders, withdrawals and policy loans. The Company periodically adjusts its investment policy to respond to changes in short-term and long-term cash requirements and provide adequate funds to pay benefits without forced sales of investments.

The liquidity of our insurance operations is also related to the overall quality of our investments. As of December 31, 2002, $41,743.2 million, or 88.8% of the fixed maturity securities held by us and rated by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. (S&P) or the National Association of Insurance Commissioners were rated investment grade (BBB- or higher by S&P, Baa3 or higher for Moody's, or 1 or 2 by the National Association of Insurance Commissioners). The remaining $5,261.9 million, or 11.2% of fixed maturity investments, were rated non-investment grade. For additional discussion of our investment portfolio see the General Account Investments section of this Management's Discussion and Analysis of Financial Condition and Results of Segment Operations.

We employ an asset/liability management approach tailored to the specific requirements of each of our product lines. Each product line has an investment strategy based on the specific characteristics of the liabilities in the product line. As part of this approach, we develop investment policies and operating guidelines for each portfolio based upon the return objectives, risk tolerance, liquidity, and tax and regulatory requirements of the underlying products and business segments.

Net cash provided by operating activities was $2,561.1 million, $2,633.8 million, and $2,042.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Cash flows from operating activities are affected by the timing of premiums received, fees received and investment income. The $72.7 decrease in 2002 compared to 2001 resulted primarily from a $422.5 million decrease in premiums received and a $129.0 million increase in expenses offset by a $153.5 million decrease in benefits paid, and a $143.3 million increase in net investment income received. The increase in 2001 compared to 2000 resulted primarily from an increase in premiums received and investment income.

Net cash used in investing activities was $6,714.1 million, $6,782.9 million, and $1,809.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. Changes in the cash provided by investing activities primarily relate to the management of the Company's investment portfolios and the investment of excess capital generated by operating and financing activities. The decrease in net cash used in 2002 as compared to 2001 resulted from a $12.8 billion decrease in acquisitions of fixed maturities offset by a $11.4 billion decrease in sales, maturities and redemptions of fixed maturity securities in 2002 compared to the prior year. The decrease was offset by increased net purchases of mortgages and short-term investment over prior year. The increase in cash used in 2001 as compared to 2000 resulted primarily from a larger increase in acquisitions of fixed maturities during the year ended December 31, 2001 than their sales, maturities and redemptions as compared to the prior year period.

Net cash provided by financing activities was $4,029.9 million, $2,182.8 million and $1,229.3 for the years ended December 31, 2002, 2001 and 2000, respectively. Changes in cash provided by financing activities primarily relate to the issuance of equity securities or debt, borrowings or re-payments of the company's debt, treasury stock activity and excess deposits or withdrawals under investment type contracts. The increase in 2002 as compared to 2001 resulted from a $1,589.9 million increase in deposits net of cash payments made on withdrawals of universal life insurance and investment-type contracts. Deposits on such universal life insurance and investment-type contracts exceeded withdrawals by $3,914.7 million and $2,324.8 million for the years ended December 31, 2002 and December 31, 2001, respectively. The Company's acquisitions of treasury stock decreased to $385.0 million in 2002 as compared to $580.4 million in 2001. The increase in 2001 compared to 2000 is attributed to an increase in universal life and investment-type contract deposits net of withdrawals and maturities and the Company's issuance of $776.0 million in long-term debt in 2001, including a medium-term bond issue for $500.0 million maturing in 2008. These increases were partially offset by the non-recurrence of the impact from the prior year IPO and the continuation of the treasury stock repurchase program.

On October 26, 2000, the Company announced that its Board of Directors authorized a stock repurchase program, with no termination date, under which the Company was authorized to purchase up to $500 million of its outstanding common stock. On August 6, 2001, the Company's board of directors authorized a $500 million increase to the stock repurchase program. On June 21, 2002, the Company's board of directors authorized a second increase of $500 million to the stock repurchase program, bringing the total amount authorized to be used to repurchase Company stock to $1.5 billion. Under the stock repurchase program, purchases have been and will be, made from time to time, depending on market conditions, business opportunities and other factors, in the open market or through privately negotiated transactions. Through December 31, 2002, the Company has repurchased 29.5 million shares with a total cost of $1,056.4 million, of which 11.0 million shares were repurchased in 2002 at a cost of $384.8 million. At December 31, 2002, the Company was not actively repurchasing its common stock but will continue to assess when it might resume repurchases of its common stock under the stock buyback program.

Cash flow requirements are also supported by a committed line of credit of $1.0 billion, through a syndication of banks including Fleet National Bank, JPMorgan Chase, Citicorp USA, Inc., The Bank of New York, The Bank of Nova Scotia, Fleet Securities, Inc. and JPMorgan Securities, Inc., and an effective shelf registration statement which initially provided for the issuance, from time to time, of up to $1 billion of the Company's debt and equity securities. The line of credit agreement provides for two facilities: one for $500 million pursuant to a 364-day commitment (renewed effective July 26, 2002) and a second multi-year facility for $500 million (renewable in 2005). The line of credit is available for general corporate purposes. The line of credit agreement contains various covenants, among these being that shareholders' equity meet certain requirements. To date, we have not borrowed any amounts under the line of credit. On November 29, 2001, JHFS sold, under the $1.0 billion shelf registration statement, $500.0 million in 7-year senior unsecured notes at a coupon of 5.625% with the proceeds used for general corporate purposes. The remaining capacity of the shelf registration is currently $500.0 million.

As of December 31, 2002, we had $1,685.4 million of principal and interest amounts of debt outstanding consisting of $498.8 million of medium-term bonds, $447.4 million of surplus notes, $251.2 million of Canadian debt, $238.6 million of other notes payable and $249.4 million in commercial paper. During 2002, the Company issued in aggregate $1.0 billion in commercial paper, of which $250.0 million was outstanding at December 31, 2002. The commercial paper program established at the Company has replaced the commercial paper program at its indirect subsidiary, John Hancock Capital Corporation.

A primary liquidity concern with respect to life insurance and annuity products is the risk of early policyholder and contractholder withdrawal. The following table summarizes our annuity policy reserves and deposit fund liabilities for the contractholder's ability to withdraw funds for the indicated periods:

As of December 31, (in millions)	Amount 2002	%	Amount 2001	%
Not subject to discretionary withdrawal provisions	$29,375.0	77.3%	$27,070.5	80.6%
Subject to discretionary withdrawal adjustment:				
With market value adjustment	343.1	0.9%	405.6	1.2
At contract value	2,542.1	6.7%	2,319.4	6.9
Subject to discretionary withdrawal at contract value less surrender charge	5,726.2	15.1%	3,784.8	11.3
Total annuity reserves and deposit funds liability	$37,986.4	100.0%	$33,580.3	100.0%

Individual life insurance policies are less susceptible to withdrawal than are individual annuity contracts because policyholders may incur surrender charges and undergo a new underwriting process in order to obtain a new insurance policy. Annuity benefits under group annuity contracts are generally not subject to early withdrawal. As indicated in the table above, there is a substantial percentage of annuity reserves and deposit fund liabilities that are not subject to withdrawal. As a matter of policy, we seek to include provisions limiting withdrawal rights from general account institutional structured investment products. These include GICs and funding agreements sold to plan sponsors where the contract prohibits the contractholder from making withdrawals other than on a scheduled maturity date. In addition, none of these obligations can be accelerated based on any change in the Company's credit rating.

Individual life insurance policies (other than term life insurance) increase in cash value over their lives. Policyholders have the right to borrow from us an amount generally up to the cash value of their policy at any time. As of December 31, 2002, we had approximately $18.6 billion in cash values in which policyholders have rights to policy loans. The majority of cash values eligible for policy loans are at variable interest rates, which are reset annually on the policy anniversary. Moreover, a portion of our fixed interest rate policy loans have features that provide for reduced crediting rates on the portion of cash values loaned. The amount of policy loans has remained consistent over the past three years, at approximately $2.1 billion, $1.6 billion of which are in the closed block at December 31, 2002.

The following tables summarize the Company's information about contractual obligations and other commercial commitments by due date and expiration date as of December 31, 2002. Contractual obligations of the Company are those obligations fixed by agreement as to dollar amount and date of payment. Other commercial commitments are those commitments entered into by the Company with known expiration dates. These obligations are inputs into the Company's asset liability management system described elsewhere in this document.

Contractual Obligations as of December 31, 2002

Payments due by period (In millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt	$ 1,685.4	$ 348.9	$ 47.8	$ 26.1	$ 1,262.6
Consumer notes	296.0	—	4.8	39.0	252.2
GIC's	7,496.0	1,672.4	2,903.2	1,306.6	1,613.8
Funding agreements	13,988.2	2,032.2	4,516.3	3,303.8	4,135.9
Institutional structured settlements	3,209.9	15.5	31.9	32.4	3,130.1
Annuity certain	12,405.6	661.7	1,438.2	1,128.9	9,176.8
Investment commitments	1,942.8	1,942.8	—	—	—
Other insurance liabilities	35.1	—	—	—	35.1
Operating lease obligations	273.1	34.3	54.0	73.9	110.9
Other long-term obligations	19.9	7.4	0.1	7.4	5.0
Total contractual cash obligations	$41,352.0	$6,715.2	$8,996.3	$5,918.1	$19,722.4

Other Commercial Commitments as of December 31, 2002

Amount of commitment expiration per period (In millions)	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Lines of credit	–	–	–	–	–
Standby letters of credit	$0.1	–	$0.1	–	–
Guarantees	2.7	$0.4	1.5	$0.8	–
Standby repurchase obligations	–	–	–	–	–
Other commercial commitments	0.9	0.9	–	–	–
Other commitments	–	–	–	–	–
Total commercial commitments	$3.7	$1.3	$1.6	$0.8	–

The risk-based capital standards for life insurance companies, as prescribed by the National Association of Insurance Commissioners, establish a risk-based capital ratio comparing adjusted surplus to required surplus for each of our United States domiciled insurance subsidiaries. If the risk-based capital ratio falls outside of acceptable ranges, regulatory action may be taken ranging from increased information requirements to mandatory control by the domiciliary insurance department. The risk-based capital ratios of all our insurance subsidiaries as of December 31, 2002, were above the ranges that would require regulatory action.

We maintain reinsurance programs designed to protect against large or unusual losses. Based on our periodic review of our reinsurers' financial statements, financial strength ratings and reputations in the reinsurance marketplace, we believe that our reinsurers are financially sound, and, therefore, that we have no significant exposure to uncollectible reinsurance in excess of uncollectible amounts recognized in our consolidated financial statements.

Given the historical cash flow of our subsidiaries and current financial results, management believes that the cash flow from the operating activities over the next year will provide sufficient liquidity for our operations, as well as to satisfy debt service obligations and to pay other operating expenses. Although we anticipate that we will be able to meet our cash requirements, we can give no assurances in this regard.

Quantitative and Qualitative Information About Market Risk

Capital Markets Risk Management. The Company maintains a disciplined, comprehensive approach to managing capital market risks inherent in its business and investment operations.

To mitigate capital market risks, and effectively support Company objectives, investment operations are organized and staffed to focus investment management expertise on specific classes of investments, with particular emphasis placed on private placement markets. In addition, a dedicated unit of asset/liability risk management (ALM) professionals centralizes the Life Insurance Company's and its U.S. Life Insurance subsidiaries' implementation of the interest rate risk management program. As an integral component of its ALM program, derivative instruments are used in accordance with risk reduction techniques established through Company policy and with formal approval granted from the New York Insurance Department. The Company's use of derivative instruments is monitored on a regular basis by the Company's Investment Compliance Department and reviewed quarterly with senior management and the Committee of Finance of the Company's wholly-owned subsidiary, John Hancock Life Insurance Company, (the Company's Committee of Finance).

The Company's principal capital market exposures are credit and interest rate risk, which includes the impact of inflation, although we have certain exposures to changes in equity prices and foreign currency exchange rates. Credit risk pertains to the uncertainty associated with the ability of an obligor or counterparty to continue to make timely and complete payments of contractual principal and interest. Interest rate risk pertains to the change in fair value that occurs within fixed maturity securities or liabilities as market interest rates move. Equity and foreign currency risk pertain to price fluctuations, associated with the Company's ownership of equity investments or non-US dollar denominated investments and liabilities, driven by dynamic market environments.

Credit Risk. The Company manages the credit risk inherent in its fixed maturity securities by applying strict credit and underwriting standards, with specific limits regarding the proportion of permissible below-investment-grade holdings. We also diversify our fixed maturity securities with respect to investment quality, issuer, industry, geographical, and property-type concentrations. Where possible, consideration of external measures of creditworthiness, such as ratings assigned by nationally recognized rating agencies such as Moody's and Standard & Poor's, supplement our internal credit analysis. The Company uses simulation models to examine the probability distribution of credit losses to ensure that it can readily withstand feasible adverse scenarios. In addition, the Company periodically examines, on various levels of aggregation, its actual default loss experience on significant asset classes to determine if the losses are consistent with the (1) levels assumed in product pricing, and (2) rating agencies' quality-specific cohort default data. These tests have generally found the Company's aggregate experience to be favorable relative to the external benchmarks and consistent with priced-for-levels.

The Company has a process in place that attempts to identify securities that could potentially have an impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, acquisition, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

At the end of each quarter, our Investment Review Committee reviews all securities where market value is less than ninety percent of amortized cost for three months or more to determine whether impairments need to be taken. This committee includes the head of workouts, the head of each industry team, and the head of portfolio management. The analysis focuses on each company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below cost. The results of the analysis are reviewed by the Life Company's Committee of Finance, a subcommittee of the Life Company's Board of Directors, quarterly. To supplement this process, a bi-annual review is made of the entire fixed maturity portfolio to assess credit quality, including a review of all impairments with the Life Company's Committee of Finance.

The Company considers and documents relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value would be charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other than temporary. These risks and uncertainties include (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) information, or fraudulent financial statements, could be provided to our investment professionals who determine the fair value estimates and other than temporary impairments and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value.

Any of these situations could result in a charge to earnings in a future period to the extent of the impairment charge recorded. Because the majority of our portfolio is classified as available-for-sale and held at fair value with the related unrealized gains (losses) recorded in shareholders' equity, the charge to earnings should not have a significant impact on shareholders' equity.

As of December 31, 2002 and 2001, the Company's fixed maturity portfolio was comprised of 88.8% and 88.3% investment grade securities and 11.2% and 11.7% below-investment-grade securities, respectively. These percentages are consistent with recent experience and indicative of the Company's long-standing investment philosophy of pursuing moderate amounts of credit risk in return for higher expected returns. We believe that credit risk can be successfully managed given our proprietary credit evaluation models and experienced personnel.

Interest Rate Risk. The Company maintains a tightly controlled approach to managing its potential interest rate risk. Interest rate risk arises from many of our primary activities, as we invest substantial funds in interest-sensitive assets to support the issuance of our various interest-sensitive liabilities, primarily within our Protection, Asset Gathering and Guaranteed and Structured Financial Products Segments.

We manage interest rate sensitive segments of our business, and their supporting investments, under one of two broadly defined risk management methods designed to provide an appropriate matching of assets and liabilities. For guaranteed rate products, where contractual liability cash flows are highly predictable (e.g., GICs or immediate annuities) we apply sophisticated duration-matching techniques to manage the segment's exposure to both parallel and non-parallel yield curve movements. Typically this approach involves a targeted duration mismatch of zero, with an operational tolerance of less than +/- 18 days, with other techniques used for limiting exposure to non-parallel risk. Duration measures the sensitivity of the fair value of assets and liabilities to changes in interest rates. For example, should interest rates increase by 100 basis points, the fair value of an asset with a 5-year duration is expected to decrease in value by approximately 5.0%. For non-guaranteed rate products we apply scenario-modeling techniques to develop investment policies with what we believe to be the optimal risk/return tradeoff given our risk constraints. Each scenario is based on near term reasonably possible hypothetical changes in interest rates that illustrate the potential impact of such events.

We project asset and liability cash flows on guaranteed rate products and then discount them against credit-specific interest rate curves to attain fair values. Duration is then calculated by re-pricing these cash flows against a modified or "shocked" interest rate curve and evaluating the change in fair value versus the base case. As of December 31, 2002 and 2001, the fair value of fixed maturity securities and mortgage loans supporting duration managed liabilities was approximately $36,143.0 million and $30,990.3 million, respectively. Based on the information and assumptions we use in our duration calculations in effect as of December 31, 2002, we estimate that a 100 basis point immediate, parallel increase in interest rates ("rate shock") would have no effect on the net fair value, or surplus, of our duration managed assets and liabilities based on our targeted mismatch of zero, but could be -/+ $18.1 million based on our operational tolerance of 18 days.

The risk management method for non-guaranteed rate products, such as whole life insurance or single premium deferred annuities, is less formulaic, but more complex, due to the less predictable nature of the liability cash flows. For these products, we manage interest rate risk based on scenario-based portfolio modeling that seeks to identify the most appropriate investment strategy given probable policyholder behavior and liability crediting needs under a wide range of interest rate environments. As of December 31, 2002 and 2001, the fair value of fixed maturity securities and mortgage loans supporting liabilities managed under this modeling was approximately $32,982.6 million and $24,205.8 million, respectively. A rate shock (as defined above) as of December 31, 2002 would decrease the fair value of these assets by $1,211.9 million, which we estimate would be offset by a comparable change in the fair value of the associated liabilities, thus minimizing the impact on surplus.

Derivative Instruments

The Company uses a variety of derivative financial instruments, including swaps, caps, floors, and exchange traded futures contracts, in accordance with Company investment policy. Permissible derivative applications include the reduction of economic risk (i.e., hedging) related to changes in yields, prices, cash flows, and currency exchange rates. In addition, certain limited applications of income generation are allowed. Examples of this type of use include the purchase of call options to offset the sale of embedded options in Company liability issuance or the purchase of swaptions to offset the purchase of embedded put options in certain investments. The Company does not make a market or trade derivatives for speculative purposes.

As of January 1, 2001, SFAS No. 133 became effective for all companies reporting under GAAP in the United States. Briefly stated, SFAS No. 133 requires that all derivative instruments must be recorded as either assets or liabilities on the Company's balance sheet, with quarterly recognition thereafter of changes in derivative fair values through its income statement. The income effect of derivatives that meet all requirements of a "qualified hedge" under SFAS No. 133 guidance may be offset, in part or in its entirety, by recognition of changes in fair value on specifically identified underlying hedged-items. These hedged-items must be identified at the inception of the hedge and may consist of assets, liabilities, firm commitments or forecasted transactions. Depending upon the designated form of the hedge (i.e., fair value or cash flow), changes in fair value must either be recorded immediately through income or through shareholders' equity (other comprehensive income) for subsequent amortization into income.

Through the year ended December 31, 2002, the reported income volatility attributable to SFAS No. 133 accounting treatment was $21.6 million and well in line with our pre-SFAS No. 133 implementation expectations. We also reported income volatility of $101.4 million during 2002 due to GAAP derivatives accounting treatment on options that predated SFAS No. 133. This volatility relates to the "inherent ineffectiveness" associated with marking-to-market each quarter out-of-the-money interest rate and equity options. These options hedge interest rate and equity risks present in certain of our asset and liability portfolios. The Company continues to seek process improvements to further reduce expected income volatility, without unduly hindering our objective of aggressively managing economic risks inherent in its lines of business.

The Company's Investment Compliance Unit monitors all derivatives activity for consistency with internal policies and guidelines. All derivatives trading activity is reported monthly to the Company's Committee of Finance for review, with a comprehensive governance report provided jointly each quarter by the Company's Derivatives Supervisory Officer and Chief Investment Compliance Officer. The table below reflects the Company's derivative positions hedging interest rate risk as of December 31, 2002. The notional amounts in the table represent the basis on which pay or receive amounts are calculated and are not reflective of credit risk. These fair value exposures represent only a point in time and will be subject to change as a result of ongoing portfolio and risk management activities.

As of December 31, 2002	Notional Amount	Weighted Average Terms (Years)	Fair Value -100 Basis Point Change (2)	Fair Value As of 12/31/02	Fair Value +100 Basis Point Change (2)
(In millions, except for Weighted-Average Terms)					
Interest rate swaps	$21,142.0	9.2	$(979.0)	$(843.5)	$(691.4)
CMT swaps	155.7	0.6	2.1	2.0	2.0
Futures contracts (1)	292.4	6.5	4.6	0.2	(4.6)
Interest rate caps	709.3	5.3	13.4	15.9	23.1
Interest rate floors	4,593.0	7.3	194.2	93.2	40.1
Swaptions	30.0	22.4	(7.0)	(3.2)	(1.0)
Totals	$26,922.4		$(771.7)	$(735.4)	$(631.8)

(1) Represents the notional value of open contracts as of December 31, 2002.

(2) The selection of a 100 basis point immediate change in interest rates should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Our non-exchange-traded derivatives are exposed to the possibility of loss from a counterparty failing to perform its obligations under terms of the derivative contract. We believe the risk of incurring losses due to nonperformance by our counterparties is remote. To manage this risk, Company procedures include (a) the on-going evaluation of each counterparty's credit ratings, (b) the application of credit limits and monitoring procedures based on an internally developed, scenario-based risk assessment system, (c) quarterly reporting of each counterparty's "potential exposure", (d) master netting agreements, and (e) the use of collateral agreements. Futures contracts trade on organized exchanges and have effectively no credit risk.

Equity Risk

Equity risk is the possibility that we will incur economic losses due to adverse changes in a particular common stock or warrant that we hold in our portfolio. In order to reduce our exposure to market fluctuations on some of our common stock portfolio, we use equity collar agreements. These equity collar agreements limit the market value fluctuations on their underlying equity securities. Our equity collars are comprised of an equal number of purchased put options and written call options, each with strike rates equidistant from the stock price at the time the contract is established. As of December 31, 2002, the fair value of our equity securities portfolio was $152.9 million. The fair value of our equity collar agreements as of December 31, 2002 was $12.6 million. A hypothetical 15% decline in the December 31, 2002 value of the equity securities would result in an unrealized loss of approximately $17.6 million. The selection of a 15% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event. The fair value of any unhedged common stock holdings will rise or fall with equity market and company-specific trends. In certain cases the Company classifies its equity holdings as trading securities. Gains and losses, both realized and unrealized, on equity securities classified as trading, are part of investment returns related to equity indexed universal life insurance policies sold at Maritime Life and are included in benefits to policyholders. These holdings are marked-to-market through the income statement, creating investment income volatility that is effectively neutralized by changes in corresponding liability reserves.

Foreign Currency Risk

Foreign currency risk is the possibility that we will incur economic losses due to adverse changes in foreign currency exchange rates. This risk arises in part from our international operations and the issuance of certain foreign currency-denominated funding agreements sold to non-qualified institutional investors in the international market. We apply currency swap agreements to hedge the exchange risk inherent in our funding agreements denominated in foreign currencies. We also own fixed maturity securities that are denominated in foreign currencies. We use derivatives to hedge the foreign currency risk of these securities (both interest and principal payments). At December 31, 2002, the fair value of our foreign currency denominated fixed maturity securities was approximately $799.3 million. The fair value of our currency swap agreements at December 31, 2001 supporting foreign denominated bonds was $(24.5) million.

We estimate that as of December 31, 2002, a hypothetical 10% immediate change in each of the foreign currency exchange rates to which we are exposed, including the currency swap agreements, would result in no material change to the net fair value of our foreign currency-denominated instruments identified above. The selection of a 10% immediate change in all currency exchange rates should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event. Our largest individual currency exposure is to the Canadian dollar.

The modeling technique we use to calculate our exposure does not take into account correlation among foreign currency exchange rates or correlation among various markets. Our actual experience may differ from the results noted above due to the correlation assumptions utilized or if events occur that were not included in the methodology, such as significant illiquidity or other market events.

Effects of Inflation

Inflation has not been a material factor in our operations during the past decade in terms of our investment performance, expenses, or product sales.

Report of Independent Auditors

The Board of Directors
John Hancock Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of John Hancock Financial Services, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Financial Services, Inc. at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets and in 2001 the Company changed its method of accounting for its employee pension plan and postretirement health and welfare plans and for derivatives.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
March 14, 2003

Consolidated Balance Sheets

December 31,	2002	2001
(in millions)		
Assets		
Investments – Notes 2 and 4		
Fixed maturities:		
Held-to-maturity – at amortized cost (fair value: 2002 – $1,781.8; 2001 – $1,914.1)	$ 1,732.2	$ 1,930.0
Available-for-sale – at fair value (cost: 2002 – $44,755.0; 2001 – $38,742.0)	45,847.3	39,160.3
Trading securities – at fair value (cost: 2002 – $18.9, 2001 – $16.4)	18.9	16.5
Equity securities:		
Available-for-sale – at fair value (cost: 2002 – $624.7; 2001 – $752.3)	672.3	886.8
Trading securities – at fair value (cost: 2002 – $287.5; 2001 – $289.5)	296.3	304.1
Mortgage loans on real estate	11,805.7	10,993.2
Real estate	318.6	442.4
Policy loans	2,097.2	2,008.2
Short-term investments	211.2	153.5
Other invested assets	2,937.8	1,786.1
Total Investments	65,937.5	57,681.1
Cash and cash equivalents	1,190.6	1,313.7
Accrued investment income	785.9	782.1
Premiums and accounts receivable	217.1	253.8
Deferred policy acquisition costs	3,996.3	3,717.4
Reinsurance recoverable – Note 9	1,777.2	1,909.3
Other assets	3,132.2	2,768.3
Separate account assets	20,827.3	22,718.5
Total Assets	$97,864.1	$91,144.2
Liabilities and Shareholders' Equity		
Liabilities		
Future policy benefits	$39,657.0	$34,938.7
Policyholders' funds	23,054.4	20,762.8
Consumer notes – Note 7	290.2	—
Unearned revenue	895.8	809.3
Unpaid claims and claim expense reserves	205.6	262.7
Dividends payable to policyholders	585.7	578.1
Short-term debt – Note 7	348.9	81.0
Long-term debt – Note 7	1,450.3	1,402.1
Income taxes – Note 5	1,096.8	866.9
Other liabilities	3,078.3	2,736.8
Separate account liabilities	20,827.3	22,718.5
Total Liabilities	91,490.3	85,156.9
Minority interest – Note 8	162.7	122.3
Commitments, guarantees and contingencies – Note 11		
Shareholders' Equity – Note 12		
Common stock, $.01 par value; 2.0 billion shares authorized; 317.5 million and 315.9 million shares issued, respectively	3.2	3.2
Additional paid in capital	5,127.9	5,099.3
Retained earnings	1,614.0	1,206.7
Accumulated other comprehensive income	523.2	228.0
Treasury stock, at cost (29.5 million and 18.5 million shares, respectively)	(1,057.2)	(672.2)
Total Shareholders' Equity	6,211.1	5,865.0
Total Liabilities and Shareholders' Equity	$97,864.1	$91,144.2

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31,	2002	2001	2000
(in millions)			
Revenues			
Premiums	$3,377.1	$3,851.3	$3,452.1
Universal life and investment-type product charges	815.2	772.5	749.3
Net investment income – Note 2	3,934.1	3,944.9	3,864.8
Net realized investment and other gains (losses), net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and the policyholder dividend obligation ($(69.8), $(1.1), and $11.7, respectively) – Notes 1, 2 and 13	(454.7)	(249.1)	88.7
Investment management revenues, commissions and other fees	527.7	602.9	764.8
Other revenue	255.7	186.5	17.6
Total revenues	8,455.1	9,109.0	8,937.3
Benefits and expenses			
Benefits to policyholders, excluding amounts related to net realized investment and other gains (losses) credited to participating pension contractholders and policyholder dividend obligation ($(35.2), $25.3, and $21.0, respectively) – Notes 1, 2 and 13	5,387.7	5,904.7	5,375.6
Other operating costs and expenses	1,495.6	1,500.1	1,586.4
Amortization of deferred policy acquisition costs, excluding amounts related to net realized investment and other gains (losses) ($(34.6), $(26.4), and $(9.3), respectively) – Notes 1, 2 and 13	350.2	306.8	242.0
Dividends to policyholders	585.4	571.3	564.4
Demutualization expenses	–	–	10.6
Total benefits and expenses	7,818.9	8,282.9	7,779.0
Income before income taxes and cumulative effect of accounting changes	636.2	826.1	1,158.3
Income taxes – Note 5	136.7	214.6	339.6
Income before cumulative effect of accounting changes	499.5	611.5	818.7
Cumulative effect of accounting changes, net of tax – Note 1	–	7.2	–
Net income	$ 499.5	$ 618.7	$ 818.7

	Year Ended December 31, 2002	Year Ended December 31, 2001	For the Period February 1 through December 31 2000	Pro forma (unaudited) Year Ended December 31, 2000
(in millions, except per share data)				
Basic earnings per common share:				
Income before cumulative effect of accounting changes	$ 1.71	$ 2.01	$ 2.46	$ 2.60
Cumulative effect of accounting changes	–	0.02	–	–
Net income	$ 1.71	$ 2.03	$ 2.46	$ 2.60
Diluted earnings per common share:				
Income before cumulative effect of accounting changes	$ 1.70	$ 1.99	$ 2.45	$ 2.59
Cumulative effect of accounting changes	–	0.02	–	–
Net income	$ 1.70	$ 2.01	$ 2.45	$ 2.59
Weighted-average shares used in basic earnings per common share calculations	291.6	304.6	314.5	314.5
Dilutive securities				
Stock options	1.6	2.7	1.5	1.5
Non-vested stock	0.3	0.3	0.2	0.2
Weighted-average shares used in diluted earnings per common share calculations	293.5	307.6	316.2	316.2
Cash dividends paid per common share	$ 0.32	$ 0.31	$ 0.30	$ 0.30

The unaudited pro forma information above gives effect to the Reorganization and Initial Public Offering referred to in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity	Outstanding Shares
(in millions, except outstanding shares, in thousands)							
Balance at January 1, 2000	–	–	$ 4,825.0	$ (33.9)	–	$ 4,791.1	–
Demutualization transaction	$2.2	$3,369.8	(4,869.0)			(1,497.0)	212,786.5
Initial public offering	1.0	1,656.7				1,657.7	102,000.0
Additional paid in capital		56.4				56.4	
Restricted stock issued		4.2				4.2	291.0
Options exercised						–	0.2
Forfeitures of restricted stock		(0.7)				(0.7)	(50.8)
Comprehensive income:							
Net income before demutualization			44.0			44.0	
Net income after demutualization			774.7			774.7	
Net income for the year			818.7			818.7	
Other comprehensive income, net of tax:							
Net unrealized gains (losses)				122.1		122.1	
Foreign currency translation adjustment				(19.1)		(19.1)	
Minimum pension liability				8.2		8.2	
Comprehensive income						929.9	
Treasury stock acquired					$ (91.8)	(91.8)	(3,038.0)
Dividends paid to shareholders			(94.3)			(94.3)	
Balance at December 31, 2000	$3.2	$5,086.4	$ 680.4	$ 77.3	$ (91.8)	$ 5,755.5	311,988.9
Restricted stock issued		2.8				2.8	81.4
Options exercised		12.2				12.2	868.3
Forfeitures of restricted stock		(2.1)				(2.1)	(64.4)
Comprehensive income:							
Net income			618.7			618.7	
Other comprehensive income, net of tax:							
Net unrealized gains (losses)				(59.9)		(59.9)	
Foreign currency translation adjustment				(28.4)		(28.4)	
Minimum pension liability				15.2		15.2	
Cash flow hedges				(3.8)		(3.8)	
Comprehensive income						541.8	
Treasury stock acquired					(580.4)	(580.4)	(15,444.1)
Dividends paid to shareholders			(92.4)			(92.4)	
Change in accounting principles				227.6		227.6	
Balance at December 31, 2001	$3.2	$5,099.3	$ 1,206.7	$228.0	$ (672.2)	$ 5,865.0	297,430.1
Restricted stock issued		4.7				4.7	646.4
Options exercised		13.9				13.9	938.4
Forfeitures of restricted stock		(0.3)				(0.3)	(11.4)
Restricted stock amortization		5.0				5.0	–
Issuance of shares for board compensation		0.3				0.3	7.5
Tax benefit on stock option exercises		5.0				5.0	–
Comprehensive income:							
Net income			499.5			499.5	
Other comprehensive income, net of tax:							
Net unrealized gains (losses)				130.9		130.9	
Foreign currency translation adjustment				13.2		13.2	
Minimum pension liability				(24.3)		(24.3)	
Cash flow hedges				175.4		175.4	
Comprehensive income						794.7	
Treasury stock acquired					(385.0)	(385.0)	(11,032.4)
Dividends paid to shareholders			(92.2)			(92.2)	
Balance at December 31, 2002	$3.2	$5,127.9	$ 1,614.0	$523.2	$(1,057.2)	$ 6,211.1	287,978.6

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2002	2001	2000
(in millions)			
Cash flows from operating activities:			
Net income	$ 499.5	$ 618.7	$ 818.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of discount – fixed maturities	(116.6)	(160.9)	(121.8)
Net realized investment and other (gains) losses	454.7	249.1	(88.7)
Change in deferred policy acquisition costs	(344.5)	(274.1)	(331.0)
Depreciation and amortization	59.9	79.6	98.6
Net cash flows from trading securities	5.4	(69.4)	(147.5)
Increase in accrued investment income	(3.8)	(38.8)	(81.6)
Decrease (increase) in premiums and accounts receivable	36.7	(15.0)	(22.3)
Increase in other assets and other liabilities, net	(216.7)	(465.1)	(488.4)
Increase in policy liabilities and accruals, net	2,122.7	2,472.1	2,055.1
Increase in income taxes	63.8	237.6	351.1
Net cash provided by operating activities	2,561.1	2,633.8	2,042.2
Cash flows used in investing activities:			
Sales of:			
Fixed maturities available-for-sale	5,838.0	16,929.5	5,037.5
Equity securities available-for-sale	370.2	616.5	744.2
Real estate	129.9	57.3	66.4
Short-term investments and other invested assets	460.1	153.3	101.9
Maturities, prepayments and scheduled redemptions of:			
Fixed maturities held-to-maturity	216.6	243.8	1,811.9
Fixed maturities available-for-sale	2,901.2	3,211.9	1,642.4
Short-term investments and other invested assets	331.9	214.0	459.9
Mortgage loans on real estate	1,668.5	1,575.7	1,585.3
Purchases of:			
Fixed maturities held-to-maturity	(27.6)	(66.7)	(2,094.8)
Fixed maturities available-for-sale	(14,436.9)	(27,149.8)	(7,952.6)
Equity securities available-for-sale	(170.8)	(367.3)	(558.6)
Real estate	(14.1)	(53.5)	(46.0)
Short-term investments and other invested assets	(1,557.0)	(537.2)	(880.6)
Mortgage loans on real estate issued	(2,348.6)	(1,577.9)	(1,807.8)
Net cash (paid) received related to acquisition/sale of businesses	–	(132.5)	141.3
Other, net	(75.5)	100.0	(59.8)
Net cash used in investing activities	(6,714.1)	(6,782.9)	(1,809.4)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

Years Ended December 31,	2002	2001	2000
(in millions)			
Cash flows from financing activities:			
Issuance of common stock	–	–	$ 1,714.1
Payments to eligible policyholders under Plan of Reorganization	–	–	(1,076.7)
Acquisition of treasury stock	$ (385.0)	$ (580.4)	(91.8)
Dividends paid on common stock	(92.2)	(92.4)	(94.3)
Universal life and investment-type contract deposits	9,641.0	10,755.4	8,148.3
Universal life and investment-type contract maturities and withdrawals	(5,726.3)	(8,430.6)	(7,158.8)
Issuance of preferred stock	61.9	–	–
Issuance of consumer notes	290.2	–	–
Issuance of long-term debt	20.0	744.2	20.0
Issuance of short-term debt	92.8	56.9	–
Repayment of long-term debt	(54.9)	(29.7)	(73.2)
Repayment of short-term debt	(67.0)	(18.3)	–
Net decrease in commercial paper	249.4	(222.3)	(158.3)
Net cash provided by financing activities	4,029.9	2,182.8	1,229.3
Net (decrease) increase in cash and cash equivalents	(123.1)	(1,966.3)	1,462.1
Cash and cash equivalents at beginning of year	1,313.7	3,280.0	1,817.9
Cash and cash equivalents at end of year	$ 1,190.6	$ 1,313.7	$ 3,280.0

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Business. John Hancock Financial Services, Inc. (the Company), formerly known as John Hancock Mutual Life Insurance Company (the Mutual Company) and subsidiaries, is a diversified financial services organization that provides a broad range of insurance and investment products and investment management and advisory services.

Basis of Presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the current year presentation.

The accompanying consolidated financial statements include the accounts of the Company, its majority-owned and controlled subsidiaries, and investment partnerships, other equity investments and special purpose entities (SPEs) in which the Company has a controlling financial interest. All significant intercompany transactions and balances have been eliminated.

Partnerships, joint venture interests and other equity investments in which the Company does not have a controlling financial interest, but has significant influence, are recorded using the equity method of accounting and are included in other invested assets. SPEs in which the Company does not have a controlling financial interest are accounted for under guidance appropriate to each relationship, whether the Company invests in the debt or equity securities of the SPEs, issues funding agreements to the SPEs, manages the SPEs as investment advisor, or performs other services for them. Please refer to the Recent Accounting Pronouncements section below for a discussion of new accounting guidance relative to variable interest entities (VIEs).

Recent Acquisitions. The acquisitions described under the table below were recorded under the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the applicable date of acquisition. Each purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair values, with the excess, if any, of the applicable purchase price over the estimated fair values of the acquired assets and liabilities recorded as goodwill. These businesses or books of business were acquired by the Company in execution of its plan to acquire businesses and products that have strategic value, meet its earnings requirements and advance the growth of its

Year Ended December 31,	2002 Proforma	2002	2001 Proforma	2001	2000 Proforma	2000
	(unaudited)		(unaudited)		(unaudited)	
(in millions, except per-share data)						
Revenue	$8,542.5	$8,455.1	$9,317.8	$9,109.0	$9,369.4	$8,937.3
Net income	$ 512.1	$ 499.5	$ 632.0	$ 618.7	$ 821.5	$ 818.7
Earnings per share (1)	$ 1.74	$ 1.70	$ 2.05	$ 2.01	$ 2.60	$ 2.59

(1) 2000 earnings per share is based on proforma diluted weighted average shares outstanding for the year.

current businesses. The table above presents actual and proforma data for comparative purposes for the periods indicated to demonstrate the proforma effect of all acquisitions as if they occurred on January 1, 2000.

On December 31, 2002, the Company acquired the fixed universal life insurance business of Allmerica Financial Corporation (Allmerica) through a reinsurance agreement for approximately $104.3 million. There was no impact on the Company's results of operations from the acquired insurance business during 2002.

On October 1, 2001, Maritime Life, a majority owned subsidiary of the Company, completed its purchase of all of the shares of Royal & Sun Alliance Life Insurance Company of Canada (RSAF) for approximately $149.9 million. RSAF's business includes life insurance, guaranteed interest savings and retirement products. The net income relating to the acquired operations included in the Company's results from the date of acquisition through December 31, 2001 was $2.4 million.

On April 2, 2001, a subsidiary of the Company, Signature Fruit Company, LLC (Signature Fruit), purchased certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri Valley Growers, Inc., a cooperative association, for approximately $53.0 million. The net losses related to the acquired operations included in the Company's results from the date of acquisition through December 31, 2001 were $3.4 million.

On March 1, 2000, the Company acquired the individual long-term care insurance business of Fortis, Inc. (Fortis) through a coinsurance agreement for approximately $165.0 million. The net income relating to the acquired operations is included in the Company's results from the date of acquisition through December 31, 2000.

Reorganization and Initial Public Offering. In connection with the Mutual Company's Plan of Reorganization (the Plan), effective February 1, 2000, the Mutual Company converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly-owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. Also in connection with the Plan, the Mutual Company changed its name to John Hancock Life Insurance Company (the Life Company). All policyholder membership interests in the Mutual Company were extinguished on February 1, 2000 and eligible policyholders of the Mutual Company received, in the aggregate, 212.8 million shares of common stock of the Company, $1,438.7 million of cash and $43.7 million of policy credits as compensation. In addition, the Life Company established a closed block to fund the guaranteed benefits and dividends of certain participating insurance policies.

In addition, on February 1, 2000, the Company completed its initial public offering (IPO), in which 102.0 million shares of common stock were issued at a price of $17.00 per share. Net proceeds from the IPO were $1,657.7 million, of which $105.7 million was retained by the Company and $1,552.0 million was contributed to the Life Company.

Investments. The Company classifies its debt and equity investment securities into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Fixed maturity investments include bonds, mortgage-backed securities, and redeemable preferred stock and are classified as held-to-maturity, available-for-sale, or trading. Those bonds and mortgage-backed securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Fixed maturity investments not classified as held-to-maturity are classified as available-for-sale or trading and are carried at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in shareholders' equity, net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders, amounts credited to the policyholder dividend obligation, and applicable taxes. Interest income is generally recognized on the accrual basis. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. The amortized cost of fixed maturity investments is adjusted for impairments in value deemed to be other than temporary, and such adjustments are reported as a component of net realized investment and other gains (losses). Gains and losses, both realized and unrealized, on fixed maturity securities classified as trading are included in benefits to policyholders as part of investment returns related to equity indexed universal life insurance policies sold at Maritime Life.

For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date plus anticipated future payments, and any resulting adjustment is included in net investment income.

Equity securities include common stock and non-redeemable preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities that the Company classifies as available-for-sale, unrealized gains and losses are reflected in shareholders' equity, as described above for fixed maturity securities. Impairments in value deemed to be other than temporary are reported as a component of net realized investment and other gains (losses). Gains and losses, both realized and unrealized, on equity securities classified as trading, are part of investment returns related to equity indexed universal life insurance policies sold at Maritime Life and are included in benefits to policyholders.

Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premium or discount, less allowance for probable losses. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, the loan is deemed to be impaired and a valuation allowance for probable losses is established. The valuation allowance is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or is based on the collateral value of the loan if the loan is collateral dependent. The Company estimates this level to be adequate to absorb estimated probable credit losses that exist at the balance sheet date. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of net realized investment and other gains (losses). Interest received on impaired mortgage loans on real estate is included in interest income in the period received. If foreclosure becomes probable, the measurement method used is based on the collateral value. Foreclosed real estate is recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of net realized investment and other gains (losses).

Real estate to be disposed of, including the Company's Home Office, which is held in the Corporate and Other Segment, is carried at the lower of cost or fair value less costs to sell. Any change to the valuation allowance for real estate to be disposed of is reported as a component of net realized investment and other gains (losses). The Company does not depreciate real estate to be disposed of. During the fourth quarter of 2002, the Company announced its intent to sell the majority of its Home Office real estate and ceased depreciating its Home Office real estate held for sale. As of December 31, 2002, the Home Office real estate held for sale had a carrying value of $314.6 million and was reported in other assets on the consolidated balance sheets. The carrying value of the Company's other real estate to be disposed of was $143.8 million and $280.0 million at December 31, 2002 and 2001, respectively and is reported in real estate in the investment section of the consolidated balance sheets.

Policy loans are carried at unpaid principal balances, which approximate fair value.

Short-term investments are carried at amortized cost, which approximates fair value.

Net realized investment and other gains (losses), other than those related to separate accounts for which the Company does not bear the investment risk, are determined on the basis of specific identification and are reported net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholder accounts, and amounts credited to the policyholder dividend obligation.

Derivative Financial Instruments. The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates and equity market prices, and also to manage the duration of assets and liabilities. All derivative instruments are carried on the consolidated balance sheets at fair value.

In certain cases, the Company uses hedge accounting as allowed by Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," by designating derivative instruments as either fair value hedges or cash flow hedges. For derivative instruments that are designated and qualify as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in net realized investment and other gains (losses). For fair value hedges, when the derivative has been terminated, a final fair value change will be recorded in net realized investment and other gains (losses), as well as the offsetting changes in fair value for the hedged item. At maturity, expiry or sale of the hedged item, a final fair value change for the hedged item will be recorded in net realized investment and other gains (losses), as well as offsetting changes in fair value for the derivative.

Basis adjustments are amortized into income through net realized investment and other gains (losses). For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in other comprehensive income, and then reclassified into income when the hedged item affects income. When a cash flow hedge is terminated, the effective portion of the accumulated derivative gain or loss will continue to be reported in other comprehensive income and then reclassified into income when the hedged item affects income. If it is determined that the forecasted transaction is not probable of occurring, the accumulated derivative gain or loss through de-designation would be immediately recognized to earnings.

Hedge effectiveness is assessed quarterly using a variety of techniques including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative exactly match the hedged risk in the hedged item.

In cases where the Company receives or pays a premium as consideration for entering into a derivative instrument (i.e., interest rate caps and floors, swaptions, and equity collars), the premium is amortized into investment income over the term of the derivative instrument. The change in fair value of such premiums (i.e., the inherent ineffectiveness of the derivative) is excluded from the assessment of hedge effectiveness and is included in net realized investment and other gains (losses). Changes in fair value of derivatives that are not hedges are included in net realized investment and other gains (losses).

Cash and Cash Equivalents. Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased.

Deferred Policy Acquisition Costs. Deferred Acquisition Costs (DAC) are costs that vary with, and are related primarily to, the production of new business and have been deferred to the extent that they are deemed recoverable. Such costs include commissions, certain costs of policy issue and underwriting, and certain agency expenses. The Company tests the recoverability of its DAC quarterly with a model that uses data such as market performance, lapse rates and expense levels. As of December 31, 2002, the Company's DAC costs are deemed recoverable.

Similarly, any amounts assessed as initiation fees, or front-end loads, are recorded as unearned revenue. For non-participating term life and long-term care insurance products, such costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For participating traditional life insurance policies, such costs are being amortized over the life of the contracts at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the contracts.

Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. For universal life insurance contracts and investment-type products, such costs and unearned revenues are being amortized generally in proportion to the present value of expected gross profits arising principally from surrender charges, investment results and mortality and expense margins.

In the development of expected gross profits, the Company is required to estimate the growth in the policyholder account balances upon which certain asset based fees are charged. In doing so, the Company assumes that, over the long term, account balances will grow from investment performance. The rate of growth takes into account the current fixed income/equity mix of account balances as well as historical fixed income and equity returns. The Company also assumes that historical variances from the long term rate will reverse over the next five year period. The resulting rates for the next five years are reviewed for reasonableness, and they are raised or lowered if they produce an annual growth rate that the Company believes to be unreasonable.

The effects on the amortization of DAC and unearned revenues of revisions to estimated gross margins and profits are reflected in earnings in the period such revisions are made. Expected gross profits or expected gross margins are discounted at periodically revised interest rates and are applied to the remaining benefit period. At December 31, 2002, the average discount rate was 8.4% for participating traditional life insurance products and 6.2% for universal life products. The total amortization period was 30 years for both participating traditional life insurance products and universal life products.

As of September 30, 2002, the Company changed several future assumptions with respect to the expected gross profits in its variable life and variable annuity businesses. First, we lowered the long-term growth rate assumption from 9%, to 8%, gross of fees. Second, we lowered the average growth rates for the next five years from the mid-teens to 13%. In addition, we increased certain fee rates on these policies (the variable series trust (VST) fee increase). These three changes are referred to collectively as the Q3 Unlocking. The direct effect of the Q3 Unlocking at September 30, 2002 was an acceleration of amortization of DAC of $36.1 million in the variable annuity business in the Asset Gathering Segment and $13.1 million (net of $12.3 million of unearned revenue and $2.5 million in policy benefit reserves) in the variable life business in the Protection Segment. The impact on net income of the Q3 Unlocking was a reduction of approximately $27.5 million, or $0.09 diluted earnings per share. Total amortization of DAC, including the acceleration of amortization of DAC mentioned above, was $350.2 million, $306.8 million and $242.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Amortization of DAC is allocated to: (1) net realized investment and other gains (losses) for those products in which such gains (losses) have a direct impact on the amortization of DAC; (2) unrealized investment gains and losses, net of tax, to provide for the effect on the DAC asset that would result from the realization of unrealized gains and losses on assets backing participating traditional life insurance and universal life and investment-type contracts; and (3) a separate component of benefits and expenses to reflect amortization related to the gross margins or profits, excluding realized gains and losses, relating to policies and contracts in force.

Net realized investment and other gains (losses) related to certain products have a direct impact on the amortization of DAC as such gains and losses affect the amount and timing of profit emergence. Accordingly, to the extent that such amortization results from net realized investment and other gains (losses), management believes that presenting realized investment gains and losses net of related amortization of DAC provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

Reinsurance. The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying statements of income reflect premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

Goodwill and Other Intangible Assets. The excess of cost over the fair value of net assets of businesses acquired in business combinations (goodwill) is recognized as indefinite-lived intangible assets which are included in other assets in the consolidated balance sheets. Starting in 2002, goodwill is not amortized, rather it is reviewed for impairment annually using valuations of reporting units based on earnings and book value multiples and by reference to similar multiples of publicly traded peers, and additionally reviewed whenever significant events or changing circumstances indicate that an impairment may exist. Prior to 2002, goodwill relating to acquisitions completed before July 1, 2001 was amortized on a systematic basis over periods not exceeding 40 years.

The Company records intangible assets representing the present value of estimated future profits of insurance policies inforce related to businesses acquired. These assets are recorded as the value of business acquired (VOBA), and are included in other assets in the consolidated balance sheets. VOBA is amortized over the related policy periods, up to 30 years. VOBA amortization expense is recognized each period in proportion to the change in the present value of expected gross profits, or in proportion to the recognition of premiums related to the policies acquired, depending on the nature of the policies acquired.

The cost of mutual fund investment management contracts acquired is recorded as indefinite-lived intangible asset and is included in other assets in the consolidated balance sheets. These management contract intangible assets are not amortized; instead they are reviewed for impairment using the same testing regimen as is used for goodwill. Refer to Note 16 - Goodwill and Other Intangible Assets for presentation of summarized financial information regarding all of these intangible assets.

Separate Accounts. Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the contractholders. Net investment income and net realized investment and other gains (losses) generally accrue directly to such contractholders who bear the investment risk, subject, in some cases, to principal guarantees and minimum guaranteed rates of income. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, net investment income and net realized investment and other gains (losses) of separate accounts are not included in the revenues of the Company. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in universal life and investment-type product charges.

Future Policy Benefits and Policyholders' Funds. Future policy benefits for participating traditional life insurance policies are based on the net level premium method. This net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates, which range from 2.5% to 6.2%. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the contract.

For non-participating traditional life insurance policies, future policy benefits are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency, interest and expenses established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.5% to 9.5% for life insurance liabilities, from 2.0% to 14.2% for individual annuity liabilities and from 2.0% to 11.3% for group annuity liabilities.

Future policy benefits for long-term care insurance policies are based on the net level premium method. Assumptions established at policy issue as to mortality, morbidity, persistency, interest and expenses, which include a margin for adverse deviation, are based on estimates developed by management. Interest rates used in establishing such liabilities range from 6.0% to 8.5%.

Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported individual and group life, long-term care, and group accident and health insurance claims and estimates of incurred but not reported claims based on historical claims development patterns.

Estimates of future policy benefit reserves, claim reserves and expenses are reviewed continually and adjusted as necessary; such adjustments are reflected in current earnings. Although considerable variability is inherent in such estimates, management believes that future policy benefit reserves and unpaid claims and claims expense reserves are adequate.

Policyholders' funds for universal life and investment-type products, including guaranteed investment contracts and funding agreements, are equal to the policyholder account values before surrender charges. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances. Interest crediting rates range from 4.25% to 7.17% for universal life insurance products and from 1.4% to 13.8% for investment-type products.

Major components of policyholders' funds in the consolidated statements of financial position, are summarized as follows:

December 31,	2002	2001
(in millions)		
Liabilities for policyholders' funds		
Guaranteed investment contracts	$ 5,952.4	$ 6,808.5
U.S. funding agreements	143.4	67.1
Global funding agreements backing medium-term notes	12,495.9	9,490.4
Other investment-type contracts	2,274.3	2,247.7
Total liabilities for investment type contracts	20,866.0	18,613.7
Liabilities for individual annuities	54.8	56.6
Universal life and other reserves	2,133.6	2,092.5
Total liabilities for policyholders' funds	$23,054.4	$20,762.8

Global Funding Agreements and Canadian Institutional Annuities. The Company's insurance subsidiaries have two distribution programs for global funding agreements that back medium-term notes sold worldwide, and have a third distribution program for Canadian institutional annuities that back medium-term notes sold in Canada. Under these programs, global funding agreements and annuities are purchased by special purpose entities (SPEs) that fund their purchases of the global funding agreements and annuities with the proceeds from their issuance of medium-term notes to investors. These SPEs pledge the global funding agreements and annuities as security for the repayment of their medium-term notes, but the notes are non-recourse to the Company and its subsidiaries. Under the three distribution programs, as of December 31, 2002 and 2001, the Company had $12.5 billion and $9.5 billion, respectively, of global funding agreements and annuities outstanding. These global funding agreements and annuities are investment products that pay a stated rate of interest on the principal amount and repay the principal at maturity. The global funding agreements may not be terminated or surrendered prior to maturity. Claims for principal and interest under these kinds of global funding agreements (which are issued by the Life Company) are afforded equal priority to claims of life insurance and annuity policyholders under the insolvency provisions of the Massachusetts Insurance Laws. Claims under these kinds of annuities (which are issued by Maritime Life) are afforded equal priority to the claims of policyholders under the provisions of Canada's Winding-Up and Restructuring Act. If a medium-term note issued by one of the SPEs is denominated in a currency different from the currency of the related global funding agreement or annuity, the Company's insurance subsidiary also enters into a currency swap with the special purpose entity, or with a third party, to match currencies. Similarly, the Company's insurance subsidiary may enter into an interest rate swap with the SPE to match the interest rate characteristics of the global funding agreement to those of the related medium-term note.

Under the first program, established in May 1998 for $2.5 billion, expanded to $7.5 billion in 1999, an SPE issued medium-term notes in Europe, Asia and Australia. As of December 31, 2002 and 2001, there was $3.8 billion and $3.9 billion, respectively, outstanding under this program. This SPE is consolidated in the Company's financial statements. The medium-term notes issued by this SPE are reported with global funding agreements in the Company's consolidated balance sheets.

Under the second program, established in June 2000, for $5.0 billion, expanded to $7.5 billion in 2001 and expanded again to $10.0 billion in 2002, an SPE issued medium-term notes in Europe, Asia, and to institutional investors in the United States. As of December 31, 2002 and 2001, there was $8.2 billion and $5.6 billion, respectively, outstanding under this program. This SPE is a qualified special purpose entity (QSPE) in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and is therefore not consolidated in the Company's financial statements. The funding agreements backing the related medium-term notes are included in policyholders' funds in the Company's consolidated balance sheets.

Under the third program, established in December 2001, for $1.0 billion (Cdn $1.5 billion), an SPE issued medium-term notes to investors in Canada. As of December 31, 2002, there was $0.2 billion (Cdn $0.3 billion) outstanding under this program. This SPE is also a QSPE and is therefore not consolidated in the Company's financial statements. The annuity contracts backing the related medium-term notes are included in policyholders' funds in the Company's consolidated balance sheets.

At December 31, 2002, the annual contractual maturities of global funding agreements and annuities backing medium term notes issued under these programs were as follows: 2003 – $1,761.0 million; 2004 – $2,098.6 million; 2005 – $1,897.0 million; 2006 – $2,144.5 million; 2007 – $787.4 million; 2008 and thereafter – $3,531.8 million.

Participating Insurance. Participating business represents approximately 81.6%, 76.6%, and 86.3%, of the Company's life insurance in force, 96.3%, 98.1%, and 97.9%, of the number of life insurance policies in force, and 92.5%, 92.1% and 99.6%, of life insurance premiums in 2002, 2001 and 2000, respectively.

The portion of earnings allocated to participating pension contractholders and closed block policyholders that cannot be expected to inure to the Company is excluded from net income and shareholders' equity.

The amount of policyholders' dividends to be paid is approved annually by the Life Company's Board of Directors and separately for Maritime Life products by the Maritime Life Board of Directors.

The determination of the amount of policyholders' dividends is complex and varies by policy type. In general, the aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity, persistency and expense experience for the year, and is based on management's judgment as to the appropriate level of statutory surplus to be retained by the Life Company. For policies included in the closed block, expense experience is not included in determining policyholders' dividends.

Revenue Recognition. Premiums from participating and non-participating traditional life insurance and annuity policies with life contingencies are recognized as income when due.

Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges.

Premiums for contracts with a single premium or a limited number of premium payments, due over a significantly shorter period than the total period over which benefits are provided, are recorded in income when due. The portion of such premium that is not required to provide for all benefits and expenses is deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

Premiums from long-term care insurance contracts are recognized as income when due. Premiums from group life and health insurance contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

Investment advisory, transfer agent, distribution and service fees are recognized as revenues when services are performed. Commissions related to security transactions and related expenses are recognized as income on the trade date. Contingent deferred selling charge commissions are recognized as income in the year received. Selling commissions paid to the selling broker/dealer for sales of mutual funds that do not have a front-end sales charge are deferred and amortized on a straight-line basis over periods not exceeding six years. This is the approximate period of time expected to be benefited and during which fees earned pursuant to Rule 12b-1 distribution plans are received from the funds and contingent deferred sales charges are received from shareholders of the funds.

Stock-Based Compensation. At December 31, 2002, the Company has two stock-based compensation plans, which are described more fully in Note 15 – Stock Compensation Plans. For the periods covered by this report, the Company applies the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for those plans. No compensation expense is reflected in net income for stock option grants to employees and non-employee board members of the Company. All options granted under those plans had an exercise price equal to the market value of the Company's common stock on the date of grant. The Company did recognize compensation expense for grants of non-vested stock to employees and non-employee board members and grants of stock options to non-employee general agents. See Note 15 – Stock Compensation Plans for additional discussion. The following table illustrates the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

(in millions, except per share data)	Year Ended December 31, 2002	Year Ended December 31, 2001	For the period February 1 through December 31, 2000	Year Ended December 31, 2000 Pro Forma (unaudited)
Net income, as reported	$499.5	$618.7	$774.7	$818.7
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	0.9	0.8	–	–
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects (unaudited)	57.6	36.2	3.7	4.2
Pro forma net income (unaudited)	$442.8	$583.3	$771.0	$814.5
Earnings per share				
Basic:				
As reported	$ 1.71	$ 2.03	$ 2.46	$ 2.60
Pro forma (unaudited)	1.52	1.92	2.45	2.59
Diluted:				
As reported	1.70	2.01	2.45	2.59
Pro forma (unaudited)	1.51	1.90	2.44	2.58

Federal Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. Foreign subsidiaries and U.S. subsidiaries operating outside of the United States are taxed under applicable foreign statutory rates.

Foreign Currency Translation. The assets and liabilities of operations in foreign currencies are translated into United States dollars at current exchange rates. Revenues and expenses are translated at average rates during the year. The resulting net translation adjustments for each year are accumulated and included in shareholders' equity. Gains or losses on foreign currency transactions are reflected in earnings.

Severance. During 2002, the Company continued its ongoing Competitive Position Project. This project was initiated in the first quarter of 1999 to reduce costs and increase future operating efficiency by consolidating portions of the Company's operations and is expected to continue through at least 2003. The project consists primarily of reducing staff in the home office and terminating certain operations outside the home office.

Since the inception of the project, approximately 1,460 employees have been terminated. As of December 31, 2002 and 2001, the liability for employee termination costs included in other liabilities was $12.4 million and $18.8 million, respectively. Employee termination costs, net of related pension and other post employment benefit curtailment gains, are included in other operating costs and expenses and were $19.2 million, $42.7 million and $18.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Benefits paid since the inception of the project were $100.2 million through December 31, 2002.

Earnings Per Share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period excluding the dilutive effects of options, warrants or convertible securities. Diluted earnings per share reflects the potential dilution that could occur if dilutive securities, such as options and non-vested stock grants, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Cumulative Effect of Accounting Changes. During the first quarter of 2001, the Company changed the method of accounting for the recognition of deferred gains and losses considered in the calculation of the annual expense for its employee pension plan under SFAS No. 87, "Employers' Accounting for Pensions," and for its postretirement health and welfare plans under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company changed the method of recognizing gains and losses from deferral within a 10% corridor and amortization of gains outside this corridor over the future working careers of the participants to deferral within a 5% corridor and amortization of gains and losses outside this corridor over the future working careers of the participants. The new method is preferable because in the Company's situation, it produces results that respond more quickly to changes in the market value of the plan assets while providing some measure to mitigate the impact of extreme short term swings in those market values. As a result, on January 1, 2001, the Company recorded a credit of $18.6 million (net of tax of $9.9 million), related to its employee benefit pension plans, and a credit of $4.7 million (net of tax of $2.6 million) related to its postretirement health and welfare plans. The total credit recorded as a cumulative effect of an accounting change was $23.3 million (net of tax of $12.5 million), or $0.07 of diluted earnings per share for the year ended December 31, 2001. This change in accounting increased net income for the year ended December 31, 2001 by $4.4 million. The unaudited pro forma results for the years ended December 31, 2001 and 2000, assuming this change in accounting had taken place as of the beginning of 2001 and 2000, would not be materially different from the reported results.

On January 1, 2001, the Company adopted SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." The adoption of SFAS No. 133, as amended, resulted in a charge to operations accounted for as a cumulative effect of accounting change of $16.1 million (net of tax of $8.3 million) as of January 1, 2001. In addition, as of January 1, 2001, a $227.6 million (net of tax of $122.6 million) cumulative effect of accounting change was recorded in other comprehensive income for (1) the transition adjustment in the adoption of SFAS No. 133, as amended, an increase of $40.5 million (net of tax of $21.8 million), and (2) the reclassification of $12.1 billion in securities from the held-to-maturity category to the available-for-sale category, an increase of $187.1 million (net of tax of $100.8 million).

Recent Accounting Pronouncements. *FASB Derivative Implementation Group Issue No. 36 – Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument*

In February 2002, the Derivative Implementation Group (DIG) exposed for comment SFAS No. 133 Implementation Issue No. 36, "Embedded Derivatives: Bifurcation of a Debt Instrument that Incorporates Both Interest Rate Risk and Credit Rate Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of that Instrument" (DIG B36). DIG B36 addresses whether FAS 133 requires bifurcation of a debt instrument into a debt host contract and an embedded derivative if the debt instrument incorporates both interest rate risk and credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. Under DIG B36 modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index are examples of arrangements containing embedded derivatives requiring bifurcation. DIG B36 is not expected to be finalized by the FASB until the second quarter of 2003.

If DIG B36 is finalized in its current form, the Company has determined that certain of its reinsurance receivables/(payables) and certain of its insurance products would contain embedded derivatives requiring bifurcation. The Company has not yet determined the fair value of the related embedded derivatives in these products. Management believes that the embedded derivatives would not have a material impact on the Company's consolidated financial positions, results of operations or cash flows.

FASB Interpretation 46 – Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," (FIN 46) which clarifies the consolidation accounting guidance of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," (ARB No. 51) to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (VIEs).

Controlling financial interests of a VIE are identified by the exposure of a party to the VIE to a majority of either the expected losses or residual rewards of the VIE, or both. Such parties are primary beneficiaries of the VIEs and FIN 46 requires that the primary beneficiary of a VIE consolidate the VIE. FIN 46 also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is either used or anticipated. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest that is acquired before February 1, 2003.

The Company cannot, at this time, reliably estimate the future potential impact of consolidating any VIEs with which it is involved. Additional liabilities recognized as a result of consolidating VIEs with which the Company is involved would not represent additional claims on the general assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIEs. Conversely, additional assets recognized as a result of consolidating these VIEs would not represent additional assets which the Company could use to satisfy claims against its general assets, rather they would be used only to settle additional liabilities recognized as a result of consolidating the VIEs. Refer to Note 3 – Relationships with Variable Interest Entities for a more complete discussion of the Company's relationships with VIEs, their assets and liabilities, and the Company's maximum exposure to loss as a result of its involvement with them.

SFAS No. 148 – Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation which is an optional alternative method of accounting presented in SFAS No. 123, "Accounting for Stock Based Compensation." In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148's amendment of the transition and annual disclosure provisions of SFAS No. 123 is effective for fiscal years ending after December 2002. The Company will adopt the fair value provisions of SFAS No. 123 as of January 1, 2003 and utilize the transition provisions described in SFAS No. 148, on a prospective basis to awards granted after December 31, 2002. Adoption of the fair value provisions of SFAS No. 123 will have a material impact on the Company's net income. The Company has adopted the disclosure provisions of SFAS No. 148, see Note 1 – Summary of Significant Accounting Policies, Stock-Based Compensation above, and Note 15 – Stock Compensation Plans.

For the periods covered by this report, Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" was applied. APB No. 25 provides guidance on how to account for the issuance of stock and stock options to employees. The Company adopted APB No. 25 upon its demutualization and IPO effective February 1, 2000. Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is recognized over the requisite vesting periods based on market value on the date of grant. APB No. 25 was amended by SFAS No. 123 to require pro forma disclosures of net income and earnings per share as if a "fair value" based method was used. On March 31, 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25" (FIN 44). FIN 44 clarifies guidance for certain issues that arose in the application of APB No. 25. The Company was required to adopt the Interpretation on July 1, 2000. FIN 44 did not have a material impact on the Company's results of operations or financial position.

FASB Interpretation No. 45 – Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires certain types of guarantees to be recorded by the guarantor as liabilities, at fair value. This differs from current practice, which generally requires recognition of a liability only when a potential loss is deemed to be probable and is reasonably estimable in amount. FIN 45 does not apply to guarantees that are accounted for under existing insurance accounting principles. FIN 45 requires more extensive disclosures of certain other types of guarantees, including certain categories of guarantees which are already accounted for under specialized accounting principles, such as SFAS No. 133, even when the likelihood of making any payments under the guarantee is remote.

Disclosure requirements are effective for financial statements of interim or annual periods ending after December 31, 2002. Refer to Note 11 – Commitments, Guarantees and Contingencies. Initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company cannot determine the impact, if any, of adopting FIN 45.

SFAS No. 146 – Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires recognition of a liability for exit or disposal costs, including restructuring costs, when the liability is incurred rather than at the date of an entity's commitment to a formal plan of action. SFAS No. 146 applies to one-time termination benefits provided to current employees that are involuntarily terminated under the terms of a one-time benefit arrangement. An ongoing benefit arrangement is presumed to exist if a company has a past practice of providing similar benefits. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

SFAS No. 142 – Goodwill and Other Intangible Assets

In January 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and other intangible assets deemed to have indefinite lives no longer be amortized to earnings, but instead be reviewed at least annually for impairment. Intangible assets with definite lives will continue to be amortized over their useful lives. The Company's adoption of SFAS No. 142 on January 1, 2002, and its cessation of amortization of previously amortizable goodwill and management contracts resulted in an increase in net income of $13.3 million (net of tax of $3.9 million) for the year ending December 31, 2002. The Company has performed the required initial impairment tests of goodwill and management contracts as of January 1, 2002, and has also performed the first annual impairment test as of September 30, 2002, based on the guidance in SFAS No. 142. The Company evaluated the goodwill and indefinite lived management contracts of each reporting unit for impairment using valuations of reporting units based on earnings and book value multiples and by reference to similar multiples of publicly traded peers. No goodwill or management contract impairments resulted from these required impairment tests.

As discussed above, the Company acquired Royal & Sun Alliance Life Insurance Company of Canada on October 1, 2001. This transaction resulted in the recognition of goodwill of $77.6 million on October 1, 2001. During 2002, the Royal & Sun Alliance Life Insurance Company of Canada purchase equation determination was completed and an adjustment was made to reduce previously recorded goodwill by $19.9 million. This adjustment had no effect on the current year's net income. In accordance with SFAS No. 142, the Company does not amortize this, or any portion of its goodwill. If the Company had not adopted SFAS No. 142, based on the original purchase price including all adjustments to date, the Company would have incurred additional amortization expense relating to the Royal & Sun Alliance Life Insurance Company of Canada goodwill of approximately $3.6 million and $1.0 million for the years ended December 31, 2002 and 2001.

Issue 01-10 – Accounting for the Impact of the Terrorist Attacks of September 11, 2001

In September 2001, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001." Issue 01-10 presents guidance relative to accounting for and financial reporting of the events of September 11, 2001 (the Events), including both how and when to measure, record and report losses and any resulting liabilities, which are directly attributable to the Events. Based on a comprehensive review of the Company's operations, the Company believes that the Events had no material financial impact on the Company's results of operations or financial position.

SFAS No. 141 – Business Combinations

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also clarifies the criteria to recognize intangible assets separately from goodwill, and prohibits the amortization of goodwill relating to acquisitions completed after July 1, 2001. SFAS No. 141 is effective for business combinations initiated after June 30, 2001.

Issue No. 99-20 – Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets

In January 2001, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." Issue 99-20 requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and specifies evaluation methods with which to evaluate these securities for an other-than-temporary decline in value. The adoption of EITF 99-20 did not have a material financial impact on the Company's results of operations or financial position.

Statement of Position 00-3 – Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts

In December 2000, the AICPA issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts." The SOP, which was adopted with respect to accounting for demutualization expenses by the Company on December 31, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. On October 1, 2001, the Company adopted the remaining provisions of SOP 00-3 which required the reclassification of $9,710.0 million and $12,035.9 million of closed block assets and liabilities, respectively at December 31, 2000, and $1,467.7 million and $1,343.6 million of closed block revenues, and benefits and expenses, respectively, for the period from February 1, 2000 (date of demutualization) to December 31, 2000, all of which were reclassified to other existing asset, liability, revenue, and benefit and expense accounts. The required implementation of SOP 00-3 also resulted in a reduction of net income of $20.2 million (net of tax of $6.6 million), or $0.06 diluted earnings per common share, for the period from February 1, 2000 to December 31, 2000 and $3.4 million (net of tax of $1.8 million), or $0.01 diluted earnings per common share, for the nine months ended September 30, 2001. Previously reported net income included higher than expected closed block results primarily to higher investment earnings and better mortality and lapse experience, which upon the adoption of SOP 00-3, were excluded from net income and set up in the PDO liability. Finally, adoption also resulted in the recognition of a policyholder dividend obligation of $77.0 million at December 31, 2000, which represents cumulative actual closed block earnings in excess of expected periodic amounts calculated at the date of the demutualization. See Note 6 – Closed Block, for a summary description of the closed block assets, liabilities, revenues and expenses.

SFAS No. 140 – Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 provides new accounting and reporting standards which are based on consistent application of a financial components approach that focuses on control. Under this approach, after a transfer of financial assets, the Company recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 140 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of SFAS No. 140 did not have a material impact on the Company's results of operations or financial position.

Codification. In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company and its domestic life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of the Company and its domestic life insurance subsidiaries have adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification is reported as an adjustment to surplus in the statutory-basis financial statements as of January 1, 2001. Implementation of Codification did not have a material impact on the Company's domestic life insurance subsidiaries' statutory-basis capital and surplus, and these companies remain in compliance with all regulatory and contractual obligations.

Related Party Transactions. Certain directors of the Company are members or officers of other entities that periodically perform services for or have other transactions with the Company. Such transactions are subject to bidding procedures or are otherwise entered into on terms comparable to those that would be available to unrelated third parties and are not material to the Company's results of operations or financial condition.

The Company provides certain administrative and asset management services to its pension plans and employee welfare trust (the Plans). Fees paid to the Company for these services were $7.7 million, $9.3 million and $7.3 million during the years ended December 31, 2002, 2001 and 2000, respectively.

Note 2 – Investments

The following information summarizes the components of net investment income and net realized investment and other gains (losses):

Years Ended December 31,	2002	2001	2000
(in millions)			
Net Investment Income			
Fixed maturities	$3,235.8	$2,890.8	$2,624.6
Equity securities	30.7	49.1	52.5
Mortgage loans on real estate	876.9	869.8	886.7
Real estate	82.3	76.4	97.1
Policy loans	125.1	123.9	118.6
Short-term investments	10.5	72.6	166.5
Other	(193.2)	110.7	186.3
Gross investment income	4,168.1	4,193.3	4,132.3
Less investment expenses	234.0	248.4	267.5
Net investment income	$3,934.1	$3,944.9	$3,864.8

Years Ended December 31,	2002	2001	2000
(in millions)			
Net realized investment and other gains (losses), net of related amortization of deferred policy acquisition costs, amounts credited to the policyholder dividend obligation and amounts credited to participating pension contractholders			
Fixed maturities	$(652.9)	$(393.6)	$(138.4)
Equity securities	94.2	164.6	204.7
Mortgage loans on real estate and real estate to be disposed of	(7.3)	(70.5)	(10.4)
Derivatives and other invested assets	41.5	49.3	44.5
Amortization adjustment for deferred policy acquisition costs	34.6	26.4	9.3
Amounts credited to participating pension contractholders	23.3	(42.3)	(6.9)
Amounts credited to the policyholder dividend obligation	11.9	17.0	(14.1)
Net realized investment and other gains (losses), net of related amortization of deferred policy acquisition costs, amounts credited to the policyholder dividend obligation and amounts credited to participating pension contractholders	$(454.7)	$(249.1)	$ 88.7

Gross gains of $352.3 million in 2002, $463.6 million in 2001 and $398.5 million in 2000, and gross losses of $185.7 million in 2002, $182.9 million in 2001 and $227.8 million in 2000, were realized on the sale of available-for-sale securities.

The Company's investments in held-to-maturity securities and available-for-sale securities are summarized below:

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(in millions)				
Held-to-Maturity:				
Corporate securities	$ 1,194.8	$ 32.3	$ 5.2	$ 1,221.9
Mortgage-backed securities	533.3	30.0	7.6	555.7
Obligations of states and political subdivisions	4.1	0.1	–	4.2
Fixed maturities held-to-maturity total	$ 1,732.2	$ 62.4	$ 12.8	$ 1,781.8
Available-for-Sale:				
Corporate securities	$35,564.9	$1,941.1	$1,182.3	$36,323.7
Mortgage-backed securities	7,178.4	394.1	271.0	7,301.5
Obligations of states and political subdivisions	312.8	24.2	–	337.0
Debt securities issued by foreign governments	1,487.9	178.4	2.9	1,663.4
U.S. Treasury securities and obligations of U.S. government corporations and agencies	211.0	10.9	0.2	221.7
Fixed maturities available-for-sale total	44,755.0	2,548.7	1,456.4	45,847.3
Equity securities	624.7	85.1	37.5	672.3
Total fixed maturities and equity securities available-for-sale	$45,379.7	$2,633.8	$1,493.9	$46,519.6

The Company's investments in held-to-maturity securities and available-for-sale securities are summarized below:

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(in millions)				
Held-to-Maturity:				
Corporate securities	$ 1,080.4	$ 28.3	$ 15.8	$ 1,092.9
Mortgage-backed securities	844.9	14.5	43.0	816.4
Obligations of states and political subdivisions	4.7	0.1	–	4.8
Fixed maturities held-to-maturity total	$ 1,930.0	$ 42.9	$ 58.8	$ 1,914.1
Available-for-Sale:				
Corporate securities	$31,234.1	$1,300.3	$1,002.8	$31,531.6
Mortgage-backed securities	5,450.4	130.5	98.9	5,482.0
Obligations of states and political subdivisions	111.7	5.4	0.2	116.9
Debt securities issued by foreign governments	1,643.2	98.6	11.9	1,729.9
U.S. Treasury securities and obligations of U.S. government corporations and agencies	302.6	3.8	6.5	299.9
Fixed maturities available-for-sale total	38,742.0	1,538.6	1,120.3	39,160.3
Equity securities	752.3	187.4	52.9	886.8
Total fixed maturities and equity securities available-for-sale	$39,494.3	$1,726.0	$1,173.2	$40,047.1

The amortized cost and fair value of fixed maturities at December 31, 2002, by contractual maturity, are shown below:

	Amortized Cost	Fair Value
(in millions)		
Held-to-Maturity:		
Due in one year or less	$ 19.2	$ 18.8
Due after one year through five years	32.7	44.4
Due after five years through ten years	195.8	202.0
Due after ten years.	951.2	960.9
	1,198.9	1,226.1
Mortgage-backed securities	533.3	555.7
Total	$ 1,732.2	$ 1,781.8
Available-for-Sale:		
Due in one year or less	$ 2,181.5	$ 2,223.3
Due after one year through five years	11,169.0	11,378.3
Due after five years through ten years	13,070.8	13,440.3
Due after ten years	11,155.3	11,503.9
	37,576.6	38,545.8
Mortgage-backed securities	7,178.4	7,301.5
Total	$44,755.0	$45,847.3

Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

The change in net unrealized gains (losses) on trading securities that has been included in earnings during 2002, 2001 and 2000 amounted to $(5.9) million, ($23.4) million and $7.9 million, respectively.

The Company participates in a security lending program for the purpose of enhancing income on securities held. At December 31, 2002 and 2001, $625.5 million and $775.4 million, respectively, of the Company's securities, at market value, were on loan to various brokers/dealers, and were fully collateralized by cash and highly liquid securities. The market value of the loaned securities is monitored on a daily basis, and the collateral is maintained at a level of at least 102% of the loaned securities' market value.

For 2002, 2001 and 2000, investment results passed through to participating pension contractholders as interest credited to policyholders' account balances amounted to $168.3 million, $170.5 million, and $171.7 million, respectively.

Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the loan agreement. The valuation allowance is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or is based on the collateral value of the loan if the loan is collateral dependent. This level is believed adequate by management to absorb estimated probable credit losses that exist at the balance sheet date. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of net realized investment and other gains (losses). Interest received on impaired mortgage loans on real estate is included in interest income in the period received. If foreclosure becomes probable, the measurement method used is based on the collateral value. Foreclosed real estate is recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Changes in the allowance for probable losses on mortgage loans on real estate and real estate to be disposed of are summarized below.

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
(in millions)				
Year ended December 31, 2002				
Mortgage loans on real estate	$113.7	$ 7.8	$ 59.5	$ 62.0
Real estate to be disposed of	83.6	32.4	113.2	2.8
Total	$197.3	$40.2	$172.7	$ 64.8
Year ended December 31, 2001				
Mortgage loans on real estate	$ 83.6	$37.8	$ 7.7	$113.7
Real estate to be disposed of	43.5	46.0	5.9	83.6
Total	$127.1	$83.8	$ 13.6	$197.3
Year ended December 31, 2000				
Mortgage loans on real estate	$110.4	$ 5.4	$ 32.2	$ 83.6
Real estate to be disposed of	58.1	17.1	31.7	43.5
Total	$168.5	$22.5	$ 63.9	$127.1

At December 31, 2002 and 2001, the total recorded investment in mortgage loans that are considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," along with the related provision for losses were as follows:

December 31,	2002	2001
(in millions)		
Impaired mortgage loans on real estate with provision for losses	$ 61.0	$105.4
Provision for losses	(17.5)	(43.5)
Net impaired mortgage loans on real estate	$ 43.5	$ 61.9

The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

Year Ended December 31,	2002	2001	2000
(in millions)			
Average recorded investment in impaired loans	$83.2	$81.5	$102.4
Interest income recognized on impaired loans	5.0	8.4	2.9

The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

Restructured mortgage loans aggregated $54.8 million and $285.4 million as of December 31, 2002 and 2001, respectively. The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:

Years Ended December 31,	2002	2001	2000
(in millions)			
Expected	$4.8	$24.3	$16.7
Actual	4.7	23.0	16.6

At December 31, 2002, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:

Property Type	Carrying Amount	Geographic Concentration	Carrying Amount
(in millions)			
Apartments	$ 2,072.0	East North Central	$ 1,108.6
Hotels	483.8	East South Central	433.4
Industrial	1,091.2	Middle Atlantic	1,456.1
Office buildings	2,991.2	Mountain	495.1
Retail	1,996.9	New England	800.0
Multi-Family	40.4	Pacific	2,152.4
Mixed Use	156.1	South Atlantic	2,243.4
Agricultural	2,650.9	West North Central	453.2
Other	385.2	West South Central	959.8
		Canada/Other	1,765.7
Allowance for losses	(62.0)	Allowance for losses	(62.0)
Total	$11,805.7	Total	$11,805.7

Mortgage loans with outstanding principal balances of $21.5 million, bonds with amortized cost of $368.4 million and real estate with a carrying value of $0.7 million were non-income producing for the year ended December 31, 2002.

The Company originates commercial mortgages and sells them to Commercial Mortgage Backed Securities Trusts (Trusts), and in certain cases, retains servicing rights to the mortgages sold. These Trusts are QSPEs in accordance with SFAS No. 140 and therefore, as transferor of financial assets to these Trusts, the Company is prohibited from using consolidation accounting for its relationships with them. In accordance with FIN 46, this prohibition will continue. During 2002, 2001 and 2000, the Company sold $343.5 million, $592.1 million and $359.2 million of commercial mortgage loans in securitization transactions, respectively, for which it received net proceeds of $345.2 million, $596.0 million and $362.2 million, respectively, from which it recognized pre-tax gains of $1.9 million, $5.4 million and $3.4 million, respectively, and from which it retained servicing assets of $0.3 million, $1.5 million, and $0.4 million, respectively. The Company's mortgage servicing assets were valued, in the aggregate, at $5.1 million and $6.4 million at December 31, 2002 and 2001, respectively.

Depreciation expense on investment real estate was $4.4 million, $6.0 million, and $9.5 million in 2002, 2001 and 2000, respectively. Accumulated depreciation was $56.6 million and $70.5 million at December 31, 2002 and 2001, respectively.

Investments in other assets, which include unconsolidated joint ventures, partnerships, and limited liability corporations, accounted for using the equity method of accounting totaled $1,444.4 million and $1,062.1 million at December 31, 2002 and 2001, respectively. Total combined assets of such investments were $14,579.8 million and $12,541.6 million (consisting primarily of investments), and total combined liabilities were $2,564.6 million and $1,108.6 million (including $1,109.7 million and $580.0 million of debt) at December 31, 2002 and 2001, respectively. Total combined revenues and expenses of these investments in 2002 were $890.6 million and $925.0 million, respectively, resulting in $34.4 million of total combined loss from operations. Total combined revenues and expenses in 2001 were $942.5 million and $645.2 million, respectively, resulting in $297.3 million of total combined income from operations. Net investment income on investments accounted for on the equity method totaled $66.8 million, $56.4 million and $143.8 million in 2002, 2001, and 2000 respectively.

Note 3 – Relationships with Variable Interest Entities

The Company has relationships with various types of special purpose entities (SPEs) and other entities, some of which are variable interest entities (VIEs), as discussed in Note 1 – Summary of Significant Accounting Policies above. Presented below are discussions of the Company's significant relationships with and certain summarized financial information for these entities.

As explained in Note 1 – Summary of Significant Accounting Policies above, additional liabilities recognized as a result of consolidating VIEs in which the Company is involved would not represent additional claims on the general assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIEs. These additional liabilities are non-recourse to the general assets of the Company. Conversely, additional assets recognized as a result of consolidating these VIEs would not represent additional assets which the Company could use to satisfy claims against its general assets, rather they would be used only to settle additional liabilities recognized as a result of consolidating the VIEs.

Collateralized Debt Obligations (CDOs). The Company acts as investment advisor to certain asset backed investment vehicles, commonly known as collateralized debt obligations (CDOs). The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. CDOs raise capital by issuing debt and equity securities, and use their capital to invest in portfolios of interest bearing securities. The returns from a CDO's portfolio of investments are used by the CDO to finance its operations including paying interest on its debt and paying advisory fees and other expenses. Any net income or net loss is shared by the CDO's equity owners and, in certain circumstances where we manage the CDO, positive investment experience is shared by the Company through variable performance management fees. Any net losses are borne first by the equity owners to the extent of their investments, and then by debt owners in ascending order of subordination or are borne by the issuer of seperate account insurance policies. See Note 1 – Summary of Significant Accounting Policies above for a discussion of separate account accounting.

If a CDO does not have sufficient controlling equity capital to finance its expected losses at its origination, in accordance with FASB Interpretation No. 46 – "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46), the CDO is defined as a VIE for purposes of determining and evaluating the appropriate consolidation criteria. While all CDOs are not VIEs, in accordance with FIN 46, where the Company is the primary beneficiary of the CDO, and the CDO is a VIE, the Company will consolidate the financial statements of the CDO into its own financial statements as of July 1, 2003.

In accordance with existing consolidation accounting principles, the Company currently consolidates a CDO only when the Company owns a majority of the CDO's equity, and will continue this practice for CDOs which are not considered VIEs. The Company has not yet finalized its determination of whether each CDO should be considered a VIE, or if each is a VIE, whether the Company would be the primary beneficiary of each.

Owners of securities of CDOs advised by the Company have no recourse to the Company's assets in the event of default by the CDO, unless the Company has guaranteed such securities directly for investors. The Company's risk of loss from any CDO it manages, or in which it invests, is limited to its investment in the CDO and any such guarantees it may have made. All of these guarantees are accounted for under existing insurance industry accounting principles, and the guaranteed assets are recorded on the Company's consolidated balance sheets, at their fair value, as separate account assets. The Company believes it is reasonably possible that it may consolidate one or more of the CDOs which it manages, or will be required to disclose information about them, or both, as of September 30, 2003, as a result of adopting FIN 46. The table below presents summary financial data for CDOs which the Company manages, and data relating to the Company's maximum exposure to loss as a result of its relationships with them. The Company has determined that it is not the primary beneficiary of any CDO in which it invests but does not manage and thus will not be required to consolidate any of them. Credit ratings are provided by credit rating agencies, and relate to the debt issued by the CDOs in which the Company has invested.

December 31	2002	2001
(in millions)		
Total size of Company-Managed CDOs		
Total assets	$6,220.9	$6,368.3
Total debt	3,564.4	3,436.0
Total other liabilities	2,429.7	2,664.3
Total liabilities	5,994.1	6,100.3
Total equity	226.8	268.0
Total liabilities and equity	$6,220.9	$6,368.3

December 31	2002		2001	
(in millions, except percents)				
Maximum exposure of the Company to losses from Company-Managed CDOs				
Investments in tranches of Company-managed CDOs, by credit rating (Moody's/Standard & Poor's):				
Aaa/AAA	$380.2	53.8%	$502.9	58.9%
A3/A-	14.5	2.1	14.5	1.7
Baa2/BBB	218.0	31.0	218.0	25.6
Ba2/BB	7.0	1.0	18.5	2.2
B3/B-	6.0	0.8	–	–
Not rated (equity)	79.8	11.3	98.9	11.6
Total Company exposure	$705.5	100.0%	$852.8	100.0%

The Company has determined that each of its relationships with any CDO which it does not manage is not significant, and has therefore not included information related to CDOs which it does not manage above.

Low-Income Housing Properties. The Company generates income tax benefits by investing in apartment properties (the Properties) that qualify for low income housing and/or historic tax credits. The Company invests in the Properties directly, and also invests indirectly via limited partnership real estate investment funds (the Funds), which are consolidated into the Company's financial statements. The Properties are organized as limited partnerships or limited liability companies each having a managing general partner or a managing member. The Company is usually the sole limited partner or investor member in each Property; it is not the general partner or managing member in any Property.

The Properties typically raise additional capital by qualifying for long-term debt, which at times is guaranteed or otherwise subsidized by federal or state agencies, or by Fannie Mae. In certain cases, the Company invests in the mortgages of the Properties, which are non-recourse to the general assets of the Company. In the event of default by a mortgagee of a Property, the mortgage is subject to foreclosure. Conversely, the assets of the Properties are not available to satisfy claims against the general assets of the Company. No Property in which the Company has been involved has undergone foreclosure. The Company's maximum loss in relation to the Properties is limited to its equity investment in the Properties, future equity commitments made, and where the Company is the mortgagor, the outstanding balance of the mortgages originated for the Properties, and outstanding mortgage commitments the Company has made to the Properties.

The Company currently uses the equity method of accounting for its investments in the Properties. In some cases, the Company receives distributions from the Properties which are based on a portion of the actual cash flows and receives Federal income tax credits in recognition of its investments in each of the Properties for a period of ten years.

The Company is evaluating whether the Properties are VIEs in accordance with FIN 46. The Company considers it reasonably possible that it may consolidate each property, or be required to disclose information about them, as a result of adopting FIN 46. The table below presents summary financial data for the Properties, and data relating to the Company's maximum exposure to loss as a result of these relationships.

December 31	2002	2001
(in millions)		
Total size of Properties (1)		
Total assets	$682.2	$550.2
Total debt	396.4	326.6
Total other liabilities	101.8	81.1
Total liabilities	498.2	407.7
Total equity	184.0	142.5
Total liabilities and equity	$682.2	$550.2

(1) Certain data is reported with a one-year delay, due to the delayed availability of audited financial statements of the properties.

December 31	2002	2001
(in millions)		
Maximum exposure of the Company to losses from Properties		
Equity investment in the Properties (1)	$177.0	$134.3
Outstanding Equity capital commitments to the Properties	139.4	102.9
Carrying value of mortgages for the Properties	65.2	62.5
Outstanding mortgage commitments to the Properties	5.1	4.8
Total Company exposure	$386.7	$304.5

(1) Certain data is reported with a one-year delay, due to the delayed availability of audited financial statements of the Funds.

Other. The Company has a number of relationships with a disparate group of entities (Other Entities), which result from the Company's direct investment in their equity and/or debt of the Other Entities. Two are energy investment partnerships, one is an investment fund organized as a limited partnership, one is a ski resort developer/operator, one is a step-van manufacturer and one is a steel spring manufacturing company whose debt the Company invested in, and which subsequently underwent a corporate reorganization. The Company is evaluating whether each is a VIE, but considers it reasonably possible that it may consolidate each of these entities or be required to disclose information about them, as a result of adopting FIN 46. The Company has made no guarantees to any other parties involved with these entities, and has no further equity or debt commitments to them. The Company's maximum exposure to loss as a result of its relationships with these entities is limited to its investment in them.

The table below presents summary financial data for the Properties, and data relating to the Company's maximum exposure to loss as a result of its relationships with the Other Entities.

December 31	2002	2001
(in millions)		
Total size of Other Entities (1)		
Total assets	$301.6	$339.7
Total debt	310.7	308.3
Total other liabilities	66.2	88.0
Total liabilities	376.9	396.3
Total equity (2)	(75.3)	(56.6)
Total liabilities and equity	$301.6	$339.7

(1) Certain data is reported with up to a one-year delay, due to the delayed availability of audited financial statements of the Other Entities.
(2) The negative equity results from the inclusion of the ski resort operator mentioned above in the table. The entity has an accumulated deficit from prior operations, but is current on its debt service and is cash flow positive. The total equity shown above has not been adjusted to remove the portion attributable to other shareholders.

December 31	2002	2001
(in millions)		
Maximum exposure of the Company to losses from Other Entities (1)		
Combined equity and debt investments in the Other Entities	$153.7	$126.8
Total Company exposure	$153.7	$126.8

(1) The Company's maximum exposure to loss is limited to its investments of debt and equity securities of these entities, which are carried at fair value on the Company's financial statements.

Note 4 – Derivatives and Hedging Instruments

The fair value of derivative instruments classified as assets at December 31, 2002 and 2001 were $343.5 million and $334.3 million, respectively, and appear on the consolidated balance sheet in other assets. The fair value of derivative instruments classified as liabilities at December 31, 2002 and 2001 were $1,185.9 million and $586.7 million, respectively, and appear on the consolidated balance sheet in other liabilities.

Fair Value Hedges. The Company uses interest rate futures contracts and interest rate swap agreements as part of its overall strategies of managing the duration of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements is accrued and recognized as a component of net investment income.

The Company also manages interest rate exposure by using interest rate swap agreements to modify certain liabilities, such as fixed rate debt and Constant Maturity Treasuries (CMT) indexed liabilities, by converting them to a LIBOR-based floating rate.

The Company enters into purchased interest rate cap agreements, cancelable interest rate swap agreements, and written swaptions to manage the interest rate exposure of options that are embedded in certain assets and liabilities. A written swaption obligates the Company to enter into an interest rate agreement on the expiration date contingent on future interest rates. Purchased interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap or floor interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal). Amounts earned on interest rate cap and floor agreements and swaptions are recorded as an adjustment to net investment income.

The Company uses equity collar agreements to reduce its equity market exposure with respect to certain common stock investments that the Company holds. A collar consists of a written call option that limits the Company's potential for gain from appreciation in the stock price as well as a purchased put option that limits the Company's potential for loss from a decline in the stock price.

Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates. The net differential to be paid or received on currency rate swap agreements is accrued and recognized as a component of net investment income.

For the years ended December 31, 2002 and 2001, the Company recognized a net loss of $19.5 million and a net loss of $16.5 million, respectively, related to the ineffective portion of its fair value hedges, and a net loss of $6.4 million and a net gain of $1.9 million, respectively, related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. Both of these amounts are recorded in net realized investment and other gains and losses. For years ended December 31, 2002 and 2001, all of the Company's hedged firm commitments qualified as fair value hedges.

Cash Flow Hedges. The Company uses forward starting interest rate swap agreements to hedge the variable cash flows associated with future fixed income asset acquisitions, which will support the Company's long-term care and life insurance businesses. These agreements will reduce the impact of future interest rate changes on the cost of acquiring adequate assets to support the investment income assumptions used in pricing these products. During the periods in the future when the acquired assets are held by the Company, the accumulated gain or loss will be amortized into investment income as a yield adjustment on the assets.

The Company uses interest rate futures contracts to hedge the variable cash flows associated with variable benefit payments that it will make on certain annuity contracts. Amounts are reclassified from other comprehensive income when benefit payments are made.

For the years ended December 31, 2002 and 2001, the Company recognized a gain of $7.2 million and a loss of $0.2 million, respectively, related to the ineffective portion of its cash flow hedges. These amounts are recorded in net realized investment and other gains and losses. For the year ended December 31, 2001, all of the Company's hedged forecast transactions qualified as cash flow hedges.

For the year ended December 31, 2002, a net gain of $0.5 million and a net loss of $0.2 million, respectively, were reclassified from other accumulated comprehensive income to earnings. It is anticipated that approximately $3.5 million will be reclassified from other accumulated comprehensive income to earnings within the next twelve months. The maximum length for which variable cash flows are hedged is 24 years.

For the year ended December 31, 2002, none of the Company's cash flow hedges have been discontinued because it was probable that the original forecasted transactions would not occur by the end of the originally specified time period documented at inception of the hedging relationship.

The transition adjustment for the adoption of SFAS No. 133, as amended, resulted in an increase in other comprehensive income of $23.0 million (net of tax of $12.3 million) representing the accumulation in other comprehensive income of the effective portion of the Company's cash flow hedges as of January 1, 2001. For the years ended December 31, 2002 and 2001, $175.4 million of gain (net of tax of $94.5 million) and $3.8 million of loss (net of tax of $2.1 million) representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges was added to accumulated other comprehensive income, resulting in a balance of $194.5 million (net of tax of $104.8 million) and $19.1 million (net of tax of $10.3 million), respectively.

Derivatives Not Designated as Hedging Instruments. The Company enters into interest rate swap agreements, cancelable interest rate swap agreements, total return swaps, interest rate futures contracts, and interest rate cap and floor agreements to manage exposure to interest rates as described above under Fair Value Hedges, without designating the derivatives as hedging instruments.

In addition the Company used interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses, without designating the derivatives as hedging instruments.

The Company enters into equity indexed futures contracts and equity indexed option contracts and equity swaps to generate investment return related to equity indexed universal life insurance policies. For the years ended December 31, 2002, 2001 and 2000, $6.1 million, $10.0 million and $14.5 million, respectively, of losses on these derivatives are included in benefits to policyholders and are offset by crediting similar amounts to policyholders' accounts.

Note 5 – Income Taxes

The Company files a life/non-life insurance company consolidated federal income tax return. The life insurance company sub-group includes three domestic life insurance companies (the Life Company, John Hancock Variable Life Insurance Company and Investors Partner Life Insurance Company) and a Bermuda life insurance company (John Hancock Reassurance Company, Ltd.) that is treated as a U.S. company for federal income tax purposes. The non-life insurance company subgroup consists of John Hancock Financial Services, Inc., John Hancock Subsidiaries, LLC and John Hancock International Holdings, Inc.

In addition to taxes on operations, mutual life insurance companies are charged an equity base tax. The Mutual Company was a mutual life insurance company for the entire year 1999, therefore it was subject to the re-computation of its 1999 equity base tax liability in its 2000 tax return. The equity base tax is determined by application of an industry-based earnings rate to the Mutual Company's average equity base, as defined by the Internal Revenue Code. The industry earnings rate is determined by the Internal Revenue Service (IRS) and is not finalized until the subsequent year.

Income before income taxes and cumulative effect of accounting changes includes the following:

Years Ended December 31,	2002	2001	2000
(in millions)			
Domestic	$521.5	$760.2	$1,088.7
Foreign	114.7	65.9	69.6
Income before income taxes and cumulative effect of accounting changes	$636.2	$826.1	$1,158.3

The components of income taxes were as follows:

Years Ended December 31,	2002	2001	2000
(in millions)			
Current taxes:			
Federal	$ 46.4	$ (38.6)	$ 12.2
Foreign	37.2	8.6	7.5
State	4.6	4.6	12.0
	88.2	(25.4)	31.7
Deferred taxes:			
Federal	42.8	235.9	285.8
Foreign	12.4	10.8	23.1
State	(6.7)	(6.7)	(1.0)
	48.5	240.0	307.9
Total income taxes	$136.7	$214.6	$339.6

A reconciliation of income taxes computed by applying the federal income tax rate to income before income taxes and the consolidated income tax expense charged to operations follows:

Years Ended December 31,	2002	2001	2000
(in millions)			
Tax at 35%	$222.7	$289.1	$405.4
Add (deduct):			
Equity base tax	–	(13.4)	(46.0)
Prior year taxes	(6.6)	11.4	(0.3)
Tax credits	(36.4)	(28.1)	(20.6)
Foreign taxes	2.0	1.3	0.4
Tax exempt investment income	(35.6)	(32.4)	(16.4)
Lease income	(25.5)	(15.6)	–
Other	16.1	2.3	17.1
Total income taxes	$136.7	$214.6	$339.6

The significant components of the Company's deferred tax assets and liabilities were as follows:

December 31,	2002	2001 (1)
(in millions)		
Deferred tax assets:		
Policy reserve adjustments	$ 607.9	$ 676.7
Dividends payable to policyholders	135.2	158.6
Interest	32.5	26.0
Other employee benefits	154.5	144.8
Book over tax basis of investments	233.4	118.1
Unearned premium	182.8	185.8
Total deferred tax assets	1,346.3	1,310.0
Deferred tax liabilities:		
Deferred policy acquisition costs	1,087.6	986.5
Pension plan expense	76.0	83.7
Depreciation	19.4	32.3
Basis in partnerships	65.1	61.7
Market discount on bonds	18.9	18.0
Lease income	772.7	624.0
Goodwill	80.3	83.2
Unrealized gains	226.1	170.0
Capitalized charges related to mutual funds	12.7	31.5
Other	19.1	42.2
Total deferred tax liabilities	2,377.9	2,133.1
Net deferred tax liabilities	$1,031.6	$ 823.1

(1) Reclassifications of certain prior year data have been made for comparative purposes.

The Company made income tax payments of $65.2 million and $1.7 million, and received an income tax refund of $25.7 million in 2002, 2001 and 2000, respectively.

Note 6 – Closed Block

As of February 1, 2000, the Company established a closed block for the benefit of certain classes of individual or joint traditional participating whole life insurance policies for which the Company had a dividend scale payable in 1999 and individual term life insurance policies that were in force on February 1, 2000. Assets were allocated to the closed block in an amount that, together with anticipated revenues from policies included in the closed block, was reasonably expected to be sufficient to support such business, including provision for payment of benefits, direct asset acquisition and disposition costs, and taxes, and for continuation of dividend scales payable in 1999, assuming experience underlying such dividend scales continues. Assets allocated to the closed block inure solely to the benefit of the holders of the policies included in the closed block and will not revert to the benefit of the shareholders of the Company. No reallocation, transfer, borrowing, or lending of assets can be made between the closed block and other portions of the Company's general account, any of its separate accounts, or any affiliate of the Company without approval of the Massachusetts Division of Insurance.

If, over time, the aggregate performance of the closed block assets and policies is better than was assumed in funding the closed block, dividends to policyholders will be increased. If, over time, the aggregate performance of the closed block assets and policies is less favorable than was assumed in the funding, dividends to policyholders could be reduced.

The assets and liabilities allocated to the closed block are recorded in the Company's financial statements on the same basis as other similar assets and liabilities. The carrying amount of closed block liabilities in excess of the carrying amount of closed block assets at the date of demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the maximum future earnings from the assets and liabilities designated to the closed block that can be recognized in income over the period the policies in the closed block remain in force. The Company has developed an actuarial calculation of the timing of such maximum future shareholder earnings, and this is the basis of the policyholder dividend obligation.

If actual cumulative earnings are greater than expected cumulative earnings, only expected earnings will be recognized in income. Actual cumulative earnings in excess of expected cumulative earnings represents undistributed accumulated earnings attributable to policyholders, which are recorded as a policyholder dividend obligation because the excess will be paid to closed block policyholders as an additional policyholder dividend unless otherwise offset by future performance of the closed block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in income.

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders' benefits, policyholder dividends, premium taxes, guaranty fund assessments, and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions and net investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business, all of which enter into the determination of total gross margins of closed block policies for the purpose of the amortization of deferred acquisition costs. The amounts shown in the following tables for assets, liabilities, revenues and expenses of the closed block are those that enter into the determination of amounts that are to be paid to policyholders.

The following tables set forth certain summarized financial information relating to the closed block as of the dates indicated:

December 31,	2002	2001
(in millions)		
Liabilities		
Future policy benefits	$10,509.0	$10,198.7
Policyholder dividend obligation	288.9	251.2
Policyholders' funds	1,504.0	1,460.9
Policyholder dividends payable	432.3	433.4
Other closed block liabilities	111.7	53.7
Total closed block liabilities	$12,845.9	$12,397.9
Assets		
Investments		
Fixed maturities:		
Held-to-maturity – at amortized cost (fair value: 2002 – $97.1; 2001 – $100.7)	$ 86.0	$ 103.3
Available-for-sale – at fair value (cost: 2002 – $5,580.2; 2001 – $5,204.0)	5,823.2	5,320.7
Equity securities:		
Available-for-sale – at fair value (cost: 2002 – $10.5; 2001 – $8.8)	12.4	13.4
Mortgage loans on real estate	1,665.8	1,837.0
Policy loans	1,555.1	1,551.9
Short-term investments	25.2	–
Other invested assets	212.4	83.1
Total investments	9,380.1	8,909.4
Cash and cash equivalents	244.0	192.1
Accrued investment income	156.3	158.9
Other closed block assets	327.6	297.5
Total closed block assets	$10,108.0	$ 9,557.9
Excess of reported closed block liabilities over assets designated to the closed block	$ 2,737.9	$ 2,840.0
Portion of above representing other comprehensive income:		
Unrealized appreciation (depreciation), net of tax of $(84.0) million and $(43.3) million at 2002 and 2001, respectively	155.9	80.1
Allocated to the policyholder dividend obligation, net of tax $88.8 million and $50.8 million at 2002 and 2001, respectively	(164.9)	(94.4)
Total	(9.0)	(14.3)
Maximum future earnings to be recognized from closed block assets and liabilities	$ 2,728.9	$ 2,825.7

December 31,	2002	2001
(in millions)		
Change in the policyholder dividend obligation:		
Balance at beginning of period	$251.2	$ 77.0
Impact on net income before income taxes	(70.8)	42.5
Unrealized investment gains (losses)	108.5	67.1
Cumulative effect of change in accounting principle (1)	–	64.6
Balance at end of period	$288.9	$251.2

(1) The cumulative effect of change in accounting principle represents the impact of transferring fixed maturities from held-to-maturity to available-for-sale as part of the adoption of SFAS No. 133 effective January 1, 2001. See Note 1.

	Year Ended December 31,		For the period February 1 through December 31,
	2002	2001	2000
(in millions)			
Revenues			
Premiums	$ 969.9	$ 940.0	$ 865.0
Net investment income	663.9	667.5	591.6
Net realized investment and other gains (losses), net of amounts credited to the policyholder dividend obligation of $(11.9) million, $(17.0) million and $14.1 million, respectively	(5.2)	(3.6)	(2.9)
Other closed block revenues	0.1	0.6	(0.6)
Total closed block revenues	1,628.7	1,604.5	1,453.1
Benefits and Expenses			
Benefits to policyholders	1,057.6	924.4	870.0
Change in the policyholder dividend obligation	(60.2)	54.9	46.6
Other closed block operating costs and expenses	(5.2)	(6.3)	(10.0)
Dividends to policyholders	489.7	474.9	407.1
Total benefits and expenses	1,481.9	1,447.9	1,313.7
Closed block revenues, net of closed block benefits and expenses, before income taxes and cumulative effect of accounting change	146.8	156.6	139.4
Income taxes, net of amounts credited to the policyholder dividend obligation of $1.3 million, $4.6 million, and $2.8 million, respectively	50.0	53.0	52.3
Closed block revenues, net of closed block benefits and expenses and income taxes, before cumulative effect of accounting change	96.8	103.6	87.1
Cumulative effect of accounting change, net of tax	–	(1.4)	–
Closed block revenues, net of closed block benefits and expenses, income taxes and the cumulative effect of accounting change	$ 96.8	$ 102.2	$ 87.1

Maximum future earnings from closed block assets and liabilities:

Year Ended December 31,	2002	2001
(in millions)		
Beginning of period	$2,825.7	$2,927.9
End of period	2,728.9	2,825.7
Change during period	$ (96.8)	$ (102.2)

Note 7 – Debt and Line of Credit

Short-term and long-term debt consists of the following:

December 31,	2002	2001
(in millions)		
Short-term debt:		
Commercial paper	$ 249.4	$ –
Current maturities of long-term debt	99.5	81.0
Total short-term debt	348.9	81.0
Long-term debt:		
Surplus Notes, 7.38% maturing in 2024	447.4	447.3
Bond payable, 5.625%, maturing in 2008	498.8	498.6
Notes payable, interest ranging from 4.67% to 12.0%, due in varying amounts to 2013	489.8	494.2
Total long-term debt	1,436.0	1,440.1
Less current maturities	(99.5)	(81.0)
Long-term debt	1,336.5	1,359.1
Total long and short-term debt before fair value adjustments	1,685.4	1,440.1
Fair value adjustments related to interest rate swaps (1)	113.8	43.0
Total long and short-term debt after fair value adjustments	$1,799.2	$1,483.1
Consumer notes:		
Notes payable, interest ranging from 2.65% to 6.00%, due in varying amounts to 2032	$ 290.2	$ –

(1) As part of its interest rate management, the Company uses interest rate swaps to convert the interest expense on the Surplus Notes from fixed to variable. Under FAS 133, these swaps are designated as fair value hedges, which results in the carrying value of the notes being adjusted for changes in fair value.

The Company issues commercial paper primarily to meet working capital needs. The Company had commercial paper with a book value of $249.4 million and a face value of $250.0 million outstanding at December 31, 2002. The weighted-average interest rate for outstanding commercial paper at December 31, 2002 was 1.52%. The weighted-average life for outstanding commercial paper at December 31, 2002 was approximately 29 days. Commercial paper borrowing arrangements are supported by a syndicated line of credit. The Company had no commercial paper outstanding at December 31, 2001.

The issuance of Surplus Notes by the Life Company was approved by the Massachusetts Commissioner of Insurance, and any payments of interest or principal on the Surplus Notes requires the prior approval of the Massachusetts Commissioner of Insurance. The notes payable consists of debt issued by various other operating subsidiaries of the Company of which $248.1 million was issued in 2002 by John Hancock Canadian Corporation, a subsidiary of the Company, is fully guaranteed by the Company.

At December 31, 2002, the Company had a committed line of credit through a group of banks including Fleet National Bank, JPMorgan Chase, Citicorp USA, Inc., The Bank of New York, The Bank of Nova Scotia, Fleet Securities, Inc. and JPMorgan Securities, Inc., totaling $1.0 billion, $500.0 million pursuant to a 364-day commitment (renewed effective July 26, 2002), and $500.0 million pursuant to a multi-year facility (renewable in 2005). The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, the Company is required to maintain certain minimum levels of net worth and comply with certain other covenants, which were met at December 31, 2002. At December 31, 2002, the Company had no outstanding borrowings under the agreement.

Aggregate maturities of long-term debt are as follows: 2003 – $99.5 million; 2004 – $19.3 million; 2005 – $28.5 million; 2006 – $16.3 million; 2007 – $9.8 million and thereafter – $1,262.6 million.

Interest expense on debt, included in other operating costs and expenses, was $98.6 million, $70.3 million, and $63.4 million in 2002, 2001 and 2000, respectively. Interest paid amounted to $89.6 million in 2002, $65.3 million in 2001, and $63.4 million in 2000.

Consumer Notes. The Life Company issues consumer notes through its *Signature*Notes program. *Signature*Notes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. *Signature*Notes are issued weekly with a variety of maturities, interest rates, and call provisions. *Signature*Notes may be redeemed upon the death of the holder, subject to an annual overall program redemption limitation of 1% of the aggregate securities outstanding, or $1,000,000, or an individual redemption limitation of $200,000 of aggregate principal.

Aggregate maturities of consumer notes are as follows: 2005 – $4.8 million; 2006 – $12.2 million; 2007 – $26.8 million and thereafter – $252.2 million. As of December 31, 2002, there are no maturities of consumer notes in 2003 or 2004.

Interest expense on consumer notes, included in benefits to policyholders, was $2.5 million in 2002. No interest expense was incurred in 2001 and 2000. Interest paid amounted to $1.4 million in 2002. No interest was paid in 2001 or 2000.

Note 8 – Minority Interest

Minority interest relates to preferred stock issued by Maritime Life, an indirect majority owned subsidiary of the Company, preferred stock issued by Signature Tomato, a subsidiary of Signature Fruit, a subsidiary of the Company, which acquired certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri-Valley Growers, Inc., a cooperative association, and equity interests in consolidated partnerships. For financial reporting purposes, the assets, the liabilities, and earnings of Maritime Life, Signature Fruit and the partnerships are consolidated in the Company's financial statements.

In 1986, Maritime Life issued $25.3 million of Series A Cumulative Redeemable Preferred Stock (Preferred Stock). Dividends on the Preferred Stock are payable quarterly at 18% of the average of two prime rates of two specified Canadian banks. The Preferred Stock is nonvoting and redeemable at Maritime Life's sole option at a price of Cdn. $25 per preferred share.

On November 19, 1999, Maritime Life issued $68.2 million of Non-Cumulative Redeemable Second Preferred Shares, Series 1 (Series 1 Preferred Shares) at a price of Cdn. $25 per preferred share. Dividends on the Series 1 Preferred Shares are payable quarterly, through December 31, 2004, at a rate of Cdn. $0.38125 per preferred share. Commencing on January 1, 2005, the Series 1 Preferred Shares dividends will be calculated by applying Cdn. $25 to the greater of 90% of the prime rate and 5.85% per annum, calculated quarterly. The Series 1 Preferred Shares are nonvoting and redeemable at Maritime Life's sole option any time after December 31, 2004 at a price of Cdn. $25.50 plus all declared and unpaid dividends. In addition, shareholders as of December 31, 2004 have the option to convert their Series 1 Preferred Shares to Non-Cumulative Redeemable Second Preferred Shares, Series 2 (Series 2 Preferred Shares). The Series 2 Preferred Shares will have a dividend rate of not less than 95% of the yield of certain bonds of the Government of Canada.

On December 31, 2002, Maritime Life issued $61.9 million of Non-Cumulative Redeemable Second Preferred Shares, Series 3 (Series 3 Preferred Shares) at a price of Cdn. $25 per share. Dividends on the Series 3 Preferred Shares are payable quarterly, through December 31, 2007, at a rate of Cdn. $0.38125 per preferred share, or 6.1% per annum. The Series 3 Preferred Shares are non-voting and redeemable at Maritime Life's sole option any time on or after December 31, 2007 at Cdn. $26 per preferred share, on or after December 31, 2008 at Cdn. $25.75 per preferred share, on or after December 31, 2009 at Cdn. $25.50 per preferred share, on or after December 31, 2010 at Cdn. $25.25 per preferred share and on or after December 31, 2011 at Cdn. $25.00 per preferred share.

In conjunction with the transaction discussed above, Signature Tomato, a subsidiary of Signature Fruit, issued $2.1 million of 14.24% cumulative, voting preferred stock in exchange for debt. In addition, Signature Fruit sold 3.0% of its Class A membership shares to outside third parties with put options exercisable in a period from one to three years from acquisition.

The minority interest in the equity of consolidated partnerships reflect the original investment by minority shareholders in a consolidated partnership, along with their proportional share of the earnings or losses of this partnership.

Note 9 – Reinsurance

The effect of reinsurance on premiums written and earned was as follows:

	2002 Premiums		2001 Premiums		2000 Premiums	
	Written	Earned	Written	Earned	Written	Earned
(in millions)						
Life, Health and Annuity:						
Direct	$3,625.8	$3,620.7	$4,086.5	$4,090.4	$ 4,084.3	$ 4,083.6
Assumed	471.2	471.2	429.9	429.9	466.8	466.8
Ceded	(714.8)	(714.8)	(669.0)	(669.0)	(1,098.3)	(1,098.3)
Net life, health and annuity premiums	$3,382.2	$3,377.1	$3,847.4	$3,851.3	$ 3,452.8	$ 3,452.1

For the years ended December 31, 2002, 2001 and 2000, benefits to policyholders under life, health and annuity ceded reinsurance contracts were $755.5 million, $527.0 million, and $684.5 million, respectively.

On February 28, 1997, the Company sold a major portion of its group insurance business to UNICARE Life & Health Insurance Company (UNICARE), a wholly owned subsidiary of WellPoint Health Networks, Inc. The business sold included the Company's group accident and health business and related group life business and Cost Care, Inc., Hancock Association Services Group and Tri-State, Inc., all of which were indirect wholly-owned subsidiaries of the Company. The Company retained its group long-term care operations. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement.

Through the Company's group health insurance operations, the Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. The disputes concern the placement of the business with reinsurers and recovery of the reinsurance. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business. The risk to the Company is that other companies that reinsured the business from the Company may seek to avoid their reinsurance obligations. However, the Company believes that it has a reasonable legal position in this matter. During the fourth quarter of 1999 and early 2000, the Company received additional information about its exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, during the fourth quarter of 1999 the Company recognized a charge for uncollectible reinsurance of $133.7 million, after tax, as its best estimate of its remaining loss exposure. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of December 31, 2002, would not be material.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurers.

Note 10 – Pension Benefit Plans and Other Postretirement Benefit Plans

The Company provides pension benefits to substantially all employees and general agency personnel. These benefits are provided through both qualified and non-qualified defined benefit and qualified defined contribution pension plans. Through the non-qualified defined benefit plans, the Company provides supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by U.S. tax law. The Maritime Life Plans are all qualified plans, and pension benefits are based on years of service and final average salary (generally during the 5 years prior to retirement). Prior to 2002, pension benefits under the JHFS defined benefit plans were also based on years of service and final average compensation (generally during the three years prior to retirement). In 2001, the defined benefit pension plans were amended to a cash balance basis under which benefits are based on career average compensation. Under grandfathering rules, employees within 5 years of early retirement eligibility or employees over age 40 and with at least 10 years of service will receive pension benefits based on the greater of the benefit from the cash balance basis or the prior final average salary basis. This amendment became effective on January 1, 2002. Benefits related to the Company's defined benefit pension plans paid to employees and retirees covered by annuity contracts issued by the Company amounted to $141.8 million in 2002, $115.9 million in 2001, and $102.2 million in 2000. Plan assets consist principally of listed domestic and international equity securities, private equity securities including timber and agricultural real estate, corporate obligations, and U.S. and foreign government securities.

The Company's funding policy for qualified defined benefit plans is to contribute annually an amount at least equal to the minimum annual contribution required under the Employee Retirement Income Security Act (ERISA) and other applicable laws, and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. In 2002 and 2001, $3.6 million and $0.8 million, respectively, were contributed to these plans. Of the $3.6 million contributed in 2002, $3.0 million was contributed to only one plan to ensure that the plan's assets continued to exceed the plan's Accumulated Benefit Obligation. This contribution is not deductible for 2002, but is expected to be deductible for 2003. The funding policy for non-qualified defined benefit plans is to contribute the amount of the benefit payments made during the year.

The Company recognized a loss of $41.2 million in 2002 and a gain of $19.7 million in 2001 in other comprehensive income, before taxes from the increase in the additional minimum liability (less the increase in the intangible asset) over the value at the end of the prior year.

Defined contribution plans include The Investment Incentive Plan and the Savings and Investment Plan. The expense for defined contribution plans was $13.4 million, $13.2 million, and $10.2 million, in 2002, 2001 and 2000, respectively.

In addition to the Company's defined benefit pension plans, the Company has employee welfare plans for medical, dental, and life insurance covering most of its retired employees and general agency personnel. Substantially all employees may become eligible for these benefits if they reach certain age and service requirements while employed by the Company. The postretirement health care and dental coverages are contributory based for post January 1, 1992 non-union retirees. A small portion of pre-January 1, 1992 non-union retirees also contribute. The applicable contributions are based on the number of years of service.

The Company's policy is to fund postretirement benefits in amounts at or below the annual tax qualified limits. As of December 31, 2002 and 2001, plan assets related to non-union employees were comprised of an irrevocable health insurance contract to provide future health benefits to retirees and a 401(h account under the pension plan. The plan assets underlying the insurance cor tract are comprised of approximately 60% equity securities and 40% fixe

At December 31, 2002, the Company had a committed line of credit through a group of banks including Fleet National Bank, JPMorgan Chase, Citicorp USA, Inc., The Bank of New York, The Bank of Nova Scotia, Fleet Securities, Inc. and JPMorgan Securities, Inc., totaling $1.0 billion, $500.0 million pursuant to a 364-day commitment (renewed effective July 26, 2002), and $500.0 million pursuant to a multi-year facility (renewable in 2005). The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, the Company is required to maintain certain minimum levels of net worth and comply with certain other covenants, which were met at December 31, 2002. At December 31, 2002, the Company had no outstanding borrowings under the agreement.

Aggregate maturities of long-term debt are as follows: 2003 – $99.5 million; 2004 – $19.3 million; 2005 – $28.5 million; 2006 – $16.3 million; 2007 – $9.8 million and thereafter – $1,262.6 million.

Interest expense on debt, included in other operating costs and expenses, was $98.6 million, $70.3 million, and $63.4 million in 2002, 2001 and 2000, respectively. Interest paid amounted to $89.6 million in 2002, $65.3 million in 2001, and $63.4 million in 2000.

Consumer Notes. The Life Company issues consumer notes through its *Signature*Notes program. *Signature*Notes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. *Signature*Notes are issued weekly with a variety of maturities, interest rates, and call provisions. *Signature*Notes may be redeemed upon the death of the holder, subject to an annual overall program redemption limitation of 1% of the aggregate securities outstanding, or $1,000,000, or an individual redemption limitation of $200,000 of aggregate principal.

Aggregate maturities of consumer notes are as follows: 2005 – $4.8 million; 2006 – $12.2 million; 2007 – $26.8 million and thereafter – $252.2 million. As of December 31, 2002, there are no maturities of consumer notes in 2003 or 2004.

Interest expense on consumer notes, included in benefits to policyholders, was $2.5 million in 2002. No interest expense was incurred in 2001 and 2000. Interest paid amounted to $1.4 million in 2002. No interest was paid in 2001 or 2000.

Note 8 – Minority Interest

Minority interest relates to preferred stock issued by Maritime Life, an indirect majority owned subsidiary of the Company, preferred stock issued by Signature Tomato, a subsidiary of Signature Fruit, a subsidiary of the Company, which acquired certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri-Valley Growers, Inc., a cooperative association, and equity interests in consolidated partnerships. For financial reporting purposes, the assets, the liabilities, and earnings of Maritime Life, Signature Fruit and the partnerships are consolidated in the Company's financial statements.

In 1986, Maritime Life issued $25.3 million of Series A Cumulative Redeemable Preferred Stock (Preferred Stock). Dividends on the Preferred Stock are payable quarterly at 18% of the average of two prime rates of two specified Canadian banks. The Preferred Stock is nonvoting and redeemable at Maritime Life's sole option at a price of Cdn. $25 per preferred share.

On November 19, 1999, Maritime Life issued $68.2 million of Non-Cumulative Redeemable Second Preferred Shares, Series 1 (Series 1 Preferred Shares) at a price of Cdn. $25 per preferred share. Dividends on the Series 1 Preferred Shares are payable quarterly, through December 31, 2004, at a rate of Cdn. $0.38125 per preferred share. Commencing on January 1, 2005, the Series 1 Preferred Shares dividends will be calculated by applying Cdn. $25 to the greater of 90% of the prime rate and 5.85% per annum, calculated quarterly. The Series 1 Preferred Shares are nonvoting and redeemable at Maritime Life's sole option any time after December 31, 2004 at a price of Cdn. $25.50 plus all declared and unpaid dividends. In addition, shareholders as of December 31, 2004 have the option to convert their Series 1 Preferred Shares to Non-Cumulative Redeemable Second Preferred Shares, Series 2 (Series 2 Preferred Shares). The Series 2 Preferred Shares will have a dividend rate of not less than 95% of the yield of certain bonds of the Government of Canada.

On December 31, 2002, Maritime Life issued $61.9 million of Non-Cumulative Redeemable Second Preferred Shares, Series 3 (Series 3 Preferred Shares) at a price of Cdn. $25 per share. Dividends on the Series 3 Preferred Shares are payable quarterly, through December 31, 2007, at a rate of Cdn. $0.38125 per preferred share, or 6.1% per annum. The Series 3 Preferred Shares are nonvoting and redeemable at Maritime Life's sole option any time on or after December 31, 2007 at Cdn. $26 per preferred share, on or after December 31, 2008 at Cdn. $25.75 per preferred share, on or after December 31, 2009 at Cdn. $25.50 per preferred share, on or after December 31, 2010 at Cdn. $25.25 per preferred share and on or after December 31, 2011 at Cdn. $25.00 per preferred share.

In conjunction with the transaction discussed above, Signature Tomato, a subsidiary of Signature Fruit, issued $2.1 million of 14.24% cumulative, voting preferred stock in exchange for debt. In addition, Signature Fruit sold 3.0% of its Class A membership shares to outside third parties with put options exercisable in a period from one to three years from acquisition.

The minority interest in the equity of consolidated partnerships reflect the original investment by minority shareholders in a consolidated partnership, along with their proportional share of the earnings or losses of this partnership.

Note 9 – Reinsurance

The effect of reinsurance on premiums written and earned was as follows:

	2002 Premiums		2001 Premiums		2000 Premiums	
	Written	Earned	Written	Earned	Written	Earned
(in millions)						
Life, Health and Annuity:						
Direct	$3,625.8	$3,620.7	$4,086.5	$4,090.4	$ 4,084.3	$ 4,083.6
Assumed	471.2	471.2	429.9	429.9	466.8	466.8
Ceded	(714.8)	(714.8)	(669.0)	(669.0)	(1,098.3)	(1,098.3)
Net life, health and annuity premiums	$3,382.2	$3,377.1	$3,847.4	$3,851.3	$ 3,452.8	$ 3,452.1

For the years ended December 31, 2002, 2001 and 2000, benefits to policyholders under life, health and annuity ceded reinsurance contracts were $755.5 million, $527.0 million, and $684.5 million, respectively.

On February 28, 1997, the Company sold a major portion of its group insurance business to UNICARE Life & Health Insurance Company (UNICARE), a wholly owned subsidiary of WellPoint Health Networks, Inc. The business sold included the Company's group accident and health business and related group life business and Cost Care, Inc., Hancock Association Services Group and Tri-State, Inc., all of which were indirect wholly-owned subsidiaries of the Company. The Company retained its group long-term care operations. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement.

Through the Company's group health insurance operations, the Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. The disputes concern the placement of the business with reinsurers and recovery of the reinsurance. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business. The risk to the Company is that other companies that reinsured the business from the Company may seek to avoid their reinsurance obligations. However, the Company believes that it has a reasonable legal position in this matter. During the fourth quarter of 1999 and early 2000, the Company received additional information about its exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, during the fourth quarter of 1999 the Company recognized a charge for uncollectible reinsurance of $133.7 million, after tax, as its best estimate of its remaining loss exposure. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of December 31, 2002, would not be material.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurers.

Note 10 – Pension Benefit Plans and Other Postretirement Benefit Plans

The Company provides pension benefits to substantially all employees and general agency personnel. These benefits are provided through both qualified and non-qualified defined benefit and qualified defined contribution pension plans. Through the non-qualified defined benefit plans, the Company provides supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by U.S. tax law. The Maritime Life Plans are all qualified plans, and pension benefits are based on years of service and final average salary (generally during the 5 years prior to retirement). Prior to 2002, pension benefits under the JHFS defined benefit plans were also based on years of service and final average compensation (generally during the three years prior to retirement). In 2001, the defined benefit pension plans were amended to a cash balance basis under which benefits are based on career average compensation. Under grandfathering rules, employees within 5 years of early retirement eligibility or employees over age 40 and with at least 10 years of service will receive pension benefits based on the greater of the benefit from the cash balance basis or the prior final average salary basis. This amendment became effective on January 1, 2002. Benefits related to the Company's defined benefit pension plans paid to employees and retirees covered by annuity contracts issued by the Company amounted to $141.8 million in 2002, $115.9 million in 2001, and $102.2 million in 2000. Plan assets consist principally of listed domestic and international equity securities, private equity securities including timber and agricultural real estate, corporate obligations, and U.S. and foreign government securities.

The Company's funding policy for qualified defined benefit plans is to contribute annually an amount at least equal to the minimum annual contribution required under the Employee Retirement Income Security Act (ERISA) and other applicable laws, and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. In 2002 and 2001, $3.6 million and $0.8 million, respectively, were contributed to these plans. Of the $3.6 million contributed in 2002, $3.0 million was contributed to only one plan to ensure that the plan's assets continued to exceed the plan's Accumulated Benefit Obligation. This contribution is not deductible for 2002, but is expected to be deductible for 2003. The funding policy for non-qualified defined benefit plans is to contribute the amount of the benefit payments made during the year.

The Company recognized a loss of $41.2 million in 2002 and a gain of $19.7 million in 2001 in other comprehensive income, before taxes from the increase in the additional minimum liability (less the increase in the intangible asset) over the value at the end of the prior year.

Defined contribution plans include The Investment Incentive Plan and the Savings and Investment Plan. The expense for defined contribution plans was $13.4 million, $13.2 million, and $10.2 million, in 2002, 2001 and 2000, respectively.

In addition to the Company's defined benefit pension plans, the Company has employee welfare plans for medical, dental, and life insurance covering most of its retired employees and general agency personnel. Substantially all employees may become eligible for these benefits if they reach certain age and service requirements while employed by the Company. The postretirement health care and dental coverages are contributory based for post January 1, 1992 non-union retirees. A small portion of pre-January 1, 1992 non-union retirees also contribute. The applicable contributions are based on the number of years of service.

The Company's policy is to fund postretirement benefits in amounts at or below the annual tax qualified limits. As of December 31, 2002 and 2001, plan assets related to non-union employees were comprised of an irrevocable health insurance contract to provide future health benefits to retirees and a 401(h) account under the pension plan. The plan assets underlying the insurance contract are comprised of approximately 60% equity securities and 40% fixed income investments. The plan assets in the 401(h) account are comprised of approximately 75% equity securities and 25% fixed income investments. Plan assets related to union employees were comprised of approximately 60% equity securities and 40% fixed income investments, held in a 501(c) (9) trust.

The changes in benefit obligation and plan assets related to the Company's qualified and nonqualified benefit plans are summarized as follows:

	Pension Benefits		Other Postretirement Benefits	
Year Ended December 31,	2002	2001	2002	2001
(in millions)				
Change in benefit obligation:				
Benefit obligation at beginning of year	$2,009.7	$1,876.3	$448.7	$493.3
Service cost	30.3	32.7	4.0	8.5
Interest cost	138.6	134.1	33.8	32.2
Amendments	9.9	50.1	–	(48.3)
Actuarial (gain) loss	93.5	46.7	143.8	(3.9)
Translation (gain) loss	2.8	(4.4)	0.1	(0.4)
Benefits paid	(164.3)	(129.8)	(37.6)	(29.8)
Acquisition of subsidiary	–	4.0	–	1.0
Curtailment	(22.9)	–	(1.2)	(3.9)
Benefit obligation at end of year	2,097.6	2,009.7	591.6	448.7
Change in plan assets:				
Fair value of plan assets at beginning of year	2,292.8	2,505.8	245.7	261.4
Actual return on plan assets	(201.8)	(101.5)	(25.5)	(6.7)
Employer contribution	27.2	19.7	21.6	20.6
Employee contribution	–	–	3.9	6.5
Benefits paid	(164.3)	(129.8)	(41.5)	(36.1)
Curtailment	(16.6)	–	–	–
Translation (loss) gain	1.1	(5.6)	–	–
Acquisition of subsidiary	–	4.2	–	–
Fair value of plan assets at end of year	1,938.4	2,292.8	204.2	245.7

	Pension Benefits		Other Postretirement Benefits	
Year Ended December 31,	2002	2001	2002	2001
(in millions)				
Funded status	(159.2)	283.1	(387.4)	(203.0)
Unrecognized actuarial (gain) loss	519.8	26.0	98.7	(95.5)
Unrecognized prior service cost	67.9	67.9	(42.3)	(47.5)
Unrecognized net transition asset	(4.8)	(5.8)	–	–
Prepaid (accrued) benefit cost	$ 423.7	$ 371.2	$(331.0)	$(346.0)
Amounts recognized in balance sheet consist of:				
Prepaid benefit cost	$ 596.7	$ 539.0		
Accrued benefit liability including minimum liability	(277.6)	(231.6)		
Intangible asset	0.1	0.5		
Accumulated other comprehensive income	104.5	63.3		
Net amount recognized	$ 423.7	$ 371.2		

The assumptions used in accounting for the Company's qualified and non-qualified benefit plans were as follows:

	Pension Benefits		Other Postretirement Benefits	
Year Ended December 31,	2002	2001	2002	2001
Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	9.50%	9.50%	9.50%	9.50%
Rate of compensation increase	3.50%	4.20%	–	–

The expected return on plan assets rates shown above are the rates used in computing the net periodic costs for the year. The rates of compensation increase and the discount rates shown above are the rates used in computing the year-end measurements and for computing the net periodic costs for the following year.

For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.25% in 2008 and remain at that level thereafter.

For the prior valuation, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.25% in 2006 and remain at that level thereafter.

The net periodic benefit (credit) cost related to the Company's qualified and nonqualified benefit plans includes the following components:

	Pension Benefits			Other Postretirement Benefits		
Year Ended December 31,	2002	2001	2000	2002	2001	2000
(in millions)						
Service cost	$ 30.3	$ 32.7	$ 36.8	$ 4.0	$ 8.5	$ 7.8
Interest cost	138.6	134.1	134.1	33.8	32.2	31.4
Expected return on plan assets	(207.6)	(230.5)	(217.4)	(22.8)	(24.3)	(24.1)
Amortization of transition asset	(0.5)	(0.5)	(12.7)	–	–	–
Amortization of prior service cost	7.0	6.5	4.6	(3.2)	(2.2)	(0.2)
Recognized actuarial gain	8.4	(18.3)	(10.9)	(2.0)	(6.8)	(8.8)
Other	–	–	–	–	(3.9)	–
Net periodic benefit (credit) cost	$ (23.8)	$ (76.0)	$ (65.5)	$ 9.8	$ 3.5	$ 6.1

Assumed health care cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
(in millions)		
Effect on total of service and interest costs in 2002	$ 3.4	$ (3.1)
Effect on postretirement benefit obligations as of December 31, 2002	45.0	(41.5)

The information that follows shows supplemental information for the Company's defined benefit pension plans. Certain key summary data is shown separately for qualified plans and non-qualified plans. The qualified plans include all the plans of Maritime Life.

Year Ended December 31,	Qualified Plans	Nonqualified Plans 2002	Total	Qualified Plans	Nonqualified Plans 2001	Total
(in millions)						
Benefit obligation at the end of year	$1,795.7	$ 301.9	$2,097.6	$1,750.9	$ 258.8	$2,009.7
Fair value of plan assets at end of year	1,933.2	5.2	1,938.4	2,288.2	4.6	2,292.8
Funded status	137.5	(296.7)	(159.2)	537.3	(254.2)	283.1
Unrecognized net actuarial (gain) loss	382.9	136.9	519.8	(64.0)	90.0	26.0
Unrecognized prior service cost	78.6	(10.7)	67.9	71.7	(3.8)	67.9
Unrecognized transition (asset) liability	(4.9)	0.1	(4.8)	(6.0)	0.2	(5.8)
Prepaid (accrued) benefit cost	$ 594.1	$(170.4)	$ 423.7	$ 539.0	$(167.8)	$ 371.2
Prepaid benefit cost	$ 596.7	$ –	$ 596.7	$ 539.0	$ –	$ 539.0
Accrued benefit liability including minimum liability	(2.6)	(275.0)	(277.6)	–	(231.6)	(231.6)
Intangible asset	–	0.1	0.1	–	0.5	0.5
Accumulated other comprehensive income	–	104.5	104.5	–	63.3	63.3
Net amount recognized	$ 594.1	$(170.4)	$ 423.7	$ 539.0	$(167.8)	$ 371.2
Service cost	$ 28.6	$ 1.7	$ 30.3	$ 28.0	$ 4.7	$ 32.7
Interest cost	120.6	18.0	138.6	115.1	19.0	134.1
Expected return on plan assets	(207.4)	(0.2)	(207.6)	(230.4)	(0.1)	(230.5)
Amortization of transition asset	(0.6)	0.1	(0.5)	(0.6)	0.1	(0.5)
Amortization of prior service cost	6.5	0.5	7.0	4.5	2.0	6.5
Recognized actuarial gain	2.3	6.1	8.4	(24.8)	6.5	(18.3)
Net periodic benefit (credit) cost	$ (50.0)	$ 26.2	$ (23.8)	$ (108.2)	$ 32.2	$ (76.0)

Note 11 – Commitments, Guarantees and Contingencies

Commitments. The Company has extended commitments to purchase fixed maturity investments, preferred and common stock, and other invested assets and issue mortgage loans on real estate totaling $577.4 million, $0.3 million, $729.9 million and $635.2 million, respectively, at December 31, 2002. If funded, loans related to real estate mortgages would be fully collateralized by related properties. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The estimated fair values of the commitments described above aggregate $1.9 *billion at December 31, 2002. The majority of these commitments expire* in 2003.

Guarantees. In the course of business the Company enters into guarantees which vary in nature and purpose. The following guarantee is disclosed pursuant to FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others".

- The Life Company guarantees certain mortgage securitizations transactions the *Company entered into with FNMA and FHLMC. This guarantee will persist* until the pool of mortgages is paid off in full by the mortgagees. The Life Company must perform under this guarantee where the mortgagees fail to repay their mortgages. The maximum amount of future payments the Life Company may be required to make pursuant to the guarantee is approximately equivalent to the December 31, 2002 aggregate outstanding principal balance of the pool of FNMA loans of $19.2 million and the FHMLC loans of $20.1 million.

Contingencies

Class Action. During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The total reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $11.9 million and $52.7 million at December 31, 2002 and 2001, respectively. The Company incurred no costs related to the settlement in 2002 or 2000. Costs incurred related to the settlement were $30.0 million in 2001. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

During 1996, management determined that it was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. The Company recorded its best estimate based on the information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of the responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's initial estimates. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly. The reserve estimate was further evaluated quarterly, and was adjusted as noted above, in 2001. The adjustment to the reserve in the fourth quarter of 2001 was the result of the Company being able to better estimate the cost of settling the remaining claims, which on average tend to be larger, more complicated claims. The better estimate comes from experience with actual settlements on similar claims.

Administration of the ADR component of the settlement continues to date. Although some uncertainty remains as to the cost of claims in the final phase (i.e., arbitration) of the ADR process, it is expected that the final cost of the settlement will not differ materially from the amounts presently provided for by the Company.

Harris Trust. Since 1983, the Company has been involved in complex litigation known as Harris Trust and Savings Bank, as Trustee of Sperry Master Retirement Trust No. 2 v. John Hancock Mutual Life Insurance Company (S.D.N.Y. Civ. 83-5491). After successive appeals to the Second Circuit and to the U.S. Supreme Court, the case was remanded to the District Court and tried to a Federal District Court judge in 1997. The judge issued an opinion in November 2000.

In that opinion the Court found against the Company and awarded the Trust approximately $13.8 million in relation to this claim together with unspecified additional pre-judgment interest on this amount from October 1988. The Court also found against the Company on issues of liability valuation and ERISA law. Damages in the amount of approximately $5.7 million, together with unspecified pre-judgment interest from December 1996, were awarded on these issues. As part of the relief, the judge ordered the removal of Hancock as a fiduciary to the plan. On April 11, 2001, the Court entered a judgment against the Company for approximately $84.9 million, which includes damages to the plaintiff, pre-judgment interest, attorney's fees and other costs.

On May 14, 2001 the Company filed an appeal in this case. On August 20, 2002, the Second Circuit Court of Appeals issued a ruling, affirming in part, reversing in part, and vacating in part the District Court's judgment in this case. The Second Circuit Court of Appeals' opinion overturned substantial portions of the District Court's opinion, representing the vast majority of the lower court's award of damages and fees, and sent the matter back to the District Court for further proceedings. The matter remains in litigation, and no final judgment has been entered.

Notwithstanding what the Company believes to be the merits of its position in this case, if unsuccessful, its ultimate liability, including fees, costs and interest could have a material adverse impact on net income. However, the Company does not believe that any such liability would be material in relation to its financial position or liquidity.

Modal Premium Litigation. On July 19, 2002, the Company announced it had entered into a class action lawsuit settlement agreement involving policyholders who paid premiums on a monthly, quarterly or semiannual basis, rather than annually. The class action lawsuit, known as the "Modal Premium" action, was filed in a New Mexico state court. As a result of the settlement, the Company established a $30.0 million reserve ($19.5 million after taxes) as of June 30, 2002 to provide for economic relief in the form of a Settlement Death Benefit to the approximately 1.5 million class members who purchased various insurance products from the Company and paid on a monthly, quarterly or semi-annual basis. The reserve also provides for the legal and administrative costs associated with the settlement. In entering into the settlement, the Company specifically denied any wrongdoing. The Settlement Death Benefit Period began on February 19, 2003 and extends for either nine or twelve months, depending upon the age of the class member. Although some uncertainty remains as to the final cost of the settlement, it is expected that it will not differ materially from the amounts presently provided for by the Company.

Other. In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2002. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

Note 12 – Shareholders' Equity

(a) Common Stock. As result of the demutualization and initial public offering as described in Note 1, the Company has one class of capital stock, common stock, $.01 par value, 2.0 billion shares authorized. At December 31, 2002, approximately 15.2 million and 0.7 million shares of common stock were reserved for issuance related to the issuance of stock under the 1999 Long-term Stock Incentive Plan (as amended, the Long-Term Stock Incentive Plan and the Non-Employee Directors' Long-Term Stock Incentive Plan, respectively).

The Company's Board of Directors has adopted a Shareholder Rights Plan, pursuant to which one Right (as defined below) accompanies each outstanding share of Common Stock issued. Each right (a "Right") entitles the holder to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock ("Series A Preferred") at a price of $170 (the "Purchase Price"). Under certain circumstances set forth in the Rights Plan, in lieu of purchasing shares of Series A Preferred the holders of Rights (other than a person who has acquired 10% or more of the Company's Common Stock) will be entitled to purchase additional shares of Common Stock of the Company or its successor in the event of a merger or business combination, at a per share price equal to half of the market price of such shares. The Rights will expire at the close of business on January 26, 2010, unless earlier redeemed or exchanged by the Company. Until the Right is exercised, the holder of a Right, as such, does not have any rights as a shareholder with respect to the Rights.

On October 26, 2000, the Company announced that its Board of Directors approved a repurchase program beginning in the fourth quarter of 2000, with no termination date, under which the Company was authorized to purchase up to $500 million of its outstanding common stock. On August 6, 2001 the Board of Directors approved an additional $500 million to be used to repurchase stock in the repurchase program and in June 2002, the Board authorized an additional $500 million increase to the stock repurchase program, bringing the total amount approved to be used to repurchase Company stock to $1.5 billion. The stock repurchase program was implemented as a mechanism for the Company to deploy excess capital and increase shareholder value, and to offset the dilutive effect of JHFS' stock incentive plans. Stock repurchased under the program is accounted for as treasury stock, carried at cost and reflected as a reduction to shareholders' equity. Under the repurchase program, purchases have been and will be made from time to time, depending on market conditions, business opportunities and other factors, in the open market or through privately negotiated transactions. As of December 31, 2002 and 2001, the Company had repurchased approximately 29.5 million and 18.5 million shares of its common stock in the open market at a total cost of $1,056.4 million and $671.6 million, respectively, under this repurchase authorization. Also included in the treasury stock balance on the consolidated balance sheets are 20,885 shares of forfeited non-vested stock previously acquired on the open market by the company for grant to key employees under the Long-Term Stock Incentive Plan at a cost of $0.8 million and 983 shares received as consideration for the option exercises under the Long-Term Stock Incentive Plan of $0.04 million.

On June 8, 2001, the Company, using a "shelf registration," registered $1.0 billion in debt securities, preferred stock, common stock, warrants, stock purchase contracts and stock purchase units. On November 29, 2001 the Company sold, under the $1.0 billion shelf, $500.0 million in 7-year senior unsecured notes at a coupon of 5.625% with the proceeds used for general corporate purposes.

(b) Other Comprehensive Income. The components of accumulated other comprehensive income are as follows:

	Net Unrealized (Losses)	Net Accumulated Gain (loss) on Cash Flow Hedges	Foreign Currency Translation Adjustment	Minimum Pension Liability	Accumulated Other Comprehensive Income
			(in millions)		
Balance at December 31, 1999	$ 60.5	–	$(33.2)	$(61.2)	$ (33.9)
Gross unrealized gains (losses) (net of deferred income tax expense of $39.0 million)	49.8	–	–	–	49.8
Reclassification adjustment for gains (losses), realized in net income (net of tax benefit of $62.0 million)	115.2	–	–	–	115.2
Adjustment for participating group annuity contracts (net of deferred income tax benefit of $3.6 million)	(6.8)	–	–	–	(6.8)
Adjustment for deferred policy acquisition costs and present value of future profits (net of deferred income tax benefit of $14.6 million)	(27.3)	–	–	–	(27.3)
Adjustment for policyholder dividend obligation (net of deferred income tax benefit of $4.7 million)	(8.8)				(8.8)
Net unrealized gains (losses)	122.1	–	–	–	122.1
Foreign currency translation adjustment	–		(19.1)	–	(19.1)
Minimum pension liability (net of deferred income tax expense of $4.4 million)	–	–	–	8.2	8.2
Balance at December 31, 2000	$182.6	–	$(52.3)	$(53.0)	$ 77.3
Gross unrealized gains (losses) (net of deferred income tax benefit of $67.2 million)	(64.4)	–	–	–	(64.4)
Reclassification adjustment for gains (losses), realized in net income (net of tax benefit of $80.3 million)	149.1	–	–	–	149.1
Adjustment for participating group annuity contracts (net of deferred income tax benefit of $5.1 million)	(9.5)	–	–	–	(9.5)
Adjustment for deferred policy acquisition costs and present value of future profits (net of deferred income tax benefit of $26.8 million)	(49.5)	–	–	–	(49.5)
Adjustment for policyholder dividend obligation (net of income tax benefit of $46.1 million)	(85.6)	–	–	–	(85.6)
Change in accounting principles (net of income tax expense of $122.6 million)	204.7	$22.9	–	–	227.6
Net unrealized gains (losses)	144.8	22.9	–	–	167.7
Net accumulated gains (losses) on cash flow hedges (net of income tax benefit of $2.1 million)	–	(3.8)	–	–	(3.8)
Foreign currency translation adjustment	–	–	(28.4)	–	(28.4)
Minimum pension liability (net of deferred income tax expense of $8.2 million)	–	–	–	15.2	15.2
Balance at December 31, 2001	$327.4	$19.1	$(80.7)	$(37.8)	$228.0

	Net Unrealized (Losses)	Net Accumulated Gain (loss) on Cash Flow Hedges	Foreign Currency Translation Adjustment	Minimum Pension Liability	Accumulated Other Comprehensive Income
			(in millions)		
Balance at December 31, 2001	$327.4	$ 19.1	$(80.7)	$(37.8)	$228.0
Gross unrealized gains (losses) (net of deferred income tax of $76.1 million)	168.1	–	–	–	168.1
Reclassification adjustment for gains (losses), realized in net income (net of deferred income tax of $63.7 million)	118.4	–	–	–	118.4
Adjustment for participating group annuity contracts (net of deferred income tax benefit of $14.6 million)	(27.2)	–	–	–	(27.2)
Adjustment for deferred policy acquisition costs and present value of future profits (net of deferred income tax benefit of $31.1 million)	(57.7)	–	–	–	(57.7)
Adjustment for policyholder dividend obligation (net of income tax benefit of $38.0 million)	(70.7)	–	–	–	(70.7)
Net unrealized gains (losses)	130.9	–	–	–	130.9
Net accumulated gains (losses) on cash flow hedges (net of income tax expense of $94.5 million)	–	175.4	–	–	175.4
Foreign currency translation adjustment	–	–	13.2	–	13.2
Minimum pension liability (net of deferred income tax benefit of $13.2 million)	–	–	–	(24.3)	(24.3)
Balance at December 31, 2002	$458.3	$194.5	$(67.5)	$(62.1)	$523.2

Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of shareholders' equity, are summarized as follows:

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Balance, end of year comprises:			
Unrealized investment gains (losses) on:			
Fixed maturities	$1,092.3	$ 418.3	$ 206.5
Equity investments	47.5	134.5	264.8
Derivatives and other	36.2	196.9	(146.7)
Total	1,176.0	749.7	324.6
Amounts of unrealized investment (gains) losses attributable to:			
Participating group annuity contracts	(90.8)	(49.0)	(34.4)
Deferred policy acquisition cost and present value of future profits	(146.9)	(58.1)	18.2
Policyholder dividend obligation	(253.9)	(145.2)	(13.5)
Deferred federal income taxes	(226.1)	(170.0)	(112.3)
Total	(717.7)	(422.3)	(142.0)
Net unrealized investment gains	$ 458.3	$ 327.4	$ 182.6

(c) Statutory Results. The Company adopted the new codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribe statutory accounting practices and results in changes to the accounting practices that the Company and its domestic life insurance subsidiaries use to prepare their statutory-basis financial statements.

The Life Company and its domestic insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the state of domicile. For the Life Company, the Commonwealth of Massachusetts only recognizes statutory accounting practices prescribed or permitted by Massachusetts insurance regulations and laws. The National Association of Insurance Commissioners' "Accounting Practices and Procedures" manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by Massachusetts. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices, otherwise known as a permitted practice.

From time to time the Company has requested permission from the Commonwealth of Massachusetts Division of Insurance for a permitted accounting practice. The Company currently has three permitted practices which relate to an admitted asset for the pension plan prepaid expense, an admitted asset for the start-up and launch costs due from the experience fund of the Federal Long-Term Care Program, and an admitted asset for an after-tax ceding commission in the acquisition of the fixed universal life insurance business of Allmerica Financial.

Prior to 2001, the Commissioner had provided the Company approval to recognize as an admitted asset the pension plan prepaid expense in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." Beginning in 2001, the Commissioner has provided the Company with approval to phase-in over a three-year period the impact of implementing the material provisions of statutory SSAP No. 8, "Pensions." As a result of this permitted practice, the Company's reported statutory surplus as of December 31, 2002 is increased by $159.7 million over what it would be under NAIC SAP. Statutory net income is not impacted by this permitted practice.

During 2002, the Company received permission from the Commonwealth of Massachusetts Division of Insurance to record an admitted asset for the Federal Long-Term Care Program start-up and launch costs due from its experience fund of $19.3 million at December 31, 2002.

During 2002, the Company received permission from the Commonwealth of Massachusetts Division of Insurance to record an admitted asset for the after-tax ceding commission in the acquisition of the fixed universal life insurance business of Allmerica Financial of $60.5 million at December 31, 2002, which will be amortized over five years. There are no other material permitted practices.

Statutory net income and surplus include the accounts of the Life Company and its variable life insurance subsidiary, John Hancock Variable Life Insurance Company, including its wholly-owned subsidiary and Investors Partner Life Insurance Company. Investors Guaranty Life Insurance Company, a former subsidiary of the Company, was sold in 2001, and its statutory net income for the period January 1, 2001 to May 22, 2001 and for the year 2000, and its statutory surplus at December 31, 2000, are included in the table below.

	2002	2001	2000
(in millions)			
Statutory net income	$ 271.7	$ 641.7	$ 617.6
Statutory surplus	3,524.1	3,513.6	3,700.5

Massachusetts has enacted laws governing the payment of dividends by insurers. Under Massachusetts insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned funds without the prior approval of the Massachusetts Division of Insurance. Massachusetts law also limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Massachusetts Division of Insurance, to the greater of (i) 10% of its statutory policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year, if such insurer is a life company.

Note 13 – Segment Information

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets or distribution channels.

Protection Segment. Offers a variety of individual life insurance and individual and group long-term care insurance products, including participating whole life, term life, universal life, variable life, and individual and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, direct marketing and the Internet.

Asset Gathering Segment. Offers individual annuities and mutual fund products and services. Individual annuities consist of fixed deferred annuities, fixed immediate annuities, single premium immediate annuities, and variable annuities. Mutual fund products and services primarily consist of open-end mutual funds closed-end funds, institutional advisory accounts and privately managed accounts. This segment distributes its products through distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants and banks.

Guaranteed and Structured Financial Products (G&SFP) Segment. Offers a variety of retirement products to qualified defined benefit plans, defined contribution plans and non-qualified buyers. The Company's products include guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The segment distributes its products through a combination of dedicated regional representatives, pension consultants and investment professionals. The segment's new consumer notes program distributes primarily through brokers affiliated with the Company and securities brokerage firms.

Investment Management Segment. Offers a wide range of investment management products and services to investors covering a variety of private and publicly traded asset classes including fixed income, equity, mortgage loans, and real estate. This segment distributes its products through a combination of dedicated sales and marketing professionals, independent marketing specialists, and investment professionals.

Corporate and Other Segment. Primarily consists of the Company's international insurance operations, certain corporate operations, and businesses that are either disposed or in run-off. Corporate operations primarily include certain financing activities, income on capital not specifically allocated to the reporting segments and certain non-recurring expenses not allocated to the segments. The disposed businesses primarily consist of group health insurance and related group life insurance, property and casualty insurance and selected broker/dealer operations.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

Management of the Company evaluates performance based on segment after-tax operating income, which excludes the effect of net realized investment and other gains (losses) and unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment and other gains (losses), including gains and losses on disposals of businesses and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of after-tax operating income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business.

Amounts reported as after-tax adjustments to segment net income in the tables below primarily relate to:

(i) certain net realized investment and other gains (losses), net of related amortization adjustment for deferred policy acquisition costs, amounts credited to participating pension contractholder accounts and policyholder dividend obligation (the adjustment for net realized investment and other gains (losses) excludes gains and losses from mortgage securitizations because management views the related gains and losses as an integral part of the core business of those operations);

(ii) a 2002 charge to benefits to policyholders and expenses incurred relating to the settlement of a class action lawsuit against the Company involving a dispute regarding disclosure of costs on various modes of life insurance policy premium payment and a 2001 charge to benefits to policyholders and expenses incurred relating to the settlement of a class action lawsuit against the Company involving certain individual life insurance policies sold from 1979 through 1996;

(iii) restructuring costs related to reducing staff in the home office and terminating certain operations outside the home office;

(iv) the surplus tax on mutual life insurance companies which, as a stock company is no longer applicable to the Company;

(v) cumulative effect of accounting changes;

(vi) a charge for one time costs associated with the demutualization process; and

(vii) a 2000 charge for a group pension dividend resulting from demutualization related asset transfers and the formation of a corporate account.

The following table summarizes selected financial information by segment for the year ended or as of December 31 and reconciles segment revenues and segment after-tax operating income to amounts reported in the consolidated statements of income (in millions):

2002	Protection	Asset Gathering	G&SFP	Investment Management	Corporate and Other	Consolidated
Revenues:						
Revenues from external customers	$ 2,268.5	$ 548.0	$ 352.8	$ 76.0	$ 1,731.3	$ 4,976.6
Net investment income	1,326.6	575.7	1,715.1	15.1	301.6	3,934.1
Inter-segment revenues	–	1.1	–	33.5	(34.6)	–
Segment revenues	3,595.1	1,124.8	2,067.9	124.6	1,998.3	8,910.7
Net realized investment and other gains (losses)	(63.2)	(42.5)	(317.6)	0.4	(32.7)	(455.6)
Revenues	$ 3,531.9	$ 1,082.3	$ 1,750.3	$ 125.0	$ 1,965.6	$ 8,455.1
Net Income:						
Segment after-tax operating income	$ 307.6	$ 130.7	$ 285.4	$ 21.2	$ 81.3	$ 826.2
Net realized investment and other gains (losses)	(41.0)	(25.7)	(202.0)	0.4	(28.4)	(296.7)
Class action lawsuit	(18.7)	–	–	–	(0.8)	(19.5)
Restructuring charges	(5.7)	(6.1)	(0.6)	(0.8)	2.7	(10.5)
Net income	$ 242.2	$ 98.9	$ 82.8	$ 20.8	$ 54.8	$ 499.5
Supplemental Information:						
Equity in net income of investees accounted for by the equity method	$ 17.9	$ 8.7	$ 34.5	$ 0.3	$ 5.4	$ 66.8
Amortization of deferred policy acquisition costs	185.7	140.5	2.2	–	21.8	350.2
Interest expense	0.5	0.5	–	6.7	90.9	98.6
Income tax expense	133.6	42.5	25.2	12.2	(76.8)	136.7
Segment assets	31,271.5	16,052.8	34,396.7	2,370.8	13,772.3	97,864.1
Net Realized Investment and Other Gains (Losses) Data:						
Net realized investment and other gains (losses)	$ (84.9)	$ (70.9)	$ (340.9)	$ 1.6	$ (29.4)	$ (524.5)
Less amortization of deferred policy acquisition costs related to net realized investment and other gains (losses)	9.8	28.1	–	–	(3.3)	34.6
Less amounts credited to participating pension contractholder accounts	–	–	23.3	–	–	23.3
Add amounts credited to the policyholder dividend obligation	11.9	–	–	–	–	11.9
Net realized investment and other gains (losses), net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and amounts credited to the policyholder dividend obligation – per consolidated financial statements	(63.2)	(42.8)	(317.6)	1.6	(32.7)	(454.7)
Less net realized investment and other gains (losses) attributable to mortgage securitizations	–	0.3	–	(1.2)	–	(0.9)
Net realized investment and other gains (losses), net-pre-tax adjustment made to calculate segment operating income	(63.2)	(42.5)	(317.6)	0.4	(32.7)	(455.6)
Less income tax effect	22.2	16.8	115.6	–	4.3	158.9
Net realized investment and other gains (losses), net-after-tax adjustment made to calculate segment operating income	$ (41.0)	$ (25.7)	$ (202.0)	$ 0.4	$ (28.4)	$ (296.7)

2001	Protection	Asset Gathering	G&SFP	Investment Management	Corporate and Other	Consolidated
Revenues:						
Revenues from external customers	$ 2,120.4	$ 656.5	$ 957.5	$ 86.5	$ 1,595.5	$ 5,416.4
Net investment income	1,264.7	498.5	1,835.6	28.7	317.4	3,944.9
Inter-segment revenues	–	–	–	28.0	(28.0)	–
Segment revenues	3,385.1	1,155.0	2,793.1	143.2	1,884.9	9,361.3
Net realized investment and other gains (losses)	(98.1)	(54.8)	(121.0)	(0.2)	21.8	(252.3)
Revenues	$ 3,287.0	$ 1,100.2	$ 2,672.1	$ 143.0	$ 1,906.7	$ 9,109.0
Net Income:						
Segment after-tax operating income	$ 298.7	$ 148.3	$ 244.2	$ 29.8	$ 84.7	$ 805.7
Net realized investment and other gains (losses)	(62.2)	(34.7)	(76.9)	(0.2)	13.3	(160.7)
Class action lawsuit	–	–	–	–	(19.5)	(19.5)
Restructuring charges	(4.4)	(17.6)	(1.2)	(0.9)	(3.3)	(27.4)
Surplus tax	9.6	0.2	2.6	0.1	0.9	13.4
Cumulative effect of accounting changes, net of tax	11.7	(0.5)	(1.2)	(0.2)	(2.6)	7.2
Net income	$ 253.4	$ 95.7	$ 167.5	$ 28.6	$ 73.5	$ 618.7
Supplemental Information:						
Equity in net income of investees accounted for by the equity method	$ 12.9	$ 7.0	$ 24.8	$ 6.9	$ 7.0	$ 58.6
Amortization of deferred policy acquisition costs	182.2	75.0	2.4	–	47.2	306.8
Interest expense	0.9	1.9	–	12.4	55.1	70.3
Income tax expense	116.6	35.0	74.3	16.2	(27.5)	214.6
Segment assets	28,505.0	14,740.5	31,636.1	2,049.8	14,212.8	91,144.2
Net Realized Investment and Other Gains (Losses) Data:						
Net realized investment and other gains (losses)	$ (122.9)	$ (76.4)	$ (78.7)	$ 3.0	$ 24.8	$ (250.2)
Less amortization of deferred policy acquisition costs related to net realized investment and other gains (losses)	7.8	21.6	–	–	(3.0)	26.4
Less amounts credited to participating pension contractholder accounts	–	–	(42.3)	–	–	(42.3)
Add amounts credited to the policyholder dividend obligation	17.0	–	–	–	–	17.0
Net realized investment and other gains (losses), net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and amounts credited to the policyholder dividend obligation – per consolidated financial statements	(98.1)	(54.8)	(121.0)	3.0	21.8	(249.1)
Less net realized investment and other gains (losses) attributable to mortgage securitizations	–	–	–	(3.2)	–	(3.2)
Net realized investment and other gains (losses), net-pre-tax adjustment made to calculate segment operating income	(98.1)	(54.8)	(121.0)	(0.2)	21.8	(252.3)
Less income tax effect	35.9	20.1	44.1	–	(8.5)	91.6
Net realized investment and other gains (losses), net-after-tax adjustment made to calculate segment operating income	$ (62.2)	$ (34.7)	$ (76.9)	$ (0.2)	$ 13.3	$ (160.7)

2000	Protection	Asset Gathering	G&SFP	Investment Management	Corporate and Other	Consolidated
Revenues:						
Revenues from external customers	$ 1,944.6	$ 750.1	$ 831.1	$ 150.2	$ 1,311.0	$ 4,987.0
Net investment income	1,203.6	445.8	1,743.2	22.7	449.5	3,864.8
Inter-segment revenues	–	–	–	39.1	(39.1)	–
Segment revenues	3,148.2	1,195.9	2,574.3	212.0	1,721.4	8,851.8
Net realized investment and other gains (losses)	(25.1)	15.4	(64.7)	7.1	152.8	85.5
Revenues	$ 3,123.1	$ 1,211.3	$ 2,509.6	$ 219.1	$ 1,874.2	$ 8,937.3
Net Income:						
Segment after-tax operating income	$ 248.6	$ 128.8	$ 212.1	$ 46.8	$ 102.5	$ 738.8
Net realized investment and other gains (losses)	(18.8)	18.6	(40.5)	4.4	93.5	57.2
Restructuring charges	(6.7)	(1.4)	(2.6)	–	(1.3)	(12.0)
Surplus tax	20.8	0.6	6.5	–	18.1	46.0
Demutualization expenses	1.6	0.4	0.4	–	(9.4)	(7.0)
Other demutualization related costs	(6.8)	(1.3)	(1.7)	–	(0.2)	(10.0)
Group pension dividend transfer	–	–	5.7	–	–	5.7
Net income	$ 238.7	$ 145.7	$ 179.9	$ 51.2	$ 203.2	$ 818.7
Supplemental Information:						
Equity in net income of investees accounted for by the equity method	$ 7.5	$ 3.5	$ 11.2	$ 16.8	$ 108.2	$ 147.2
Amortization of deferred policy acquisition costs	113.8	78.8	2.6	–	46.8	242.0
Interest expense	1.1	3.5	–	12.1	46.7	63.4
Income tax expense	87.1	57.9	78.5	35.2	80.9	339.6
Segment assets	26,788.0	14,067.2	30,908.4	3,124.5	12,506.8	87,394.9
Net Realized Investment and Other Gains (Losses) Data:						
Net realized investment and other gains (losses)	$ (23.8)	$ 18.9	$ (57.8)	$ 10.3	$ 152.8	$ 100.4
Less amortization of deferred policy acquisition costs related to net realized investment and other gains (losses)	12.8	(3.5)	–	–	–	9.3
Less amounts credited to participating pension contractholder accounts	–	–	(6.9)	–	–	(6.9)
Less amounts credited to the policyholder dividend obligation	(14.1)	–	–	–	–	(14.1)
Net realized investment and other gains (losses), net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and amounts credited to the policyholder dividend obligation – per consolidated financial statements	(25.1)	15.4	(64.7)	10.3	152.8	88.7
Less net realized investment and other gains (losses) attributable to mortgage securitizations	–	–	–	(3.2)	–	(3.2)
Net realized investment and other gains (losses), net-pre-tax adjustment made to calculate segment operating income	(25.1)	15.4	(64.7)	7.1	152.8	85.5
Less income tax effect	6.3	3.2	24.2	(2.7)	(59.3)	(28.3)
Net realized investment and other gains (losses), net-after-tax adjustment made to calculate segment operating income	$ (18.8)	$ 18.6	$ (40.5)	$ 4.4	$ 93.5	$ 57.2

The Company operates primarily in the United States, Canada and the Pacific Rim (China, Indonesia, Malaysia, the Philippines, Singapore, and Thailand). The following table summarizes selected financial information by geographic location for the year ended or at December 31:

Location	Revenues	Long-lived Assets	Assets	Income Before Income Taxes and Cumulative Effect of Accounting Changes
(in millions)				
2002				
United States	$6,817.0	$184.2	$86,018.5	$ 523.0
Canada	1,227.7	58.1	11,047.6	105.2
Foreign – other	410.4	3.9	798.0	8.0
	$8,455.1	$246.2	$97,864.1	$ 636.2
2001				
United States	$7,666.6	$541.0	$80,022.8	$ 760.2
Canada	1,076.4	48.0	10,506.8	61.0
Foreign – other	366.0	3.6	614.6	4.9
	$9,109.0	$592.6	$91,144.2	$ 826.1
2000				
United States	$7,612.2	$424.8	$77,691.1	$1,088.7
Canada	1,080.4	30.4	9,259.7	63.7
Foreign – other	244.7	3.4	444.1	5.9
	$8,937.3	$458.6	$87,394.9	$1,158.3

The Company has no reportable major customers and revenues are attributed to countries based on the location of customers.

Note 14 – Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not represent the underlying value of the Company and, accordingly, care should be exercised in drawing conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following methods and assumptions were used by the Company to determine the fair values of financial instruments:

Fair values for publicly traded fixed maturities (including redeemable preferred stocks) are obtained from an independent pricing service. Fair values for private placement securities and fixed maturities not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Quarterly a review is made of the entire fixed maturity portfolio to assess credit quality, including a review of all impairments with the Life Company's Committee of Finance, a subcommittee to the Board of Directors. At the end of each quarter our Investment Review Committee reviews all securities trading below ninety cents on the dollar to determine whether impairments need to be taken. The results of this quarterly analysis are reviewed by the Life Company's Committee of Finance, a subcommittee of the Board of Directors. The fair value for equity securities is based on quoted market prices.

The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations. Fair values for impaired mortgage loans are measured based either on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral for loans that are collateral dependent.

The carrying amount in the balance sheet for policy loans, short-term investments and cash and cash equivalents approximates their respective fair values.

The fair value of the Company's long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements. Carrying amounts for commercial paper and short-term borrowings approximate fair value.

Fair values for the Company's guaranteed investment contracts and funding agreements are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for fixed-rate deferred annuities is the cash surrender value, which represents the account value less applicable surrender charges. Fair values for immediate annuities without life contingencies and supplementary contracts without life contingencies are estimated based on discounted cash flow calculations using current market rates.

The Company's derivatives include futures contracts, interest rate swap, cap and floor agreements, swaptions, currency rate swap agreements and equity collar agreements. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the financial futures contracts and brokerage quotes that utilize pricing models or formulas using current assumptions for all swaps and other agreements.

The fair value for commitments approximates the amount of the initial commitment.

The following table presents the carrying amounts and fair values of the Company's financial instruments:

December 31,	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in millions)				
Assets:				
Fixed maturities:				
Held-to-maturity	$ 1,732.2	$ 1,781.8	$ 1,930.0	$ 1,914.1
Available-for-sale	45,847.3	45,847.3	39,160.3	39,160.3
Trading securities	18.9	18.9	16.5	16.5
Equity securities:				
Available-for-sale	672.3	672.3	886.8	886.8
Trading securities	296.3	296.3	304.1	304.1
Mortgage loans on real estate	11,805.7	12,726.1	10,993.2	11,574.4
Policy loans	2,097.2	2,097.2	2,008.2	2,008.2
Short-term investments	211.2	211.2	153.5	153.5
Cash and cash equivalents	1,190.6	1,190.6	1,313.7	1,313.7
Derivatives:				
Futures contracts, net	0.3	0.3	0.2	0.2
Interest rate swap agreements	162.0	162.0	26.8	26.8
Interest rate swap CMT	1.7	1.7	7.5	7.5
Interest rate cap agreements	15.9	15.9	3.6	3.6
Interest rate floor agreements	93.2	93.2	56.5	56.5
Currency rate swap agreements	281.7	281.7	401.6	401.6
Equity collar agreements	12.8	12.8	16.7	16.7
Equity options	0.6	0.6	1.0	1.0
Liabilities:				
Consumer notes	290.2	272.9	–	–
Debt	1,799.2	1,783.8	1,483.1	1,471.1
Guaranteed investment contracts and funding agreements	18,192.5	18,253.4	16,142.7	15,947.0
Fixed rate deferred and immediate annuities	8,466.9	8,310.6	6,212.2	6,123.3
Supplementary contracts without life contingencies	52.8	59.1	54.4	58.4
Derivatives:				
Futures contracts, net	0.5	0.5	0.9	0.9
Interest rate swap agreements	1,240.6	1,240.6	420.3	420.3
Interest rate swaption agreements	3.2	3.2	1.3	1.3
Currency rate swap agreements	166.3	166.3	324.9	324.9
Equity collar agreements	–	–	18.9	18.9
Equity swaps	–	–	0.1	0.1
Commitments	–	(1,985.9)	–	(1,340.0)

Note 15 – Stock Compensation Plans

On January 5, 2000, the Life Company, as sole shareholder of John Hancock Financial Services, Inc., approved and adopted the 1999 Long-Term Stock Incentive Plan (the Incentive Plan), which originally had been approved by the Board of Directors (the Board) of the Company on August 31, 1999. Under the Incentive Plan, which became effective on February 1, 2000, the effective date of the Plan of Reorganization of the Life Company, options granted may be either non-qualified stock options or incentive stock options qualifying under Section 422 of the Internal Revenue Code. The Incentive Plan objectives include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire the Company's common stock. In 2001, the Board adopted and the stockholders approved the amended and restated 1999 Long-Term Stock Incentive Plan (as amended the Long-Term Stock Incentive Plan) and the Non-Employee Directors' Long-Term Stock Incentive Plan (the Directors' Plan, collectively, the Incentive Plans).

The maximum number of shares of common stock available under the Long-Term Incentive Plan is 40,741,403. In addition, no more than 8,148,281 of these shares shall be available for stock awards. The maximum number of shares that may be granted as incentive stock options is 32,593,122 shares. The aggregate number of shares that may be covered by awards for any one participant over the period that the Long-Term Stock Incentive Plan is in effect shall not exceed 8,148,281 shares. Subject to these overall limits, there is no annual limit on the number of stock options or stock awards that may be granted in any one year.

The maximum number of shares available in the Non-Employee Directors' Long-Term Stock Incentive Plan is 1,000,000 shares of common stock. Pursuant to the Non-Employee Directors' Long-Term Stock Incentive Plan, each director receives 50% of the annual retainer paid to eligible directors in the form of stock awards. Where a director elects to have the remaining 50% of their retainer invested in shares of the Company's common stock through open market purchases the Company grants a partial matching stock award, which is forfeitable. Commencing on April 1, 2002, the matching stock award is transferred from the Non-Employee Directors' Long-Term Stock Incentive Plan. In addition, on stockholder approval of the Non-Employee Directors' Long-Term Stock Incentive Plan, each non-employee director received a non-qualified stock option award of 15,000 shares. As any new non-employee director is appointed that person will receive an initial option award of 15,000 shares and annually thereafter, at the date of the Company's annual meeting, each will receive non-qualified stock option awards for 5,000 shares.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
	(In thousands)		(In thousands)
Equity compensation plans approved by stockholders	23,370.3	$34.39	15,169.3
Equity compensation plans not approved by stockholders	–	–	–
Total	23,370.3	$34.39	15,169.3

The Incentive Plans have options exercisable at the dates listed in the table below. The Company granted 11.2 million options during the year ended December 31, 2002. Options outstanding under the Long-Term Stock Incentive Plan were granted at a price equal to the market value of the stock on the date of grant, vest over a two-year period, and expire five years after the grant date. Options outstanding under the Non-Employee Directors' Plan were granted at a price equal to the market value of the stock on the date of grant, vest immediately, and expire five years after grant date. During 2002, the Company granted approximately 1.1 million options as part of its incentive compensation program, these options were granted at market value, vested on the date of grant, and expire five years after grant.

The status of stock options awards under the Incentive Plans are summarized below as of December 31:

	Number of shares (In thousands)	Weighted-average exercise price	Shares subject to exercisable options	Weighted-average exercise price per share
Outstanding at February 1, 2000	–	–		
Granted	4,618.4	$14.06		
Exercised	0.2	13.94		
Canceled	311.6	$13.94		
Outstanding at December 31, 2000	4,306.6	$14.07		
Granted	11,185.2	$35.96		
Exercised	885.5	14.05		
Canceled	1,017.4	29.61		
Outstanding at December 31, 2001	13,588.9	$30.92	2,521.5	$24.83
Granted	11,153.1	$36.94		
Exercised	971.6	14.74		
Canceled	400.1	35.38		
Outstanding at December 31, 2002	23,370.3	$34.39	9,252.3	$30.25

Through December 31, 2002, the Company accounted for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value, with the exception of the Signator Stock Option Program. Had compensation expense for the remaining Company's stock-based compensation plan been determined based upon fair values at the grant dates for awards under the plan in accordance with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. Stock option awards granted after December 31, 2002 will be accounted for using the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation.

The estimated weighted-average fair value per share using the Black-Scholes option valuation model is $7.70, $9.35 and $3.66, for the years ending December 31, 2002, 2001 and 2000, respectively, using the following assumptions:

	2002	2001	2000
Expected term	3 years	3-5 years	2-5 years
Risk free rate (1)	2.51%	4.6%-6.0%	4.8%-5.6%
Dividend yield	1.05%	1.0%	1.8%
Expected volatility	28.8%	32.0%	24.0%

(1) Dependent on grant date.

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001	For the period February 1 through December 31, 2000	Year Ended December 31, 2000 Pro Forma (unaudited)
(in millions, except per share data)				
Net income, as reported	$499.5	$618.7	$774.7	$818.7
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	0.9	0.8	–	–
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects (unaudited)	57.6	36.2	3.7	4.2
Pro forma net income (unaudited)	$442.8	$583.3	$771.0	$814.5
Earnings per share				
Basic:				
As reported	$ 1.71	$ 2.03	$ 2.46	$ 2.60
Pro forma (unaudited)	1.52	1.92	2.45	2.59
Diluted:				
As reported	1.70	2.01	2.45	2.59
Pro forma (unaudited)	1.51	1.90	2.44	2.58

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of exercise price	Number of options outstanding at 12/31/02	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number of exercisable options at 12/31/02	Weighted-average exercise price of exercisable options
	(in thousands)			(in thousands)	
$12.49 – $16.65	2,137.2	2.2	$13.94	2,137.2	$13.94
$20.81 – $24.97	35.0	2.6	23.59	35.0	23.59
$24.97 – $29.13	2,541.7	5.0	28.96	–	–
$29.13 – $33.30	1,387.3	4.9	30.45	1,137.3	30.61
$33.30 – $37.46	9,217.9	3.2	35.51	5,101.9	35.55
$37.46 – $41.62	8,051.2	3.9	40.96	840.9	39.41
	23,370.3	3.6	$34.39	9,252.3	$30.25

Under the Signator Stock Option Program, pursuant to the Long-Term Stock Incentive Plan, which was implemented in 2001, the Company granted 270,270 stock options during February 2002 at a grant price of $37.57 per share and 20,000 stock options at a grant price of $40.50 per share during March 2002. During February 2001, the Company granted 343,739 stock options at a grant price of $35.53 per share. All stock option awards under the Signator Stock Option Program were granted to non-employee general agents at a price equal to the market value of the stock on the date of grant. The stock options vest over a two-year period, subject to continued participation in the John Hancock sales program and attainment of established, individual sales goals. After one year of vesting, an agent is allowed to exercise 50% of the stock options granted. The Company amortizes compensation expense for the grant over a 24-month period commencing on grant date at a fair value of $7.83, $8.44 and $9.24 per option determined by the Black-Scholes Option valuation model for the February 2002, March 2002 and February 2001 grants, respectively. In accordance with EITF No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." The expense related to option grants under the Signator Stock Option Program is adjusted to a current fair value at each reporting period. Total amortization expense recognized for the year ended December 31, 2002, after the mark was $1.4 million. Total amortization expense for 2001 was $1.3 million. The total grant date fair value of the stock options granted under the program from January 1, 2002 through December 31, 2002, is $2.3 million and from January 1, 2001 through December 31, 2001, is $3.1 million. During 2002 and 2001, 67,457 and 4,737 stock options were forfeited with a total grant date price of $0.5 million and $0.01 million, respectively. The outstanding option balance for the 2002 and 2001 grants under the Signator Stock Options Grant Program are 290,270 and 271,545, respectively, at December 31, 2002.

In 2002, the Company anticipates a $12 million tax deduction on its tax return for employee stock option compensation. The Company plans to file its 2002 tax return by September 15, 2003. In 2001, the Company deducted $12.4 million on its tax return for employee stock option compensation. In 2000, the year of the Company's initial public offering, the Company deducted an immaterial amount on its tax return for employee stock option compensation.

Stock Grants to Non-Executives

During March 2000, the Company granted 291,028 shares of non-vested stock to key personnel at a weighted-average grant price per share of $14.34. These grants of non-vested stock are forfeitable and vest at three or five years of service with the Company. The total grant-date exercise price of the non-vested stock granted from January 1, 2000 through December 31, 2000 is $4.2 million. During 2002, 2001 and 2000, 6,871, 13,588 and 50,837 shares of non-vested stock were forfeited with a total grant date exercise price of $0.1 million, $0.2 million and $0.7 million, respectively. The outstanding share balance in the 2000 plan is 219,732 as of December 31, 2002.

During February and March 2001, the Company granted 268,293 total shares of non-vested stock to key personnel. The program was funded with cash and the shares were purchased on the open market at the weighted-average grant price of $37.22 per share. These grants of non-vested stock are forfeitable and vest at three years of service with the Company. The total grant-date exercise price of the non-vested stock granted from January 1, 2001 through December 31, 2001 is $10.0 million. During 2002 and 2001, 4,051 and 16,768 shares of non-vested stock were forfeited with a total grant-date exercise price of $0.2 million and $0.6 million, respectively. The outstanding share balance in the 2001 plan is 247,474 at December 31, 2002.

During February 2002, the Company granted 154,643 total shares of non-vested stock to key personnel. The program was funded with cash and the shares were purchased on the open market at the weighted-average grant price of $38.22 per share. These grants of non-vested stock are forfeitable and vest at three years of service with the Company. The total grant-date exercise price of the non-vested stock granted from January 1, 2002 through December 31, 2002 is $5.9 million. During 2002, 66 shares of non-vested stock were forfeited with a total grant-date price of $0.01 million. The outstanding share balance in the 2002 plan is 154,577 at December 31, 2002.

Stock Grants to Executives

During 2001, the Company granted 75,749 shares of non-vested stock to executive officers at a weighted-average grant price per share of $35.72. These grants of non-vested stock are forfeitable and vest at three or five years of service with the Company. The Company amortizes compensation expense for the grant over the vesting period. Total amortization for the period ending December 31, 2002 and 2001, was $0.5 and $0.3 million, respectively. The total grant-date price of the non-vested stock granted from January 1, 2001 through December 31, 2001, is $2.7 million. During 2001, 14,000 shares of non-vested stock were forfeited with a total grant-date price of $0.5 million. There were no forfeitures in 2002. The total outstanding share balance of these grants is 61,749 at December 31, 2002.

During January 2002, the Company granted 550,000 shares of non-vested stock to the Company's policy committee at a weighted-average grant price per share of $41.62. These grants of non-vested stock are forfeitable and vest at five years of service with the Company. The Company amortizes compensation expense for the grant over the vesting period. Total amortization for the period ending December 31, 2002 was $4.6 million. The total grant-date price of the non-vested stock granted from January 1, 2002 through December 31, 2002, is $22.9 million. There were no forfeitures of this grant during 2002. The outstanding share balance of this grant is 550,000 at December 31, 2002.

During February 2002, the Company granted 87,401 shares of non-vested stock to executive officers at a weighted-average grant price per share of $38.22. These grants of non-vested stock are forfeitable and vest at three years of service with the Company. The total grant-date exercise price of the non-vested stock granted from January 1, 2002 through December 31, 2002, is $3.3 million. There were no forfeitures of this grant during 2002. The outstanding share balance of this grant is 87,401 at December 31, 2002.

Stock Grants to Board Members

During 2002 and 2001, the Company issued 7,504 and 3,129 shares to Non-Employee Directors as payment of 50% of their quarterly retainer, respectively. These shares are not forfeitable and vest immediately. The total grant-date exercise price of this stock issued to non-employee directors from January 1, 2002 through December 31, 2002 is $0.3 million and from January 1, 2001 through December 31, 2001 is $0.1 million. In addition, in July 2001, the Company implemented a plan that would allow directors, at their discretion, to invest the second half of their quarterly retainer in the Company's common stock in lieu of receiving cash. The Company will match any investment at a rate of 50%. The restricted stock given as matching shares, is forfeitable and vests over three years. For the period from July 1, 2001 through March 31, 2002, the restricted stock given as matching shares was purchased on the open market. As of April 1, 2002, the restricted stock given as matching shares is granted from the Non-Employee Long Term Stock Incentive Plan. At December 31, 2002 and 2001, 484 and 256 shares were matched under the program at a weighted-average grant price per share of $36.22 and $39.07, respectively. Of these shares, 120 were purchased on the open market and 364 were transferred from the Non-Employee Directors' Long-Term Stock Incentive Plan. Total expense recognized for the period ending December 31, 2002 and 2001 was $0.04 million and $0.01 million, respectively. There were no forfeitures through December 31, 2001.

Stock Ownership and Loan Program. In January 2000, the Company adopted a loan program whereby the Company may extend credit to key executives to purchase stock in order for them to meet mandatory stock ownership requirements. These full recourse loans bear interest at variable rates and principal and interest are payable no later than the death of the executive, termination of employment or five years. As of December 31, 2002 and 2001, these loans receivable were $3.8 million and $1.8 million and were recorded in other assets. Pursuant to the Sarbanes-Oxley Act of 2002, this program is no longer actively lending on existing loans and the Company has ceased any further lending under the program.

Stock Compensation Activity Subsequent to Year End

During January 2003, the Compensation Committee of the Board of Directors approved stock and stock option grants to the Policy Committee and certain key employees of the Company. The equity grants were made in compliance with the terms of the Long-Term Stock Incentive Plan. A total of 1.2 million shares of non-vested stock was granted, with a total grant date price of $32.9 million. In addition, approximately one million options were granted, with a grant date fair value of $6.0 per option as determined by the Black-Scholes option valuation model.

Event (unaudited) Subsequent to Date of Independent Auditor's Report

All loans under the stock ownership and loan program were paid off as of March 4, 2003.

Note 16 – Goodwill and Other Intangible Assets

The Company recognizes purchased intangible assets which result from business combinations; goodwill, the value of business acquired (VOBA), and mutual fund investment management contracts acquired (management contracts). The excess of the cost over the fair value of identifiable assets acquired in business combinations is recorded as goodwill. The present value of estimated future profits of insurance policies in force related to businesses acquired is recorded as VOBA.

The management contract assets relate to the Company's mutual fund subsidiary, John Hancock Funds, Inc. (JHFunds) which purchased mutual fund investment contracts as part of its plan to grow its mutual fund management business. These contracts are identifiable intangible assets which are deemed to be indefinitely renewable by the Company, and are therefore indefinite lived assets under the guidance of SFAS 142.

The following tables set forth certain summarized financial information relating to the Company's purchased intangible assets as of the dates and periods indicated.

	Gross Carrying Amount	Accumulated Amortization And Other Changes	Net Carrying Amount
(in millions)			
December 31, 2002			
Unamortizable intangible assets:			
Goodwill	$334.1	$(79.5)	$254.6
Management contracts	12.2	(7.0)	5.2
Amortizable intangible assets:			
VOBA	499.8	(18.1)	481.7
December 31, 2001			
Unamortizable intangible assets:			
Goodwill	361.4	(81.4)	280.0
Management contracts	9.0	(7.0)	2.0
Amortizable intangible assets:			
VOBA	407.3	(16.6)	390.7

For the Years Ended December 31,	2002	2001	2000
(in millions)			
Aggregate amortization expense			
Goodwill amortization, net of tax of $ – million, $3.6 million, and $4.4 million, respectively	–	$12.8	$15.5
Management contract amortization, net of tax of $ – million, $0.3 million and $0.3 million, respectively	–	0.7	0.7
VOBA amortization, net of tax of $0.4 million, $(0.7) million and $1.4 million, respectively	$0.9	(2.2)	3.5
Aggregate amortization expense, net of tax of $0.4 million, $3.2 million and $6.1 million, respectively	$0.9	$11.3	$19.7

	Tax Effect	Net Expense
(in millions)		
Estimated future aggregate amortization expense for the years ended December 31,		
2003	$3.9	$7.3
2004	$4.3	$7.7
2005	$4.9	$9.0
2006	$5.4	$9.9
2007	$4.9	$9.1

The changes in the carrying value of goodwill, presented for each business segment, for the periods indicated, are as follows:

(in millions)	Protection	Asset Gathering	G&SFP	Investment Management	Corporate and Other	Consolidated
Goodwill balance at January 1, 2001	$76.5	$48.9	–	$ 0.9	$102.8	$229.1
Changes to goodwill during 2001:						
Amortization	(4.0)	(6.8)	–	(0.5)	(5.1)	(16.4)
Goodwill acquired (1)	–	–	–	–	77.6	77.6
Foreign currency translation adjustment (2)	–	–	–	–	(6.2)	(6.2)
Other adjustments (3) (4)	1.0	–	–	–	(5.1)	(4.1)
Goodwill balance at December 31, 2001	$73.5	$42.1	–	$ 0.4	$164.0	$280.0

(1) Maritime Life acquired RSAF in 2001, as discussed in Note 1 – Summary of Significant Accounting Policies, above.

(2) Goodwill related to Maritime Life is subject to fluctuations in the value of the Canadian Dollar relative to the US Dollar.

(3) Purchase price adjustments relating to the 1999 acquisition of the Fortis long term care business resulted in an adjustment to goodwill relating to the Fortis business of $1.0 million.

(4) The Company sold its Investors Guaranty Life business (IGL) in 2001 and as a result, disposed of $4.9 million of remaining goodwill related to IGL. In addition the Company wrote off its remaining goodwill of $0.2 million in an international subsidiary.

(in millions)	Protection	Asset Gathering	G&SFP	Investment Management	Corporate and Other	Consolidated
Goodwill balance at January 1, 2002	$73.5	$42.1	–	$0.4	$164.0	$280.0
Changes to goodwill during 2002:						
Amortization	–	–	–	–	–	–
Goodwill acquired	–	–	–	–	–	–
Foreign currency translation adjustment (1)	–	–	–	–	1.9	1.9
Other adjustments (2) (3)	(7.4)	–	–	–	(19.9)	(27.3)
Goodwill balance at December 31, 2002	$66.1	$42.1	–	$0.4	$146.0	$254.6

(1) Goodwill related to Maritime Life is subject to fluctuations in the value of the Canadian Dollar relative to the US Dollar.

(2) Purchase price negotiations with Fortis, Inc. were concluded during the first quarter of 2002, resulting in an adjustment of $(7.3) million to the goodwill related to the Company's 1999 acquisition of Fortis' long term care insurance business. Legal fees associated with these negotiations were finalized in the second quarter of 2002, resulting in a further adjustment to goodwill of $(0.1) million.

(3) An adjustment of $(19.9) million was made to previously recorded goodwill relating to RSAF, to reflect refinements in methods and assumptions implemented upon finalization of transition to Maritime Life valuation systems.

The changes in the carrying value of VOBA, presented for each business segment, for the periods indicated, are as follows:

(in millions)	Protection	Asset Gathering	G&SFP	Investment Management	Corporate and Other	Consolidated
VOBA balance at January 1, 2001	$151.0	–	–	–	$189.0	$340.0
Amortization and other changes during 2001:						
Amortization	(3.1)	–	–	–	6.0	2.9
VOBA acquired (1)	–	–	–	–	57.3	57.3
Adjustment to unrealized gains on securities available-for-sale	(2.8)	–	–	–	5.1	2.3
Foreign currency translation adjustment (2)	–	–	–	–	(11.8)	(11.8)
VOBA balance at December 31, 2001	$145.1	–	–	–	$245.6	$390.7

(1) Maritime Life acquired RSAF in 2001, as discussed in Note 1 – Summary of Significant Accounting Policies, above.

(2) VOBA related to Maritime Life is subject to fluctuations in the value of the Canadian Dollar relative to the US Dollar.

(in millions)	Protection	Asset Gathering	G&SFP	Investment Management	Corporate and Other	Consolidated
VOBA balance at January 1, 2002	$145.1	–	–	–	$245.6	$390.7
Amortization and other changes during 2002:						
Amortization	(5.1)	–	–	–	3.8	(1.3)
VOBA acquired (1)	104.3	–	–	–	–	104.3
Adjustment to unrealized gains on securities available-for-sale	(0.2)	–	–	–	(9.4)	(9.6)
Foreign currency translation adjustment (2)	–	–	–	–	3.1	3.1
Other adjustments (3)	–	–	–	–	(5.5)	(5.5)
VOBA balance at December 31, 2002	$244.1	–	–	–	$237.6	$481.7

(1) The Company acquired a block of insurance business from Allmerica Financial Corporation on December 31, 2002, as discussed in Note 1 – Summary of Significant Accounting Policies above. This balance reflects the Company's best estimate of the VOBA as of December 31, 2002, however, this valuation is not complete and further future refinement of this estimate may be necessary.

(2) VOBA related to Maritime Life is subject to fluctuations in the value of the Canadian Dollar relative to the US Dollar.

(3) An adjustment of $(5.5) million was made to previously recorded VOBA relating to RSAF, to reflect refinements in methods and assumptions implemented upon finalization of transition to Maritime Life valuation systems.

The changes in the carrying value of management contracts, presented for each business segment, for the periods indicated, are as follows:

	Protection	Asset Gathering	G&SFP	Investment Management	Corporate and Other	Consolidated
(in millions)						
Management contracts balance at January 1, 2001	–	$ 3.0	–	–	–	$ 3.0
Amortization and other changes during 2001:						
Amortization	–	(1.0)	–	–	–	(1.0)
Other adjustments	–	–	–	–	–	–
Management contracts balance at December 31, 2001	–	$ 2.0	–	–	–	$ 2.0

	Protection	Asset Gathering	G&SFP	Investment Management	Corporate and Other	Consolidated
(in millions)						
Management contracts balance at January 1, 2002	–	$2.0	–	–	–	$2.0
Amortization and other changes during 2002:						
Amortization	–	–	–	–	–	–
Management contracts acquired (1)	–	3.2	–	–	–	3.2
Other adjustments	–	–	–	–	–	–
Management contracts balance at December 31, 2002	–	$5.2	–	–	–	$5.2

(1) This increase results from JHFund's purchases of the management contracts for the U.S. Global Leaders Growth Fund's and the Pzena Focused Value Fund in 2002.

The net income of the Company, if the Company had not amortized goodwill and management contracts prior to the adoption of SFAS No. 142, would have been as follows:

Years Ended December 31,	2002	2001	2000
(in millions, except per-share data)			
Net income:			
As reported	$499.5	$618.7	$818.7
Goodwill amortization, net of tax	–	12.8	15.5
Management contract amortization, net of tax	–	0.7	0.7
Proforma (unaudited)	$499.5	$632.2	$834.9
Basic earnings per common share:			
As reported	$ 1.71	$ 2.03	$ 2.60
Goodwill amortization, net of tax	–	0.04	0.05
Management contract amortization, net of tax(1)	–	0.01	0.00
Proforma (unaudited)	$ 1.71	$ 2.08	$ 2.65
Diluted earnings per common share:			
As reported	$ 1.70	$ 2.01	$ 2.59
Goodwill amortization, net of tax	–	0.04	0.05
Management contract amortization, net of tax(1)	–	0.00	0.00
Proforma (unaudited)	$ 1.70	$ 2.05	$ 2.64

(1) Rounds to $0.00 in 2001 and/or 2000

Note 17 – Information Provided in Connection with Market Value Annuity of John Variable Life Insurance Company

The following condensed consolidating financial statements are provided in compliance with Regulation S-X of the Securities and Exchange Commission (the "Commission") and in accordance with Rule 12h-5 of the Commission.

John Hancock Variable Life Insurance Company (the Variable Company) is a wholly-owned subsidiary of JHFS. The Variable Company sells deferred annuity contracts, which are registered products with the Commission and, which feature a market value adjustment. As of December 31, 2002, JHFS provides a full and unconditional guarantee of the Variable Company's obligation to pay amounts due to contractholders on surrender, withdrawal or annuitization of the Variable Company's deferred annuity contracts' market value adjustment interest. In addition, JHFS guarantees all Variable Company's future issues of deferred annuity contracts with market value adjustments.

JHFS is an insurance holding company. The assets of JHFS consist primarily of the outstanding capital stock of the Life Company, John Hancock Canadian Holding Company and investments in other international subsidiaries. JHFS' cash flow primarily consists of dividends from its operating subsidiaries and proceeds from debt offerings (see Note 7 – Debt and Line of Credit) offset by expenses, shareholder dividends and stock repurchases. As a holding company, the Company's ability to meet its cash requirements, including, but not limited to, paying interest on any debt, paying expenses related to its affairs, paying dividends on its common stock and any board of directors approved repurchase of its common stock pursuant to the board of director's approved plan, substantially depends upon dividends from its operating subsidiaries.

State insurance laws generally restrict the ability of insurance companies to pay cash dividends in excess of prescribed limitations without prior approval. The Life Company's limit is the greater of 10% of the statutory surplus or the prior calendar year's statutory net gain from operations of the Life Company. The ability of the Life Company, JHFS' primary operating subsidiary, to pay shareholder dividends is and will continue to be subject to restrictions set forth in the insurance laws and regulations of Massachusetts, its domiciliary state. The Massachusetts insurance law limits how and when the Life Company can pay shareholder dividends. The Life Company, in the future, could also be viewed as being commercially domiciled in New York. If so, dividend payments may also be subject to New York's holding company act as well as Massachusetts law. JHFS currently does not expect such regulatory requirements to impair its ability to meet its liquidity and capital needs. However, JHFS can give no assurance it will declare or pay dividends on a regular basis.

Condensed Consolidating Balance Sheet

December 31, 2002	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
(in millions)					
Assets:					
Invested assets	–	$ 3,703.0	$61,693.4	$ 541.1	$65,937.5
Cash and cash equivalents	$ 14.6	200.7	973.1	2.2	1,190.6
Investment in unconsolidated subsidiaries	7,003.7	112.2	–	(7,115.9)	–
Other assets	25.7	1,485.9	8,444.0	(46.9)	9,908.7
Separate account assets	–	5,883.7	14,943.6	–	20,827.3
Total Assets	$7,044.0	$11,385.5	$86,054.1	$(6,619.5)	$97,864.1
Liabilities:					
Insurance liabilities and Consumer Notes	–	$ 3,888.8	$60,348.1	$ 451.8	$64,688.7
Debt	$ 813.2	–	1,051.0	(65.0)	1,799.2
Other liabilities	19.7	524.1	3,633.9	(2.6)	4,175.1
Separate account liabilities	–	5,883.7	14,943.6	–	20,827.3
Total Liabilities	832.9	10,296.6	79,976.6	384.2	91,490.3
Preferred shareholder's equity in subsidiary companies	–	–	162.7	–	162.7
Shareholder's equity (1)	6,211.1	1,088.9	5,914.8	(7,003.7)	6,211.1
Total Liabilities, Preferred Shareholders' Equity in Subsidiary Companies and Shareholders' Equity (1)	$7,044.0	$11,385.5	$86,054.1	$(6,619.5)	$97,864.1

December 31, 2001	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
(in millions)					
Assets:					
Invested assets	–	$ 2,960.9	$54,178.7	$ 541.5	$57,681.1
Cash and cash equivalents	$ 109.4	108.4	1,088.9	7.0	1,313.7
Investment in unconsolidated subsidiaries	6,197.5	103.6	–	(6,301.1)	–
Other assets	74.4	1,341.6	8,051.3	(36.4)	9,430.9
Separate account assets	–	6,729.1	15,989.4	–	22,718.5
Total Assets	$6,381.3	$11,243.6	$79,308.3	$(5,789.0)	$91,144.2
Liabilities:					
Insurance liabilities	–	$ 3,124.3	$53,766.9	$ 460.4	$57,351.6
Debt	$ 498.6	–	1,028.1	(43.6)	1,483.1
Other liabilities	17.7	424.6	3,169.7	(8.3)	3,603.7
Separate account liabilities	–	6,729.1	15,989.4	–	22,718.5
Total Liabilities	516.3	10,278.0	73,954.1	408.5	85,156.9
Preferred shareholder's equity in subsidiary companies	–	–	122.3	–	122.3
Shareholder's equity (1)	5,865.0	965.6	5,231.9	(6,197.5)	5,865.0
Total Liabilities, Preferred Shareholders' Equity in Subsidiary Companies and Shareholders' Equity (1)	$6,381.3	$11,243.6	$79,308.3	$(5,789.0)	$91,144.2

(1) Shareholder's equity includes common stock of JHFS at $.01 par value per share, 2.0 billion shares authorized, 317.5 million and 315.9 million shares issued as of December 31, 2002 and 2001, respectively, and JHFS treasury stock at cost of $1,057.2 million, or 29.5 million shares, and $672.2 million, or 18.5 million shares, as of December 31, 2002 and 2001, respectively.

Condensed Consolidating Statement of Income

For the Year Ended December 31, 2002 (in millions)	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
Revenues					
Premiums	–	$ 58.0	$3,318.6	$ 0.5	$3,377.1
Universal life and investment-type product charges	–	355.2	459.2	0.8	815.2
Net investment income	$ 0.8	234.3	3,663.2	35.8	3,934.1
Net realized investment and other gains (losses), net	–	(26.5)	(433.9)	5.7	(454.7)
Investment management revenues, commissions and other fees	–	–	527.7	–	527.7
Other revenue	0.1	1.2	254.3	0.1	255.7
Total revenues	0.9	622.2	7,789.1	42.9	8,455.1
Benefits and expenses					
Benefits to policyholders	–	320.5	5,043.6	23.6	5,387.7
Other operating costs and expenses	57.5	67.5	1,369.1	1.5	1,495.6
Amortization of deferred acquisition costs	–	59.9	290.2	0.1	350.2
Dividend to policyholders	–	18.8	566.6	–	585.4
Total benefits and expenses	57.5	466.7	7,269.5	25.2	7,818.9
Income (loss) before income taxes	(56.6)	155.5	519.6	17.7	636.2
Income taxes	(25.6)	52.3	103.9	6.1	136.7
Net income (loss) after taxes	(31.0)	103.2	415.7	11.6	499.5
Equity in the net income of unconsolidated subsidiaries	530.5	11.6	–	(542.1)	–
Net income	$499.5	$114.8	$ 415.7	$(530.5)	$ 499.5

Condensed Consolidating Statement of Income

For the Year Ended December 31, 2001 (in millions)	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
Revenues					
Premiums	–	$ 59.0	$3,791.2	$ 1.1	$3,851.3
Universal life and investment-type product charges	–	364.6	407.1	0.8	772.5
Net investment income	$ 5.4	189.4	3,712.5	37.6	3,944.9
Net realized investment and other gains (losses), net	–	(5.5)	(240.1)	(3.5)	(249.1)
Investment management revenues, commissions and other fees	–	–	602.9	–	602.9
Other revenue	0.1	24.0	162.4	–	186.5
Total revenues	5.5	631.5	8,436.0	36.0	9,109.0
Benefits and expenses					
Benefits to policyholders	–	270.1	5,610.6	24.0	5,904.7
Other operating costs and expenses	38.8	74.0	1,385.1	2.2	1,500.1
Amortization of deferred acquisition costs	–	66.9	239.7	0.2	306.8
Dividend to policyholders	–	21.4	549.9	–	571.3
Total benefits and expenses	38.8	432.4	7,785.3	26.4	8,282.9
Income (loss) before income taxes	(33.3)	199.1	650.7	9.6	826.1
Income taxes	(14.4)	60.2	166.8	2.0	214.6
Net income (loss) before cumulative effect of accounting changes	(18.9)	138.9	483.9	7.6	611.5
Cumulative effect of accounting changes, net of income tax	–	(1.6)	8.8	–	7.2
Equity in the net income of unconsolidated subsidiaries	637.6	7.6	–	(645.2)	–
Net income	$618.7	$144.9	$ 492.7	$(637.6)	$ 618.7

Condensed Consolidating Statement of Income

For the Year Ended December 31, 2000	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
(in millions)					
Revenues					
Premiums	–	$ 27.8	$3,423.5	$ 0.8	$3,452.1
Universal life and investment-type product charges	–	336.3	412.2	0.8	749.3
Net investment income	$ 11.9	175.2	3,639.5	38.2	3,864.8
Net realized investment and other gains (losses), net	–	(8.2)	99.3	(2.4)	88.7
Investment management revenues, commissions and other fees	–	–	764.8	–	764.8
Other revenue	0.2	0.2	17.2	–	17.6
Total revenues	12.1	531.3	8,356.5	37.4	8,937.3
Benefits and expenses					
Benefits to policyholders	–	225.2	5,127.0	23.4	5,375.6
Other operating costs and expenses	31.7	109.3	1,437.9	7.5	1,586.4
Amortization of deferred acquisition costs	–	33.6	208.0	0.4	242.0
Dividend to policyholders	–	26.1	538.3	–	564.4
Demutualization expenses	–	–	10.6	–	10.6
Total benefits and expenses	31.7	394.2	7,321.8	31.3	7,779.0
Income (loss) before income taxes	(19.6)	137.1	1,034.7	6.1	1,158.3
Income taxes	(3.5)	42.4	299.3	1.4	339.6
Net income (loss) after taxes	(16.1)	94.7	735.4	4.7	818.7
Equity in the net income of unconsolidated subsidiaries	790.8	4.7	–	(795.5)	–
Net income	$774.7	$ 99.4	$ 735.4	$(790.8)	$ 818.7

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2002	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
(in millions)					
Net income	$ 499.5	$ 114.8	$ 415.7	$(530.5)	$ 499.5
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Amortization of discount-fixed maturities	–	0.3	(116.3)	(0.6)	(116.6)
Equity in net income of unconsolidated subsidiaries	(530.5)	(11.6)	–	542.1	–
Net realized investment and other (gains) losses	–	26.5	433.9	(5.7)	454.7
Change in deferred policy acquisition costs	–	(124.7)	(219.9)	0.1	(344.5)
Depreciation and amortization	0.7	0.2	57.9	1.1	59.9
Net cash flows from trading securities	–	–	5.4	–	5.4
(Increase) decrease in accrued investment income	–	(9.0)	5.5	(0.3)	(3.8)
Decrease in premiums and accounts receivable	–	8.3	28.0	0.4	36.7
Decrease (increase) in other assets and other liabilities, net	63.4	(23.1)	(317.1)	60.1	(216.7)
Decrease (increase) in policy liabilities and accruals, net	–	(77.1)	2,176.0	23.8	2,122.7
Increase in income taxes	15.4	33.9	14.9	(0.4)	63.8
Net cash provided by (used in) operating activities	48.5	(61.5)	2,484.0	90.1	2,561.1
Cash flows from investing activities:					
Sales of:					
Fixed maturities available-for-sale	–	432.0	5,377.8	28.2	5,838.0
Equity securities available-for-sale	–	6.2	362.8	1.2	370.2
Real estate	–	0.3	129.6	–	129.9
Short term investments and other invested assets	–	–	460.1	–	460.1
Maturities, prepayments, and scheduled redemptions of:					
Fixed maturities held-to-maturity	–	2.3	213.4	0.9	216.6
Fixed maturities available-for-sale	–	126.5	2,745.5	29.2	2,901.2
Short term investments and other invested assets	–	22.1	307.0	2.8	331.9
Mortgage loans on real estate	–	59.6	1,577.8	31.1	1,668.5
Purchases of:					
Fixed maturities held-to-maturity	–	(3.0)	(24.5)	(0.1)	(27.6)
Fixed maturities available-for-sale	–	(1,098.9)	(13,262.4)	(75.6)	(14,436.9)
Equity securities available-for-sale	–	(3.5)	(166.9)	(0.4)	(170.8)
Real estate	–	(0.1)	(14.0)	–	(14.1)
Short term investments and other invested assets	–	(65.3)	(1,483.7)	(8.0)	(1,557.0)
Mortgage loans on real estate issued	–	(150.5)	(2,178.2)	(19.9)	(2,348.6)
Other, net	–	(23.3)	(65.4)	13.2	(75.5)
Capital contributed to unconsolidated subsidiaries	(91.5)	–	–	91.5	–
Dividends received from unconsolidated subsidiaries	111.0	–	–	(111.0)	–
Net cash provided by (used in) investing activities	19.5	(695.6)	(6,021.1)	(16.9)	(6,714.1)

For the Year Ended December 31, 2002	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
Cash flows from financing activities:					
Capital contributions paid by parent	–	–	$ 91.5	$ (91.5)	–
Acquisition of treasury stock	$(385.0)	–	–	–	$ (385.0)
Dividends paid on common stock	(92.2)	–	(111.0)	111.0	(92.2)
Universal life and investment-type contract deposits	–	$1,232.1	8,408.9	–	9,641.0
Universal life and investment-type contract maturities and withdrawals	–	(382.7)	(5,311.1)	(32.5)	(5,726.3)
Issuance of preferred stock	–	–	61.9	–	61.9
Issuance of consumer notes	–	–	290.2	–	290.2
Issuance of long-term debt	65.0	–	20.0	(65.0)	20.0
Issuance of short-term debt	249.4	–	(156.6)	–	92.8
Repayment of short-term debt	–	–	(67.0)	–	(67.0)
Repayment of long-term debt	–	–	(54.9)	–	(54.9)
Net increase in commercial paper	–	–	249.4	–	249.4
Net cash (used in) provided by financing activities	(162.8)	849.4	3,421.3	(78.0)	4,029.9
Net (decrease) increase in cash and cash equivalents	(94.8)	92.3	(115.8)	(4.8)	(123.1)
Cash and cash equivalents at beginning of year	109.4	108.4	1,088.9	7.0	1,313.7
Cash and cash equivalents at end of year	$ 14.6	$ 200.7	$ 973.1	$ 2.2	$ 1,190.6

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2001	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
(in millions)					
Net income	$ 618.7	$ 144.9	$ 492.7	$(637.6)	$ 618.7
Adjustments to reconcile net income to net cash (used in) provided by operating activities:					
Amortization of discount-fixed maturities	–	0.7	(160.5)	(1.1)	(160.9)
Equity in net income of unconsolidated subsidiaries	(637.6)	(7.6)	–	645.2	–
Net realized investment and other losses	–	5.5	240.1	3.5	249.1
Change in deferred policy acquisition costs	–	(74.2)	(200.0)	0.1	(274.1)
Depreciation and amortization	0.3	(1.3)	79.0	1.6	79.6
Net cash flows from trading securities	–	–	(69.4)	–	(69.4)
Increase in accrued investment income	–	(8.3)	(30.2)	(0.3)	(38.8)
Increase in premiums and accounts receivable	–	(4.7)	(9.5)	(0.8)	(15.0)
Increase in other assets and other liabilities, net	(34.1)	(159.1)	(315.4)	43.5	(465.1)
Increase in policy liabilities and accruals, net	–	265.3	2,183.0	23.8	2,472.1
(Decrease) increase in income taxes	(10.6)	116.8	129.5	1.9	237.6
Net cash (used in) provided by operating activities	(63.3)	278.0	2,339.3	79.8	2,633.8
Cash flows from investing activities:					
Sales of:					
Fixed maturities available-for-sale	–	162.6	16,744.9	22.0	16,929.5
Equity securities available-for-sale	–	3.3	610.5	2.7	616.5
Real estate	–	3.3	54.0	–	57.3
Short term investments and other invested assets	–	–	153.3	–	153.3
Maturities, prepayments, and scheduled redemptions of:					
Fixed maturities held-to-maturity	–	2.4	239.3	2.1	243.8
Fixed maturities available-for-sale	–	139.8	3,031.5	40.6	3,211.9
Short term investments and other invested assets	–	46.1	167.5	0.4	214.0
Mortgage loans on real estate	–	42.0	1,509.3	24.4	1,575.7
Purchases of:					
Fixed maturities held-to-maturity	–	(5.0)	(61.6)	(0.1)	(66.7)
Fixed maturities available-for-sale	–	(1,012.5)	(26,037.5)	(99.8)	(27,149.8)
Equity securities available-for-sale	–	(4.1)	(361.2)	(2.0)	(367.3)
Real estate	–	(0.6)	(52.9)	–	(53.5)
Short term investments and other invested assets	–	(37.5)	(497.6)	(2.1)	(537.2)
Mortgage loans on real estate issued	–	(80.4)	(1,492.9)	(4.6)	(1,577.9)
Net cash paid related to acquisition of business	–	–	(132.5)	–	(132.5)
Other, net	–	(25.1)	125.6	(0.5)	100.0
Capital contributed to unconsolidated subsidiaries	(6.8)	–	–	6.8	–
Dividends received from unconsolidated subsidiaries	250.0	–	–	(250.0)	–
Net cash provided by (used in) investing activities	243.2	(765.7)	(6,000.3)	(260.1)	(6,782.9)

For the Year Ended December 31, 2001	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
Cash flows from financing activities:					
Capital contributions paid by parent	–	–	$ 6.8	$ (6.8)	–
Acquisition of treasury stock	$(580.4)	–	–	–	$ (580.4)
Dividends paid on common stock	(92.4)	–	(250.0)	250.0	(92.4)
Universal life and investment-type contract deposits	–	$1,220.5	9,534.7	0.2	10,755.4
Universal life and investment-type contract maturities and withdrawals	–	(877.1)	(7,516.4)	(37.1)	(8,430.6)
Issuance of short term debt	–	–	56.9	–	56.9
Repayment of short term debt	–	–	(18.3)	–	(18.3)
Issuance of long-term debt	495.8	–	292.0	(43.6)	744.2
Repayment of long-term debt	–	–	(29.7)	–	(29.7)
Net decrease in commercial paper	–	–	(222.3)	–	(222.3)
Net cash (used in) provided by financing activities	(177.0)	343.4	1,853.7	162.7	2,182.8
Net increase (decrease) in cash and cash equivalents	2.9	(144.3)	(1,807.3)	(17.6)	(1,966.3)
Cash and cash equivalents at beginning of year	106.5	252.7	2,896.2	24.6	3,280.0
Cash and cash equivalents at end of year	$ 109.4	$ 108.4	$ 1,088.9	$ 7.0	$ 1,313.7

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2000	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
(in millions)					
Net income	$ 774.7	$ 99.4	$ 735.4	$ (790.8)	$ 818.7
Adjustments to reconcile net income to net cash (used in) provided by operating activities:					
Amortization of discount-fixed maturities	–	(1.3)	(120.5)	–	(121.8)
Equity in net income of unconsolidated subsidiaries	(790.8)	(4.7)	–	795.5	–
Net realized investment and other (gains) losses	–	8.2	(99.3)	2.4	(88.7)
Change in deferred policy acquisition costs	–	(140.9)	(189.5)	(0.6)	(331.0)
Depreciation and amortization	0.1	0.5	96.6	1.4	98.6
Net cash flows from trading securities	–	–	(147.5)	–	(147.5)
Increase in accrued investment income	–	(10.4)	(71.4)	0.2	(81.6)
Increase (decrease) in premiums and accounts receivable	–	0.4	(22.6)	(0.1)	(22.3)
Increase (decrease) in other assets and other liabilities, net	11.6	72.6	(570.7)	(1.9)	(488.4)
(Decrease) increase in policy liabilities and accruals, net	–	(420.9)	2,456.2	19.8	2,055.1
(Decrease) increase in income taxes	(3.6)	20.9	332.2	1.6	351.1
Net cash (used in) provided by operating activities	(8.0)	(376.2)	2,398.9	27.5	2,042.2
Cash flows from investing activities:					
Sales of:					
Fixed maturities available-for-sale	–	147.1	4,842.9	47.5	5,037.5
Equity securities available-for-sale	–	1.0	743.2	–	744.2
Real estate	–	0.2	66.2	–	66.4
Short term investments and other invested assets	–	0.8	100.6	0.5	101.9
Maturities, prepayments, and scheduled redemptions of:					
Fixed maturities held-to-maturity	–	59.7	1,732.0	20.2	1,811.9
Fixed maturities available-for-sale	–	60.9	1,550.9	30.6	1,642.4
Short term investments and other invested assets	–	10.1	449.8	–	459.9
Mortgage loans on real estate	–	61.4	1,499.7	24.2	1,585.3
Purchases of:					
Fixed maturities held-to-maturity	–	(107.9)	(1,967.6)	(19.3)	(2,094.8)
Fixed maturities available-for-sale	–	(359.6)	(7,527.9)	(65.1)	(7,952.6)
Equity securities available-for-sale	–	(0.1)	(558.0)	(0.5)	(558.6)
Real estate	–	(0.4)	(45.6)	–	(46.0)
Short term investments and other invested assets	–	(36.3)	(841.8)	(2.5)	(880.6)
Mortgage loans on real estate issued	–	(85.7)	(1,707.3)	(14.8)	(1,807.8)
Net cash received related to acquisition of business	–	–	141.3	–	141.3
Other, net	–	(34.3)	(17.7)	(7.8)	(59.8)
Capital contributed to unconsolidated subsidiaries	(1,823.1)	–	–	1,823.1	–
Dividends received from unconsolidated subsidiaries	466.0	–	–	(466.0)	–
Net cash (used in) provided by investing activities	(1,357.1)	(283.1)	(1,539.3)	1,370.1	(1,809.4)

For the Year Ended December 31, 2000	John Hancock Financial Services (Guarantor)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Eliminations	Consolidated John Hancock Financial Services, Inc.
Cash flows from financing activities:					
Capital contributions paid by parent	–	–	$ 1,823.1	$(1,823.1)	–
Issuance of common stock	$1,657.7	–	56.4	–	$ 1,714.1
Payments to eligible policyholders under Plan of Reorganization	–	–	(1,076.7)	–	(1,076.7)
Acquisition of treasury stock	(91.8)	–	–	–	(91.8)
Dividends paid on common stock	(94.3)	–	(466.0)	466.0	(94.3)
Universal life and investment-type contract deposits	–	$1,066.8	7,081.1	0.4	8,148.3
Universal life and investment-type contract maturities and withdrawals	–	(394.9)	(6,728.1)	(35.8)	(7,158.8)
Issuance of long-term debt	–	–	20.0	–	20.0
Repayment of long-term debt	–	–	(73.2)	–	(73.2)
Net decrease in commercial paper	–	–	(158.3)	–	(158.3)
Net cash provided by financing activities	1,471.6	671.9	478.3	(1,392.5)	1,229.3
Net increase in cash and cash equivalents	106.5	12.6	1,337.9	5.1	1,462.1
Cash and cash equivalents at beginning of year	–	240.1	1,558.3	19.5	1,817.9
Cash and cash equivalents at end of year	$ 106.5	$ 252.7	$ 2,896.2	$ 24.6	$ 3,280.0

Note 18 – Subsequent Events

On March 12, 2003, Maritime Life agreed to assume the insurance business of Liberty Health, a Canadian division of Liberty International, a subsidiary of US-based Liberty Mutual Group, for approximately $95.1 million. The deal is expected to close in early July 2003, subject to regulatory approval.

Through this agreement, Maritime Life will assume the entire business of Liberty Health, which includes group life, disability, and health, and the individual health insurance business.

On March 14, 2003, the Company sold three of its Home Office complex properties to Beacon Capital Partners for $910.0 million. As part of the transaction, the Company also provided Beacon Capital Partners with a long-term sub-lease of the Company's parking garage. The Company entered into a long-term lease of the space it now occupies in those buildings and plans on continuing to use them as its corporate headquarters.

Note 19 – Quarterly Results of Operations (unaudited)

The following is a summary of unaudited quarterly results of operations for 2002 and 2001:

	2002				2001			
	March	June	September	December	March	June	September	December
(in millions, except per share data)								
Premiums and other considerations	$ 883.7	$1,102.8	$ 931.5	$ 986.8	$1,246.9	$ 931.6	$ 861.0	$1,414.7
Net investment income	969.9	979.1	968.6	1,016.5	988.1	988.8	992.8	975.2
Net realized investment and other losses, net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders, and the policyholder dividend Obligation	(85.7)	(139.0)	(30.7)	(199.3)	(24.4)	(15.6)	(58.5)	(150.6)
Total revenues	2,039.3	2,199.0	2,138.4	2,078.4	2,394.3	2,144.8	2,047.4	2,522.5
Benefits and expenses	1,841.0	2,074.7	1,926.9	1,976.3	2,164.4	1,888.5	1,820.7	2,409.3
Income before income taxes and cumulative effect of accounting Changes	198.3	124.3	211.5	102.1	229.9	256.3	226.7	113.2
Cumulative effect of accounting changes, net of tax	–	–	–	–	7.2	–	–	–
Net income [a]	146.5	98.3	158.1	96.6	168.0	183.2	165.2	102.3
Income before cumulative effect of accounting changes per common share								
Basic	$ 0.49	$ 0.34	$ 0.55	$ 0.33	$ 0.52	$ 0.60	$ 0.55	$ 0.34
Diluted	0.49	0.33	0.54	0.33	0.51	0.59	0.54	0.34
Net income per common share								
Basic	$ 0.49	$ 0.34	$ 0.55	$ 0.33	$ 0.54	$ 0.60	$ 0.55	$ 0.34
Diluted [a]	0.49	0.33	0.54	0.33	0.54	0.59	0.54	0.34
Market price per common share								
High	$ 42.30	$ 40.67	$ 35.25	$ 32.30	$ 40.00	$ 41.40	$ 41.70	$ 41.93
Low	35.20	32.85	26.55	25.84	31.50	33.86	33.15	33.34
Close	38.19	35.20	27.80	27.90	38.45	40.26	39.95	41.30

(a) Balances reclassified for the adoption of the provisions of SOP 00-3, as outlined in Note 1 to the consolidated financial statements. The adoption impacted net income and diluted earnings per share by $(0.1) million, or $—, $2.4 million, or $0.01, and $(5.9) million, or $(0.02), for the three months ended March 31, June 30 and September 30, 2001, respectively.

Board of Directors and Senior Elected Officers

Board of Directors John Hancock Financial Services, Inc. and John Hancock Life Insurance Company

David F. D'Alessandro *Chairman and Chief Executive Officer*
Executive Committee, Committee of Finance*, Policy Committee, Senior Committee, Employee Benefits Plan Committee

Wayne A. Budd *Executive Vice President and General Counsel*, Policy Committee, Senior Committee, Employee Benefits Plan Committee

John M. DeCiccio** *Executive Vice President and Chief Investment Officer*, Committee of Finance*, Policy Committee

Foster L. Aborn** *Retired Vice Chairman of the Board*, Committee of Finance*

Robert E. Fast *Of Counsel*, Hale & Dorr, Executive Committee, Nominating and Corporate Governance Committee

John M. Connors, Jr. *Chairman and Chief Executive Officer*, Hill, Holliday, Connors, Cosmopulos, Inc., Executive Committee, Committee on Ethics and Business Practices

Richard F. Syron *Chairman and Chief Executive Officer*, Thermo Electron Corp., Executive Committee, Committee of Finance*, Compensation Committee, Nominating and Corporate Governance Committee

Michael C. Hawley *Former Chairman and Chief Executive Officer*, The Gillette Company, Audit Committee, Compensation Committee, Executive Committee

Robert J. Tarr, Jr. *Former Chairman, President and Chief Executive Officer*, HomeRuns.com, Audit Committee, Committee of Finance*

Edward H. Linde *President and Chief Executive Officer*, Boston Properties, Inc., Committee of Finance*, Nominating and Corporate Governance Committee, Executive Committee

Judith A. McHale *President and Chief Operating Officer*, Discovery Communications, Inc., Compensation Committee

R. Robert Popeo *Chairman*, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Executive Committee

Thomas P. Glynn *Chief Operating Officer*, Partners HealthCare System, Committee on Ethics and Business Practices, Committee of Finance*

Richard B. DeWolfe *Managing Partner*, DeWolfe & Company, LLC, Audit Committee, Nominating and Corporate Governance Committee

Robert J. Davis *Partner*, Highland Capital Partners, Committee on Ethics and Business Practices, Committee of Finance*

* Committee of John Hancock Life Insurance Company only.
** Member of the Board of John Hancock Life Insurance Company only.

Senior Elected Officers John Hancock Financial Services, Inc. and John Hancock Life Insurance Company

Policy Committee

David F. D'Alessandro *Chairman and Chief Executive Officer*

Michael A. Bell *Senior Executive Vice President, Retail*

James M. Benson *Senior Executive Vice President and President of John Hancock Sales and Marketing*

Thomas E. Moloney *Senior Executive Vice President and Chief Financial Officer*

Wayne A. Budd *Executive Vice President and General Counsel*

Derek Chilvers *Executive Vice President, International Operations, and Chairman and Chief Executive Officer, John Hancock International, Inc.*

John M. DeCiccio *Executive Vice President and Chief Investment Officer*

Maureen R. Ford *Executive Vice President and Chairman and Chief Executive Officer, John Hancock Funds*

Deborah H. McAneny *Executive Vice President, Structured & Alternative Investments*

Robert F. Walters *Executive Vice President and Chief Information Officer*

Senior Vice Presidents

Joanne P. Acford Law

William J. Ball Retail Implementation Office

Earl W. Baucom Controller

Stephen P. Burgay Corporate Communications

Jonathan Chiel Law

Kathleen F. Driscoll Retail Direct Life Brokerage

John T. Farady Mergers & Acquisitions

Jerry R. Healey Signator, Inc.

Bruce M. Jones Annuity Distribution

Jeanne M. Livermore Guaranteed and Structured Financial Products

Barbara L. Luddy Retail Finance

John L. Mastromarino Chief Risk Officer

James M. Morris, II *Chairman and Chief Executive Officer*, Signator, Inc.

Roger G. Nastou Bond & Corporate Finance

Daniel L. Ouellette John Hancock Signature Services

Page Palmer Human Resources

Joseph P. Paster John Hancock Signature Services

Jean Peters Investor Relations

Robert R. Reitano *Chief Investment Strategist*, Investment Strategy Group

Donald B. Robitaille Auditing

Diana L. Scott E-Business and Group Insurance

Barry L. Shemin Corporate Actuarial

James A. Shepherdson, III Retirement Services

Michele G. Van Leer Retail Product Management

Robert H. Watts Office of Business Conduct and Chief Compliance Officer

Barry E. Welch Bond & Corporate Finance

Gregory P. Winn Treasury

Officers of Principal Subsidiaries

Mark C. Lapman *Chief Executive Officer*, Independence Investment LLC

William A. Black *President and Chief Executive Officer*, The Maritime Life Assurance Company

Subsidiaries and Affiliates*

Direct Subsidiary of John Hancock Financial Services, Inc.

John Hancock Life Insurance Company, MA
John Hancock Insurance Company of Vermont, VT
John Hancock Canadian Holdings Limited, Canada
John Hancock International Holdings, Inc., MA
John Hancock Life Assurance Company, Ltd., Singapore
John Hancock Life Insurance Corporation, Philippines

Indirect Subsidiaries of John Hancock Financial Services, Inc.

Comox Timber Ltd, Prince Edward Island, Canada
Hancock Victorian Plantations Holdings Pty Ltd., Australia
HBHC LLC, DE
John Hancock International Services, S.A., Belgium
John Hancock Receivables, Inc., MA
John Hancock Subsidiaries, LLC, DE
- The Berkeley Financial Group, LLC, DE, and Subsidiaries
- John Hancock Advisers, LLC, DE
- NM Capital Management, Inc., NM
- Sovereign Asset Management Corporation, DE
- Essex Corporation and Subsidiaries
- First Signature Bank & Trust Company, NH
- Hancock Mezzanine Investments, LLC, DE
- Hancock Natural Resource Group, Inc., DE
- Hancock Realty Investors Inc., DE
- Hancock Venture Partners, Inc., DE
- Independence Investment LLC, DE
- JH Networking Insurance Agency, Inc., MA
- John Hancock Assignment Company, DE
- John Hancock Capital Corporation, DE
- John Hancock Energy Resources Management Inc., DE
- John Hancock HealthPlans, Inc., MA
- John Hancock Leasing Corporation, DE
- John Hancock Real Estate Finance, Inc., DE
- John Hancock Realty Advisors, Inc., DE
- John Hancock Realty Services Corp., DE
- John Hancock Signature Services, Inc., DE
- Signator Financial Network, Inc., MA
- LR Company, LLC, DE
- Signature Funding Company LLC, DE
- Woodley Road Associates, Inc., DE

John Hancock Variable Life Insurance Company, MA
The Maritime Life Assurance Company, Canada
P.T. Asuransi Jiwa John Hancock Indonesia, Jakarta, Indonesia

*This is not a complete list of John Hancock subsidiaries and affiliates. For a more complete list, see Exhibit 21.1 of our 2002 Form 10-K.

Associated Companies and Joint Ventures

Interlife John Hancock Assurance PLC, Bangkok, Thailand
John Hancock Life Insurance (Malaysia) Berhad, Kuala Lumpur, Malaysia
John Hancock Tianan Life Insurance Company, Shanghai, China

INSURANCE FOR THE UNEXPECTED.
INVESTMENTS FOR THE OPPORTUNITIES.

John Hancock

John Hancock Financial Services, Inc.
Boston, Massachusetts 02117

www.jhancock.com

PROXY/ANNUALRPT 02ed